1-7921

APLS

Security Capital Corporation

04028275

P.E. 12/31/03

Annual Report
December 31, 2003

SECURITY CAPITAL CORPORATION
Chairman's Letter for 2003

In reviewing the financial data contained in this 2003 Letter and related Reports, you should note a very major change in Security Capital Corporation ("SCC"). SCC has declared the entire seasonal products segment a discontinued business and, as required by GAAP accounting, has restated its historical financial results to exclude this segment. As discussed below, we believe this and related actions are overwhelmingly positive for SCC.

Before providing my report on 2003 results, I would like to describe the considerations and circumstances behind SCC's decision to exit the seasonal products segment. In last year's Chairman's Letter, it was noted that multi-industry companies, in general, had lost their attraction to Wall Street, its stock analysts and most investors. We realized in 2002 that SCC was at a particular disadvantage being a multi-industry company because of our small market capitalization compared to most public companies, the lack of any stock analyst coverage and the very small float and limited trading activity of our stock.

At the same time, we were already disappointed in the results of one of the two companies making up the seasonal products segment. In 2003, in addition to a continuing decline in operating performance, we concluded that the long-term trend of Possible Dreams' main distribution channel, independent gift shops, was in decline. We did not want to provide additional loans or capital to Possible Dreams. We decided to manage Possible Dreams for a sale or other orderly means of wind-down. Thus, we restructured management and hired an interim CEO to work with us to accomplish that goal. The interim CEO, and the staffs of Possible Dreams and SCC, did an outstanding job in stabilizing Possible Dreams and initiating the liquidation of Possible Dreams in November 2003. With the exception of minor continuing legal matters relating to the U.S. Bankruptcy Code Chapter 11 filing of Possible Dreams, which facilitated the sale of certain working capital and real-estate assets, SCC has completed its exit.

Having determined to sell Possible Dreams for the reasons described above, we also decided it would be best for SCC to eliminate its seasonal products segment entirely. While the other part of the segment, Pumpkin Masters, has performed well since our 1997 purchase and has been a good cash generator, we concluded SCC would benefit from its sale by reducing the complexity of SCC to our stockholders, the external investor community and our banks. Additionally, proceeds from the sale of Pumpkin Masters would support the strategic alternatives being considered by SCC.

The restated historical results show the success of SCC's two other business segments, cost containment/health services and education. Revenues of the continuing segments reached new record levels. Net revenue rose to $94,432,000 in the 2003 fiscal year from $72,703,000 in 2002 and $61,286,000 in 2001. The 30% revenue growth in 2003 from 2002 was driven mainly by the October 2003 acquisition of Octagon Risk Services and the September 2002 acquisition of Barron Risk Management by CompManagement. Educational services revenues also increased, but the 19% year over year increase was on a small base.

Income from continuing operations before income taxes, minority interest and cumulative effect of change in accounting principle increased to $11,152,000 for the year ended December 31, 2003 from $10,332,000 in 2002 and $2,797,000 in 2001. Income from continuing operations before cumulative effect of change in accounting principle increased to $5,352,000 in 2003 from $5,123,000 in 2002 and $678,000 in 2001. The improvements in both income categories, in order of impact, were from growth in the Company's continuing operations, reduction of interest expense and reduction of goodwill amortization expense after 2001. Details of the changes in revenue and income items can be found in the Consolidated Statements of Income on page 32 of the attached Annual Report to Stockholders.

Basic earnings per share from continuing operations, before the 2002 cumulative effect of change in accounting principle, increased to $0.76 in 2003 from $0.73 in 2002 and $0.05 in 2001.

Net debt of continuing operations at December 31, 2003 increased to $23,685,000 from $20,720,000 at year-end 2002. Debt was increased by the Octagon acquisition, which was funded by approximately

$15,000,000 of additional senior bank debt (net of acquired cash and investment securities). Without the acquisition, net debt would have been reduced by approximately $12,000,000, thus demonstrating that SCC continues to generate excellent excess cash flow. Interest expense declined by 57% to $1,565,000 in 2003 from $3,633,000 in 2002. The large decline reflected reduced average outstanding debt, lower general interest rates and the absence of refinancing and prepayment fees. In early 2004, we entered into an interest rate swap to fix $10,000,000 of our bank debt at 5.44% for five years.

Segment Results

The following sections summarize the results of our Company by business segment. Each segment's operating results, or segment income, is defined as earnings before interest, taxes, depreciation, amortization, minority interest expense, management fees, discontinued operations, cumulative effect of change in accounting principle and certain items. References to each segment's operating results, or segment income (as defined and referred to in this letter), herein should be considered in light of the reconciliations provided in Table I in this letter. It should be noted that management evaluates performance of its segments based upon operating results, or segment income (as defined and referred to in this letter), because SCC believes that operating results (as defined and referred to in this letter) for each segment are a financial indicator of that segment's value and ability to incur and service debt and, adjusted for capital expenditures, are a simple measure of that segment's ability to generate operating cash flows. It is also one method by which the Company evaluates and values potential acquisition candidates and by which the Company values its current subsidiaries.

Employer Cost Containment and Health Services Segment

Revenue reached a new record level in 2003 with a 31% increase to $84,598,000 from $64,460,000 in 2002. The increased revenue reflected the three months of operations from the acquisition of Octagon Risk Services, a full year of ownership of Barron Risk Management and continuing revenue gains from existing operations outside the State of Ohio. An important aspect of the Octagon acquisition is that more than 50% of the revenue of the segment now comes from outside the core operations in Ohio. Additionally, smaller revenue gains in 2003 came from risk management consulting services, integrated disability management services and the start-up of an Atlanta office to service the Southeast.

Segment income, as defined previously, increased immaterially to $13,042,000 in 2003 from $12,987,000 in 2002. The small gain in income reflected expenses from the expansion of the integrated disability services segment and the new Atlanta office, increased software expense from internal development of additional multi-state support software and litigation expense from the "unauthorized practice of law" suit brought by a segment of the Ohio legal bar. This suit basically concerns our Company's and all of our competitors' ability to represent clients in certain administrative proceedings with non-attorneys. The outcome of the suit is indeterminate as of the date of this letter and may not be settled for many months if appeals are necessary. Any resultant long term cost increases are likely to be passed on to employers. Employers, unions, and most intelligent informed people in Ohio, excepting some lawyers, oppose what we consider outrageous self-aggrandizement by a segment of the Ohio legal bar. Unfortunately, the suit is being heard and decided by a sub-committee of lawyers appointed by the lawyers of the Ohio State Supreme Court.

Educational Services Segment

Primrose Schools achieved record revenue and profits in 2003. Revenue increased 19% to $9,834,000 from $8,243,000 in 2002. Revenue growth was led by royalty revenue from newly opened schools, same school revenue increases and eleven months of revenue from Primrose's new company owned and operated model school at the Bentwater, Georgia corporate campus. The latter consists of leased headquarters office facilities in addition to the Bentwater school. The opening of the school and relocation of Primrose's headquarters facility is expected to facilitate new franchisee sales, training and product development.

In 2003, 13 new schools opened compared to 11 in 2002. The total number of franchised Primrose schools increased to 118 at the end of 2003. Total system revenues, including all franchised schools, grew by 16.3%. Same school revenue growth increased to 4.4% in 2003 from 0.3% in 2002. New franchise sales totaled 20 units, a significant increase from 2002. Franchise sale revenue is not recognized until the opening of a school. New school openings are projected to approximate the same in 2004 as 2003 but with a high percentage of openings in the last quarter of the year and thus subject to roll-over into 2005.

Segment income increased 8% to $4,566,000 in 2003 from $4,217,000 in 2002. Income growth was restrained primarily by start-up losses at the new Bentwater corporate school and corporate staff additions. The Bentwater school is expected to turn income positive in 2004. Staff expense growth is projected to decline in 2004 although additional real estate development personnel will be added to increase the pace of new school openings.

SCC Strategic Commentary

As indicated in last year's letter to stockholders, in 2003 we began the process of considering how to realign SCC with the reality of its financial environment. Three central circumstances shape and limit strategic direction. First, it is obvious that multi-industry companies in general have had great difficulties in attracting interest from the investment community. Second, the small market capitalization and limited shareholder float of SCC have made it substantially more difficult to attract attention from the investment community. Third, regulatory and structural changes in the financial markets have made corporate life more challenging for all small public companies.

The change in the landscape caused by the third circumstance has become more obvious over the course of 2003 and early 2004. Two aspects are worthy of special note. First, legislative and regulatory reforms have moved to separate the investment banking, analyst and stock brokerage activities within investment banks. As a result, the legal ability and incentives of investment banks to provide research coverage of smaller companies has been dealt a significant blow. This issue has not apparently been understood by the regulators and certainly not ameliorated by any of their actions. Second, the cost in money and corporate staff of new accounting and corporate governance and compliance procedures has increased substantially for all companies. Small companies, either currently or in the near future, must meet the same requirements as larger companies. Obviously, the comparative burden and cost are greater for small companies. While I would observe that the improvements to corporate governance are desirable and overdue in many cases in theory, the practical impact on small companies like SCC is substantial. A very significant amount of SCC corporate staff, outside director and professional service advisory firm time has been focused on our efforts in this area. I think that SCC, aided by its outside directors and professional firms as well as corporate executives, has done an admirable job in improving an already high level of corporate governance.

In consideration of the above circumstances, SCC has taken a number of actions. First, SCC made the decision to limit its focus to the two services segments that have had clear success and have good growth prospects-i.e., cost containment/health services and educational services. The seasonal products segment has been discontinued. This overall decision will make SCC easier to understand by investors and the broader financial community. The related actions will reduce debt and provide cash for other corporate purposes.

Second, in January 2004, SCC raised $30,000,000 of subordinated debt financing to be available for a variety of alternative corporate purposes. These include: a buyback of SCC stock, a buyback of minority equity positions of SCC subsidiary companies, an extraordinary dividend and acquisitions. Third, a Special Committee of independent directors of the SCC Board of Directors was formed to review consideration of the alternatives. The Special Committee was formed because of the potential of SCC officers, with affiliations to Capital Partners, to have conflicted interests and views. Capital Partners and affiliates control approximately 83% of the stock of SCC.

Outlook

While the outcome of the strategic alternatives review may have a major impact on the long-term direction of SCC, I would like to provide a brief commentary on the operating outlook for 2004.

I am pleased to say that the recent integration of the business and operations of Octagon Risk Services has already been largely completed. Octagon, at acquisition, was blessed with an outstanding team of managers and other employees, all of whom have chosen to remain with Octagon and SCC. Octagon will be managed as a subsidiary of CompManagement. With the addition of Octagon, it is projected that the cost containment/health segment will have substantial growth in revenue and all measures of profitability in 2003 despite a variety of challenges.

The educational services segment, Primrose Schools, is projected to continue to grow through a combination of new school openings and comparable school revenue growth. Although Primrose will be challenged to achieve its budgeted school openings, it is also expected to have growth in revenue and all measures of profitability.

On a consolidated basis, SCC is projected to achieve record levels of revenue and profitability. Both segments are expected to continue to generate excellent cash flow. Excess cash will either reduce outstanding debt and/or be available for the strategic alternatives under study. Our long-standing basic business principle has been that businesses that generate excess cash flow will return good value to stockholders. We are mindful of the poor performance, and at least some of its causes, of SCC's stock during 2003. The strategic alternatives under study are intended to bring the value of SCC stock into better balance with the underlying value of the Company's assets and business.

I would like to express my appreciation to the management of each of our subsidiaries, SCC corporate staff and our Company's outstanding outside directors for their efforts and contributions during a particularly challenging period of time.

Sincerely,

Brian D. Fitzgerald
Chairman and President

Table I

Reconciliation of Segment Operating Results (Segment Income) as defined and referred to in this letter to Net Income as determined and reported in accordance with accounting principles generally accepted in the U.S.

	YEARS ENDED DECEMBER 31,		
	2003	2002	2001
Revenues from external customers:			
Employer cost containment and health services	$84,598	$64,460	$53,634
Educational services	9,834	8,243	7,652
Total revenues	$94,432	$72,703	$61,286
Segment income:			
Employer cost containment and health services	$13,042	$12,987	$10,850
Educational services	4,566	4,217	3,442
Total segment income	17,608	17,204	14,292
Reconciliation to income from continuing operations before cumulative effect of change in accounting principle:			
Amortization and depreciation	(2,441)	(2,267)	(4,970)
Interest expense	(1,565)	(3,633)	(4,162)
Income tax expense	(4,693)	(4,169)	(1,841)
Minority interest in income of consolidated subsidiaries	(1,107)	(1,040)	(278)
Corporate, management fee and other expenses	(2,635)	(1,853)	(1,593)
Other income (expense)	185	881	(770)
Income from continuing operations before cumulative effect of change in accounting principle	$ 5,352	$ 5,123	$ 678

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number: 1-7921

SECURITY CAPITAL CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**13-3003070**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Three Pickwick Plaza, Suite 310
Greenwich, Connecticut 06830
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: **(203) 625-0770**

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Name of each exchange on which registered
Class A Common Stock, $.01 par value	American Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
None.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days: Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Act): Yes ☐ No ☒

As of June 30, 2003, 6,450,967 shares of the Registrant's voting stock were outstanding, of which 5,277,632 shares were held by affiliates of the Registrant. The aggregate market value of the remaining 1,173,335 shares of voting stock held by non-affiliates (based upon the closing price of the Registrant's Class A Common Stock on June 30, 2003 of $9.15) was approximately $10,736,015.

Portions of Security Capital Corporation's definitive proxy statement to be filed with the Securities and Exchange Commission on or before April 29, 2004 are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS.

General

Security Capital Corporation ("Security Capital" or "SCC" or the "Company") operates three subsidiaries in three distinct business segments, although the Company has implemented an exit strategy with regard to the seasonal products segment, which is now considered a discontinued operation. Each subsidiary has a high degree of operating autonomy, with its own chief executive officer and management. Management of each company has equity interests and/or options and other incentives based primarily on the performance of its own subsidiary. The parent company management of Security Capital is primarily focused on strategic, financial and other senior level managerial issues, as well as potential new related or other acquisitions.

As a result of a December 2000 acquisition, SCC has an 80% equity interest in WC Holdings, Inc. ("WC"). Security Capital owns, through its 98%-owned subsidiary, Primrose Holdings, Inc., 100% of the outstanding shares of common stock of Primrose School Franchising Company and one related service company (together referred to as "Primrose"). Through its 100%-owned subsidiary, Pumpkin Masters Holdings, Inc., SCC owns 100% of the outstanding shares of Pumpkin, Ltd. (together referred to as "Pumpkin"). Prior to a December 31, 2002 transaction whereby the 20% minority shareholders' stake in Pumpkin Masters Holdings, Inc. was purchased by the Company, Pumpkin Masters Holdings was an 80%-owned subsidiary. Security Capital owns 75% of P.D. Holdings, Inc., which owns 100% of the outstanding shares of Possible Dreams, Ltd. (together referred to as "Possible Dreams"). However, because of the October 22, 2003 Chapter 11 filing in bankruptcy court by Possible Dreams, the Company effectively lost control over this subsidiary as of that date, and therefore the results of operations and financial position for Possible Dreams have ceased to be included in the Company's consolidated statements of income or consolidated balance sheet after that date. For all reporting periods presented in this Report on Form 10-K, it has been reported in the consolidated statements of income as a discontinued operation.

The three business segments of SCC are employer cost containment and health services, educational services, and seasonal products, but the seasonal products segment is now reported as a discontinued operation. The employer cost containment and health services segment consists of WC which provides services to employers and their employees primarily relating to industrial health and safety, industrial medical care, workers' compensation insurance and the direct and indirect costs associated therewith. The educational segment consists of Primrose which is engaged in the franchising of educational child care centers, with related activities in operations advisory, real estate and site selection services. Primrose also operated one educational child care center during the first five months of 2002, which it closed in May 2002. In January 2003, Primrose opened a new company-owned and operated educational child care center. The Primrose activities are national with the exception of the Northeast and Northwest. The seasonal products segment is now reported as a discontinued operation and consists of Pumpkin and, Possible Dreams prior to the date of deconsolidation. Pumpkin is engaged primarily in the business of designing, out-sourcing and distributing pumpkin carving kits and related Halloween accessories. The Company is actively marketing this subsidiary for sale and expects to conclude a sale during 2004. Possible Dreams did operate as a designer, importer, and distributor of collectible and fine quality figurines and, to a lesser extent, other specialty giftware before its Chapter 11 bankruptcy filing on October 22, 2003 and the subsequent sale of all of its non-real estate assets on November 30, 2003.

WC (Employer Cost Containment and Health Services Segment)

Background

On December 21, 2000, the Company, through its subsidiary, WC Holdings, Inc., acquired Health Power, Inc., a Delaware corporation. The total consideration paid for 100% of Health Power common stock was $37,446,000. In addition, on April 1, 2001, the Company, through WC's subsidiary CompManagement, Inc. ("CompManagement"), acquired 100% of the outstanding stock of Trigon Administrators, Inc., a third party administrator ("TPA") in Virginia, Maryland and North Carolina. After contractual adjustments, the total consideration paid was $5,495,000. On October 1, 2002, CompManagement acquired all of the outstanding stock of Barron Risk Management Services, Inc., a TPA in Texas that offers various services for the administration of self-insured property and casualty programs. After contractual adjustments, the total consideration was $1,750,000. On October 3, 2003, CompManagement acquired all of the outstanding stock of Octagon Risk Services, Inc. ("Octagon"), a full-service claims administration and consulting services provider for workers' compensation, medical professional liability and general liability based in California. Total consideration paid was $30,000,000; net of cash, cash equivalents, and other investments that were liquidated, the price was $14,650,000 plus acquisition costs of $669,000. In November 2003, WC Holdings, Inc. was merged into Health Power, Inc., WC and the surviving entity was renamed WC Holdings, Inc.

Overview

WC operates through its wholly-owned subsidiary, CompManagement. CompManagement provides various services to corporations and their employees primarily relating to workplace health and safety, occupational medical care, workers' compensation and employee benefits. These services are targeted at improving the health and safety of workplaces and employees, as well as reducing and managing employer long-term costs of workplace health and safety.

CompManagement provides its services to over 53,000 businesses and had 1,221 employees as of December 31, 2003. Approximately 62% of CompManagement's revenue comes from Ohio, 48% post acquisition of Octagon Risk Services, where CompManagement is a market leader. Since 2001, CompManagement has diversified into other states and approximately 38% of its revenue comes from national operations. In addition to Ohio, CompManagement currently has offices in California, Georgia, Illinois, Maryland, Michigan, North Carolina, Pennsylvania, South Carolina, Texas, Virginia, Washington and West Virginia.

CompManagement provides services reducing or containing employers' lost time and other workers' compensation costs and managing workers' compensation claims. These include consulting, training and education services to improve workplace health and safety. CompManagement also provides medical management and administrative services related to workers' compensation claims. In addition to workers' compensation, CompManagement provides the same claim and medical management services for auto, general and medical liability insurance throughout the United States.

CompManagement Services

CompManagement offers services in two general categories: (1) claims administration services related to workers' compensation, auto, general and medical liability claims (these services are typically referred to as "third party administration" or "TPA" services) and (2) medical management of workers' compensation claims, or "MCO" services.

Non-medical Services

CompManagement provides group rating services, risk management, medical cost containment and claims management services to employers with respect to workers' compensation, auto, general and medical liability claims as well as claims administration services for short-term disability and Family Medical Leave Act ("FMLA") claims. CompManagement's TPA services include the review and processing of an employer's workers' compensation claims, the design of individual programs to improve an employer's experience ratings, assisting employers before the Ohio Industrial Commission and The Ohio Bureau of Workers' Compensation (the "OBWC"), the performance of risk analysis for an employer's experience rating, the review of premium audits on behalf of employers and analysis of employers for inclusion in group rating plans. CompManagement also acts as a TPA of workers' compensation claims for self-insured employers. Each employer selects the types of services it desires and then enters into a contract with CompManagement to provide such services. These contracts are generally for a one-year period.

CompManagement currently provides its TPA services to approximately 17,000 employers located throughout California, Georgia, Illinois, Maryland, Michigan, North Carolina, Ohio, Pennsylvania, South Carolina, Texas, Virginia, Washington and West Virginia. Many Ohio employers have entered into contracts with CompManagement because of their participation in group rating plans sponsored by trade associations of which such employers are members. Larger organizations may choose to self-insure their workers' compensation risk and, in such cases, CompManagement serves as the program administrator.

MCO Services

CompManagement provides medical management services for workers' compensation claims, primarily to Ohio employers, as well as to a smaller number of employers located in Georgia, Maryland, Virginia, North Carolina and Texas. CompManagement owns and operates a state-wide MCO under Ohio's Health Partnership Program. CompManagement currently serves approximately 52,000 employers located throughout Ohio. As an OBWC-certified and URAC-accredited (American Accreditation HealthCare Commission, Inc.) MCO, CompManagement provides medical management services for workers' compensation cases resulting from injuries suffered by employees arising out of the course and scope of their employment, as required by law. Because all workers' compensation claim liabilities are paid by the OBWC, CompManagement does not assume any risk for the payment of medical or disability benefits to employees with respect to their claims.

MCO services provided in Ohio by CompManagement are offered pursuant to a contract with the OBWC. Under this contract, CompManagement is responsible for providing, among other things, a state-wide health care provider network; treatment guidelines and utilization review procedures; peer review and quality assurance programs; provider sanction and termination procedures; medical and vocational case management programs; utilization management programs; medical bill adjudication and payment procedures; dispute resolution procedures; provider, employer and employee relations and education programs; and health care fraud detection and reporting programs.

Under its current OBWC contract, CompManagement receives an administrative fee equal to 4% of the annual workers' compensation premiums for employers assigned to its MCO. The administrative fee is paid monthly and is subject to setoffs if CompManagement does not meet certain criteria with respect to first report of injuries, bill submissions or data accuracy, or if CompManagement makes a misfiling of death claims. CompManagement is also eligible to earn an additional quarterly incentive fee of up to 3% of the annual workers' compensation premiums for employers assigned to its MCO based upon its attainment of certain return-to-work measurements established in the contract. In 2003, CompManagement also earned an additional 0.25% of the annual workers' compensation premiums because it enrolled a certain number of employers in the OBWC transitional work grant program by December 31, 2003.

CompManagement owns or has arrangements with other state-wide health care provider networks in Ohio, Maryland, North Carolina, Texas and Virginia consisting of physicians, hospitals and ancillary providers. These networks include certain occupational health-based physician groups, which serve as its "anchor medical groups." The provider panel is credentialed using a multi-faceted peer review committee. CompManagement has a provider services department, which recruits new providers for its own network and offers educational materials and training seminars.

Customers and Marketing

CompManagement markets its TPA and MCO services through its direct sales force of 58 persons who contact prospective and existing employer groups. In addition, CompManagement has relationships with over 500 independent insurance agencies and brokers. CompManagement maintains service centers in California, Georgia, Illinois, Maryland, Michigan, North Carolina, Ohio, Pennsylvania, South Carolina, Texas, Virginia, Washington and West Virginia.

Competition

The workers' compensation cost containment and medical management industry is fragmented and competitive. The market share in this industry is concentrated among a few companies, including CompManagement. The primary competitors of CompManagement are Gates McDonald and Frank Gates, which offer one or more services similar to those offered by CompManagement and numerous independent companies, typically operating on a regional basis. Some of CompManagement's competitors are significantly larger and have greater financial and marketing resources than CompManagement. The principal competitive factors are the range of services offered and responsiveness to customer needs. CompManagement competes principally on the basis of its specialization in the non-health claims management area, breadth of services, attention to customer service and independence from insurance carriers.

Government Regulation

Regulation of CompManagement's TPA business varies on a state-by-state basis and ranges from no specific government regulation or oversight to specific licensing requirements. Its business is substantially dependent on the workers' compensation systems in Ohio and the other states in which it operates.

CompManagement's MCO is certified and regulated by the OBWC under Ohio's Health Partnership Program. Its MCO is not, however, subject to Ohio's laws governing health insuring corporations, since it is not responsible for payment of health care claims or benefits, nor is it otherwise responsible for risk-bearing activities commonly associated with organizations licensed under Ohio's insurance laws.

OBWC is required to pay to CompManagement an administrative fee for its medical management and administrative services, as well as an incentive payment, provided that CompManagement meets the performance criteria required by OBWC. These performance criteria are established in the MCO contract and primarily relate to the attainment of certain claim management and return to work measurements. The administrative and incentive payments to CompManagement are based on claims volume and a percentage of the total premium payments of employers managed by the MCO, respectively.

CompManagement believes that its MCO is presently in compliance in all material respects with all applicable laws, regulations and certification requirements.

Employees

As of December 31, 2003, CompManagement had approximately 1,221 employees, of which 829 were employed in connection with its TPA operations; 308 were employed in connection with its MCO operations; and 84 were employed in connection with corporate-wide administrative functions, including finance, human resources, information systems/information technology and management. CompManagement's employees are not represented by a union, and CompManagement considers its relationship with its employees to be good.

Primrose (Educational Services Segment)

Background

On April 6, 1999, the Company acquired all the assets and assumed certain liabilities of Primrose School Franchising Company, Inc., a Georgia corporation established in September 1988 and engaged in the franchising of educational child care centers, and of two related companies engaged in real estate services for franchisees and in operating one educational child care center. The consideration paid in connection with the acquisition of the foregoing companies aggregated $27,388,000.

Overview

Primrose is the exclusive franchiser of Primrose Schools, an industry leader in educational childcare services. The previous company-owned Primrose school was closed on May 31, 2002. A new company-owned unit opened in January 2003 and will serve an important role in testing new curricula and initiatives.

As of December 31, 2003, Primrose consisted of 118 franchised locations in the southern, central and western United States. Additionally, as of that date, Primrose had awarded 38 franchise units that were in various stages of development and construction and seven option agreements for future development.

Educational Services

Primrose has established a position as a major provider of educational childcare in the upscale niche of the childcare industry. Primrose is a franchised system of private, curriculum-based pre-schools which provide child care services for children six weeks to five years old and after-school programs for children five through 12 years old. The primary strategies of Primrose are aimed at delivering a consistent, high quality educational product throughout all its schools. The overall franchise system and product are tightly controlled and uniform.

Primrose provides a proven early childhood curriculum and programming to its franchisees. These include detailed monthly educational lesson plans, management guidelines and other collateral materials. Primrose integrates nationally recognized packaged curriculums with its own copyrighted Balanced Learning^{sm} programs.

Primrose provides its franchisees with detailed manuals that cover all aspects of operating a Primrose School. The Primrose Schools curriculum and operating systems have been approved for national accreditation by the Commission on International and Trans-Regional Accreditation, the Southern Associations of Schools and Colleges and the North Central Association. Primrose has an Advisory Board made up of credentialed specialists in early childhood education.

Operational and Business Services

Primrose provides new franchisees with pre-opening training at corporate headquarters and existing franchised schools. Primrose has an ongoing operations support infrastructure that includes comprehensive business, operational and marketing plans for franchisees. Operations consultants provide consulting services and visit schools on a continual basis to ensure that Primrose's quality standards are maintained.

A complete internal and external equipment package is provided by Primrose for franchisees' use in their schools. This package includes furniture, educational programs and materials, playground equipment, school supplies and custom childcare management software.

Real Estate Services

Primrose provides real estate services to Primrose franchisees, including design based on proprietary prototype building and site plans, site selection assistance and development consulting.

Marketing Services

Marketing efforts are directed in two areas: (i) creating consumer demand for Primrose educational child care services at the end-user level; and (ii) creating demand for Primrose School franchises among potential franchisees. Primrose markets its franchise schools to households in which parents are working professionals and which require more than just "day care" through targeted marketing with numerous mediums, including direct mail, radio, newspapers, internet and various magazines. Its franchise opportunities are targeted towards successful individuals with management experience and entrepreneurial desires. Primrose receives favorable publicity generated by its quality service and advertises in newspapers, trade publications, magazines, presentations and by word of mouth.

Financing Services

Primrose has alliances with national lending sources to provide competitive financing for franchisees. These strategic partnerships provide a degree of familiarity and efficiency to the financing process for Primrose franchisees.

Sources of Revenues

Primrose derives revenue from royalty income, franchise fees, real estate services and development fees. It formerly owned and operated one educational childcare center, which it closed in May 2002. With respect to this former school and to its new owned and operated center, Primrose School at Bentwater, which opened in January 2003, Primrose derives its revenue from the collection of educational childcare fees.

Trademarks and Other Proprietary Rights

Primrose owns and maintains trademarks and copyrights relating to its programs, characters, logos and building plans. Additionally, Primrose strives to protect itself, franchisees, parents and children through a strong, comprehensive franchise agreement that explicitly spells out the responsibilities of both Primrose and the franchisee. This agreement gives Primrose the ability to enforce its standards, helping to ensure system-wide quality and consistency.

Competition and Markets

Primrose Schools competes in the center-based for-profit sector of the childcare industry. Its principal competitors are Kids R Kids and Crème de la Crème. The industry is highly fragmented with an estimated 100,000 plus licensed childcare centers, of which only a small percentage consist of national for-profit child care "chains" such as Primrose. Management believes the fragmented nature of the industry, together with an increasing demand for educational childcare, provides growth opportunities for well-managed child centers with professional, owner-operated childcare providers.

Management believes that the principal elements defining competitiveness are curriculum, product quality and consistency, well-trained staffing, strong customer service and good business center management. Although Primrose competes favorably with respect to these factors, some of Primrose School's competitors are larger and have greater financial resources, with a larger number of facilities and a broader national or regional presence.

Government Regulation

Primrose is subject to various federal, state and local laws affecting Primrose as well as a variety of regulatory provisions relating to zoning of school sites, sanitation, curriculum, health and safety. As a franchisor, Primrose is subject to state and federal laws regulating various aspects of franchise operations and sales. These laws impose registration and disclosure requirements on franchisors in the offer and sale of franchises. In certain cases, they also apply substantive standards to the relationship between franchisor and franchisee, relating primarily to defaults, termination, non-renewal of franchises and the potential impact of new Primrose schools on enrollment levels at existing Primrose sites.

Litigation

Various federal and state labor laws govern Primrose's relationships with its employees. These include such matters as minimum wage requirements, overtime and other working conditions. Environmental requirements have not had a material effect on the operations of Primrose's company-operated school or the schools of Primrose's franchisees. Significant additional government-imposed increases in paid leaves of absence or mandated health benefits could, however, be detrimental to the economic viability of franchisee-operated and company-operated Primrose Schools.

Employees

Primrose had 60 employees at December 31, 2003. Primrose's employees are all full-time employees. None of the employees of Primrose is represented by a labor union, and Primrose considers its relationship with its employees to be good.

Pumpkin (Formerly a Portion of Seasonal Products Segment—now reported in Discontinued Operations)

Background

On June 27, 1997, the Company acquired substantially all of the assets and assumed certain liabilities of Pumpkin Ltd. d/b/a Pumpkin Masters, Inc., a Colorado corporation established in 1986 and engaged in the design, manufacture and distribution of pumpkin carving kits (comprised primarily of tools and patterns) and related accessories. The consideration paid in connection with the acquisition was approximately $7,700,000.

Overview

Pumpkin is a leading designer, manufacturer and distributor of specialty products and related accessories targeted primarily at the Halloween and, to a lesser degree, Easter seasonal markets. Pumpkin outsources all of its manufacturing, assembling and packaging activities. Pumpkin distributes its products primarily throughout the United States but also in Canada and Europe to over 7,000 retail locations, including mass merchandiser, craft, grocery, hardware, garden and drug stores, and through mail order catalogues. Its business is highly seasonal in nature with approximately 88% of its annual shipments occurring in the third quarter.

Products

Pumpkin designs, markets and distributes specialty products for Halloween and, to a lesser degree, Easter. Pumpkin's core product is a patented pumpkin carving kit. The Pumpkin Masters product line includes a variety of pumpkin carving kits containing different combinations of tools, saws and patterns for different ages and skill levels. The tools include patented saws and a patented Scraper Scoop for cleaning out the inside of a pumpkin. In addition, Pumpkin also currently sells and distributes a full line of Halloween products, including pumpkin carving and decorating (both adults and kids), trick-or-treat, home décor, and accessory items. For the Easter market, Pumpkin introduced its Exceptional Easter™ decorating kits beginning with Easter 2001.

The pumpkin carving kit consists of two slender carving saws, a poker, a drill and ready-to-use patterns and instructions. Patterns are transferred onto pumpkins by poking along the design lines with the poker. Carving is as simple as sawing from dot-to-dot. Pumpkin has patents for the entire kit, as well as the additional tools that are sold separately. Pumpkin also offers a similar carving kit designed specifically for younger children. The patterns are protected by copyright or are used under license.

Design

Creative design and product innovation are critical to the long-term success of Pumpkin. Pumpkin maintains a creative team of four people who are responsible for developing new products and designing patterns for each Halloween season.

Distribution and Suppliers

Pumpkin has a retail customer base of over 1,500 retailing companies and mail order houses. Its products are sold in the United States, Canada and Europe through its own personnel and a network of independent manufacturers' representatives and distributors. Retail outlets include mass-market, supermarket, drug and variety, hobby and craft, party and home improvement chain customers.

Pumpkin also sells directly to smaller non-retail accounts through direct mail catalogs and sells to distributors both directly and through the independent manufacturers' representatives. Pumpkin has appointed exclusive distributor representatives in Canada and Europe.

Third party vendors conduct all of Pumpkin's manufacturing and shipping activities. Since 1988, Pumpkin has used the same core group of domestic vendors to provide substantially all of its materials and to assemble, warehouse and ship its products. However, as of February 2003, Pumpkin has a new domestic vendor for warehousing, assembling and shipping product. Pumpkin is upgrading the vendor to raise the quality and service to both Pumpkin and Pumpkin's customers. Pumpkin uses vendors that are experienced in their respective fields and that manufacture each product to Pumpkin's specifications. Pumpkin has identified back-up and secondary sources for all major materials and services; however, the sudden loss or interruption of supply or service from one of the major vendors could have a material adverse effect on Pumpkin's results of operations and financial condition. Pumpkin currently splits some of its production between primary and back-up vendors. In addition, Pumpkin manufactures approximately 30 percent of its product in China. Pumpkin's import operations may be adversely affected by, among other things, political instability resulting in the disruption of trade from exporting countries, regulatory changes, increases in transportation costs or delay, any significant fluctuation in the value of the United States dollar against foreign currencies and restrictions on the transfer of funds.

Based upon specific customer forecasted demand, Pumpkin begins manufacturing operations in January for the following Halloween season. The investment in inventory buildup is considerable, requiring Pumpkin to forecast customer demand accurately. To date, Pumpkin has been successful in forecasting demand with few write-downs of excess inventory or write-offs of obsolete inventory.

Patents and Other Proprietary Rights

Pumpkin owns over 20 issued U.S. patents. The patents will expire at various times between 2007 and 2021. It also owns numerous registered trademarks and copyrights. Pumpkin believes that its proprietary products, protected by patents and other intellectual property rights, are integral to its success, and, accordingly, vigorously pursues intellectual property protection of its products and any perceived infringements of its intellectual property rights. If Pumpkin were to lose its patent protection prior to the expiration of the patents, it could have a material adverse effect on Pumpkin's results of operations and financial condition.

Competition and Markets

Within the market for pumpkin carving products, Pumpkin currently enjoys a substantial market share. Pumpkin believes that its ownership of patents on its pumpkin carving kits is a significant barrier to entry into its market niche.

Pumpkin has several competitors in the pumpkin carving product market. Its principal competitors are HMS Manufacturing and Paper Magic Group. The principal elements defining competitiveness are price, product design, patents, brand-identity and distribution. Although Pumpkin believes that it competes favorably with respect to these factors, some of Pumpkin's competitors are larger than Pumpkin and have greater financial resources, with a wider range of non-Halloween products and broader distribution channels.

Employees

Pumpkin employed 28 people as of December 31, 2003, 22 of whom were full-time salaried employees, two of whom were part-time hourly employees and four who were contract labor/independent contractors. None of its employees is represented by a labor union, and Pumpkin considers its relationship with its employees to be good.

Possible Dreams (Formerly a Portion of Seasonal Products Segment—Now reported in Discontinued Operations)

Overview

On October 22, 2003, Possible Dreams, Ltd. filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code. Since that time, the Company has operated as a debtor-in-possession pursuant to Sections 1107 and 1108 of the Bankruptcy Code. Because of this filing, the Company effectively lost control over this subsidiary as of that date, and therefore the results of operations for Possible Dreams have ceased to be included in the Company's consolidated statements of income or consolidated balance sheet after that date. For all reporting periods presented in this Report on Form 10-K, Possible Dreams, Ltd. has been reported in the consolidated statements of income as a discontinued operation.

On November 30, 2003, Possible Dreams, Ltd. sold all of its non-real estate assets to Willitts Designs International, Inc. for $5,976,000 in cash. The cash proceeds were used to pay down Possible Dreams' senior bank indebtedness. This asset sale was approved by the United States Bankruptcy Court for the Eastern Division of the District of Massachusetts in a ruling under a single closed bidding procedure previously filed with the court concurrent with Possible Dreams' filing for protection under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Eastern Division of the District of Massachusetts. Possible Dreams also sold its remaining assets, land and a building in Foxboro, Massachusetts, in February 2004 for $1,859,000, which will be used for payments to unsecured creditors as approved by United States Bankruptcy Court.

Possible Dreams was a major designer, importer and distributor of fine quality collectibles and other specialty giftware. Possible Dreams was especially known for its handcrafted collectible Clothtique branded product line. Possible Dreams' products included the Clothtique Santa Collection, Clothtique Couture, The Clothtique Fine Arts Collection, Clothtique Champions and Clothtique Snowmen, as well as a variety of Angels and ornaments. Other branded lines included Flights of Fancy, Spring Surprises, Celtic Collection and Cagey Critters. Possible Dreams distributed its products throughout the United States to approximately 12,500 independent gift retailers, as well as to department stores, mail order houses and card and gift chains.

Available Information

Security Capital Corporation files annual, quarterly and current reports, proxy statements and other information with the Securities and ExchangeCommission ("SEC"). You may read and copy any document Security Capital files at the SEC's public reference room at Room 1024, 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for information on the public reference room. The SEC maintains a Web site (www.sec.gov) that contains annual, quarterly and current reports, proxy statements and other information that issuers (including Security Capital Corporation) file electronically with the SEC. Security Capital Corporation makes available free of charge its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Forms 3, 4 and 5 filed on behalf of directors and executive officers, and any amendments to those reports filed or furnished pursuant to the Securities Exchange Act of 1934 as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC, by contacting Diane M. LaPointe, Investor Relations, at (203) 625-0770.

ITEM 2. PROPERTIES.

CompManagement, a wholly-owned subsidiary of WC, leases a 70,000 square foot office building in Dublin, Ohio, which is used as its principal office facilities. The lease for the building is for a term of 15 years, which began in 1997, provides for annual rent payments and requires CompManagement to pay all operating expenses for the building. The lease also provides for, among other things, three renewal options of five years each, an option to purchase the building and a right of first offer with respect to the sale of such building. The lease restricts CompManagement's ability to distribute funds and/or assets to WC or another affiliate unless CompManagement meets certain tangible net worth requirements. CompManagement also leases office space in other locations within Ohio, as well as California, Georgia, Illinois, Maryland, Michigan, North Carolina, Pennsylvania, South Carolina, Texas, Virginia, Washington and West Virginia. These spaces are used as regional offices and service centers for its operations.

In June 2003, Primrose leased a facility with approximately 13,000 square feet in Acworth, Georgia, as its new corporate headquarters.

Primrose School at Bentwater, also located in Acworth, Georgia, leased a building containing a total of 8,000 square feet and land where Primrose is now maintaining its company-owned and operated educational childcare operations.

Prior to June 2003, Primrose leased a 4,500 square foot building in Cartersville, Georgia where it maintained all its operations, sales and administrative facilities. Also, prior to June 2003, Primrose leased 2,000 square feet in a nearby building where it maintains its real estate and development facilities.

Primrose Country Day School previously leased land and buildings containing a total of 8,000 square feet located in Georgia where it had formerly maintained its educational child care operations. The lease on this property terminated in June 2002. That school was closed in May 2002.

Pumpkin leases 10,671 square feet of office space in Denver, Colorado for its sales and administrative operations.

The Company entered into a lease for corporate holding company office space in Greenwich, Connecticut in November 2003 with rental payments to commence on March 1, 2004. The lease for the building is for a term of seven years and four months, provides for annual rent payments and requires the Company to pay all operating expenses for its prorata share of the building. The lease also provides for one renewal option for a period of five years.

The Company believes its owned and leased properties are adequate for its current needs.

ITEM 3. LEGAL PROCEEDINGS

The Company is party to several legal actions arising in the ordinary course of its business. In management's opinion, the Company has adequate legal defenses to these actions, such that the resolution of such matters will not have a material adverse effect on the financial position or future operating results of the Company.

The Company's subsidiary, CompManagement, Inc., is party to a lawsuit brought by the Cleveland Bar Association which alleges that certain practices by this subsidiary and its hearing representatives in Ohio constitute the unauthorized practice of law. This matter will be resolved by the Ohio Board of Commissioners on the Unauthorized Practice of Law and by the Supreme Court of Ohio. CompManagement, Inc. believes that its practices do not differ from any other Ohio workers' compensation TPA and do not constitute the practice of law. The Company believes that the ultimate outcome of this action will not have a material adverse effect on the financial position or operating results of the Company.

The Company's former subsidiary, Possible Dreams, is in Chapter 11 proceedings. Although the Company has no involvement in the proceedings and did not guarantee any of the liabilities of Possible Dreams, there are certain receivables that the Company has from Possible Dreams which may ultimately be settled for less than their full value. The Company believes that it has provided adequate reserves against these receivables to provide for any such reduced settlement. The Company also has a potential liability for an outstanding severance claim which it has agreed to pay in an amount equal to any portion not fully paid by the estate of Possible Dreams in its Chapter 11 liquidation settlement of such claim and has accrued for its possible outcome in current liabilities on its consolidated balance sheet at December 31, 2003. The Company believes that the ultimate outcome of these proceedings will not have a material adverse effect on the financial position or operating results of the Company.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

None.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Class A Common Stock of Security Capital is traded on the American Stock Exchange (the "AMEX") under the symbol "SCC". The following table states the high and low sales prices for the Class A Common Stock on the AMEX for the quarterly periods indicated:

2003 PRICE RANGE		
QUARTER	HIGH	LOW
First—ended March 31	$8.34	$6.25
Second—ended June 30	$9.15	$6.33
Third—ended September 30	$9.95	$6.70
Fourth—ended December 31	$7.14	$6.00

2002 PRICE RANGE		
QUARTER	HIGH	LOW
First—ended March 31	$10.00	$9.50
Second—ended June 30	$10.00	$9.40
Third—ended September 30	$10.10	$8.85
Fourth—ended December 31	$ 9.15	$8.00

As of March 22, 2004, there were approximately 775 stockholders of record of the Class A Common Stock and 6,450,587 shares outstanding, and 12 stockholders of record of the Common Stock and 380 shares outstanding. On such date, the closing price of the Class A Common Stock on the AMEX was $7.62.

The Company has not paid any dividends to common stockholders for several years and has no current plans to pay any dividends in the foreseeable future. The Company has entered into various financing arrangements at the subsidiary level that may limit the ability to pay dividends to the parent company, thus limiting the parent company's ability to pay dividends to its stockholders.

ITEM 6. SELECTED FINANCIAL DATA.

The following table sets forth certain selected consolidated financial data for the Company. This selected consolidated financial data should be read in conjunction with the consolidated financial statements and the notes thereto included in Item 8. of this Form 10-K and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 7. of this Form 10-K. All years have been restated to reflect the discontinued operations.

	YEARS ENDED DECEMBER 31,				
	2003 (5)	2002 (4)(5)	2001 (4)(5)	2000 (4)(5)	1999 (4)(5)
	(in thousands, except per share data)				
Revenues(2)	$ 94,432	$ 72,703	$ 61,286	$ 8,145	$ 4,228
Income (loss) from continuing operations(1), (2), (3), and (6)	5,352	5,123	678	(203)	680
Discontinued operations, net(1)	(1,969)	2,073	2,157	1,628	1,255
Income before cumulative effect of change in accounting principle(1), (2) and (3)	3,383	7,196	2,835	1,425	1,935
Cumulative effect of change in accounting principle, net(4)	—	(3,402)	—	—	—
Net income(1), (2), (3) and (4)	3,383	3,794	2,835	1,425	1,935
Less preferred stock accretion	(457)	(401)	(352)	(309)	(206)
Income available to common stockholders(1), (2), (3) and (4)	$ 2,926	$ 3,393	$ 2,483	$ 1,116	$ 1,729
Basic earnings (loss) per common share from continuing operations	$ 0.76	$ 0.73	$ 0.05	$ (0.08)	$ 0.08
Basic earnings (loss) per common share from discontinued operations	(0.31)	0.32	0.34	0.25	0.20
Basic earnings per common share before cumulative effect of change in accounting principle	0.45	1.05	0.39	0.17	0.28
Cumulative effect of change in accounting principle	—	(0.52)	—	—	—
Basic earnings per common share after cumulative effect of change in accounting principle	$ 0.45	$ 0.53	$ 0.39	$ 0.17	$ 0.28
Diluted earnings (loss) per common share from continuing operations	$ 0.69	$ 0.66	$ 0.04	$ (0.08)	$ 0.08
Diluted earnings (loss) per common share from discontinued operations	(0.31)	0.29	0.31	0.25	0.20
Diluted earnings per common share before cumulative effect of change in accounting principle	0.38	0.95	0.35	0.17	0.28
Cumulative effect of change in accounting principle	—	(0.48)	—	—	—
Diluted earnings per common share after cumulative effect of change in accounting principle	$ 0.38	$ 0.47	$ 0.35	$ 0.17	$ 0.28
Dividends per share of common stock	—	—	—	—	—

As of December 31	2003	2002	2001	2000	1999
Total assets	$123,138	$100,711	$107,285	$100,557	$55,320
Long-term obligations	26,611	18,612	36,760	38,890	19,870
Redeemable convertible preferred stock	3,725	3,268	2,867	2,515	2,206
Total stockholders' equity	$ 33,604	$ 30,678	$ 27,285	$ 24,789	$23,672

(1) During the fourth quarter of 2003, income from continuing operations and net income included a loss on sale of investments of $251,000 by WC for investments liquidated which were acquired as part of the Octagon acquisition in October 2003. During the third quarter of 2003, a deferred tax asset of $2,420,000 was written off when it was deemed no longer realizable upon the deconsolidation of Possible Dreams from the Company's consolidated tax basis.

(2) 2002 revenue and net income included an incentive bonus of approximately $925,000 and $546,000, respectively, from the Ohio Bureau of Workers' Compensation earned at year-end 2002.

(3) During the second quarter of 2002, net income included a net gain on the early extinguishment of debt associated with the Primrose refinancing of $808,000 relating to the repurchase of warrants, net of the write-off of original issue discount and deferred financing costs associated with the original debt.

(4) During 2002, the Company completed the transitional test for impairment of goodwill using the two-step process prescribed by SFAS 142. The first step was a screen for potential impairment which indicated that goodwill in the seasonal products segment was impaired as of January 1, 2002. The second step measured the amount of the impairment. An impairment was recognized in the seasonal products segment, and the impairment charge (net of tax benefit) has been reflected as the cumulative effect of a change in accounting principle as of January 1, 2002 in accordance with prescribed guidance in SFAS 142. (See Note 2 to the Consolidated Financial Statements.) In addition, the Company ceased recording amortization expense relating to goodwill effective January 1, 2002. Such amounts were $3,158,000, $1,424,000 and $1,192,000 for the years ended December 31, 2001, 2000 and 1999, respectively, inclusive of discontinued operation.

(5) In October 2003, WC acquired Octagon. In October 2003, Possible Dreams ceased to be considered a subsidiary of the Company due to its bankruptcy filing. In October 2002, WC acquired Baron Risk Management Inc. In April 2001, WC acquired Trigon Administrators, Inc. In December 2000, the Company acquired WC Holdings and WC acquired Health Power, Inc. In April 1999, the Company acquired Primrose.

(6) Gross profit is excluded from this presentation because as of December 31, 2003, the Company is accounting for its seasonal products segment as discontinued operations.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion should be read in conjunction with the financial statements of the Company and the related notes thereto appearing in Item 8. "Financial Statements and Supplementary Data" in this Report on Form 10-K.

Critical Accounting Policies

There are certain accounting policies that the Company believes are critical to its business and the understanding of its financial statements. The development and selection of these policies have been discussed with the Audit Committee and are discussed below. In addition, the preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Company's management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. The Company's accounting policies are disclosed in the Notes to Consolidated Financial Statements in this Annual Report on Form 10-K. The more critical of these policies include revenue recognition, accounting for goodwill and other intangible assets and use of management estimates.

Revenue Recognition

Employer cost containment and health services segment contract revenues are derived from claims management, administrative, consulting and managed care administration services that are recorded as earned based on the requirements and duration of the related contracts. Revenues from the managed care administration services are recognized on a monthly basis based on the contracted administrative fee with the Ohio Bureau of Workers' Compensation. In addition, contract revenues are recorded for certain incentive awards when the claims are processed to which the incentive are related, and a bonus award is recorded in the year earned. Revenues on certain contracts have been deferred and are recognized in income on a pro rata basis over the related contract periods, which typically range between three and 12 months. Commission expense associated with these contracts is also deferred and recognized as an expense on a pro rata basis over the related contract periods. For services related to group rating contracts, fees are paid to the group's sponsor and netted against contract revenues. Contract revenues received in advance are included in deferred revenues.

The educational services segment recognizes royalties based on a percentage of the monthly revenues of the franchisees. Franchise fees are collected at various intervals prior to the opening of a school and are deferred until the franchised school has been certified for occupancy, which is generally concurrent with the commencement of operations. Assignment fees are earned for site identification and preparation for the construction of the school, including zoning permits. Assignment fees are recognized upon the closing of the purchase of the property by the franchisees and the funding of their construction loans. Transfer fees are earned upon sale of an existing franchise to either another franchisee or to a separate third party. Real estate services fees are earned for consulting services related to engineering and architectural design services provided to the franchisees during the construction of the school. The real estate services fees are recognized upon the certification of occupancy of the school, which is generally within one to two weeks of the commencement of operations. Forfeited franchise fees are earned if a franchise agreement is terminated. The Company typically collects any termination fee specified in the franchise agreement and recognizes it as income at that time. If the franchisee has an assignment agreement, it will also be terminated and any termination fee specified in the agreement will be recognized as income at that time. All fees received prior to being earned are recorded as unearned revenue.

Revenues from product sales in the Company's discontinued operations (formerly the seasonal products segment) are recognized in the period in which the merchandise is shipped. Customers who purchase certain minimum quantities receive extended payment terms.

Goodwill and Other Intangible Assets

Acquisitions are accounted for under the "purchase method" requiring the Company to record acquired tangible and intangible assets and assumed liabilities at fair value. The valuation of acquired assets and the resulting goodwill require certain estimates and assumptions that affect amounts reported in the Company's financial statements. Amounts recorded for tangible and definite-lived intangible assets affect future results of operations through depreciation and amortization expense.

In addition, all acquired assets, including goodwill, are subject to tests for impairment. Starting January 1, 2002, the Company, under Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"), must test goodwill for impairment at least annually, or more frequently if indications of possible impairment, exist, by comparing the net assets of each "reporting unit" with the current fair value of the reporting unit. If the current fair value of the reporting unit is less than its carrying amount, then a second test must be performed. Under the second test, the current fair value of the reporting unit is allocated to the assets and liabilities of the reporting unit, including an amount for any "implied" goodwill. If implied goodwill exceeds the net carrying amount of goodwill, no impairment loss is recorded. Otherwise, an impairment loss is recognized for the difference.

During 2002, the Company completed the transitional test for impairment of goodwill using the two-step process prescribed by SFAS 142. The first step was a screen for potential impairment which indicated that goodwill in the seasonal products segment was impaired as of January 1, 2002. The second step measured the amount of the impairment. An impairment was recognized in the seasonal products segment, and the impairment charge of $3,402,000 (net of tax benefit) has been reflected as the cumulative effect of a change in accounting principle as of January 1, 2002 in accordance with prescribed guidance in SFAS 142. At December 31, 2003 and 2002, the Company completed its annual tests for goodwill impairment, and at those dates no further impairment charge, beyond the previously-recorded impairment charge upon adoption on January 1, 2002, was necessary.

The methodology used in performing these tests is a discounted cash flow approach to determine fair value. The discount rate used for each reporting unit was determined by assessing the appropriate risk level of the cash flows of the respective reporting units and adjusting the risk-free rate by a factor dependent upon this risk assessment. The terminal period cash flow of the respective reporting units was based upon assigning what management believed to be appropriate multiples of earnings before income taxes, depreciation and amortization for companies of similar size and in the industry in which the each of the units operates.

Use of Management Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Significant estimates included within the financial statements include sales return and discount reserves, allowance for doubtful accounts, inventory obsolescence reserves, bankruptcy accrual, the Company's ability to utilize carry forward tax benefits, and the fair value and economic lives of intangible assets, including those assumptions made in the course of performing the SFAS 142 impairment tests of goodwill, as discussed above under "Goodwill and Other Intangible Assets."

Results of Operations—2003 Compared to 2002

Security Capital reported income from continuing operations of $5,352,000 and net income of $3,383,000 for the year ended December 31, 2003. This compares to income from continuing operations of

$5,123,000, income before cumulative effect of change in accounting principle of $7,196,000 and net income of $3,794,000 for the year ended December 31, 2002. The poor performance of the former seasonal products segment, now classified as discontinued operations, further depressed 2003's net income. Discontinued operations loss was $1,969,000 for the year ended December 31, 2003 as compared to income of $2,073,000 during the prior year. 2003's loss from discontinued operations also included a $2,420,000 write-off of a deferred tax asset considered no longer realizable after the deconsolidation for tax purposes of the subsidiary in which it arose.

During 2002, the Company completed the transitional test for impairment of goodwill using the two-step process prescribed by SFAS 142, and impairment was recognized in the seasonal products segment. The impairment charge of $3,402,000 (net of tax benefit) was reflected as the cumulative effect of a change in accounting principle as of January 1, 2002 in accordance with prescribed guidance in SFAS 142. There was no cumulative effect of change in accounting principle in 2003.

Income from continuing operations before income taxes, minority interest and cumulative effect of change in accounting principle was $11,152,000, $10,332,000 and $2,797,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

The Company reported basic and diluted earnings per common share from continuing operations of $0.76 and $0.69, respectively, for the year ended December 31, 2003 as compared to basic and diluted earnings per common share of $0.73 and $0.66, respectively, for the year ended December 31, 2002. The Company reported basic and diluted earnings per common share of $0.45 and $0.38, respectively, for the year ended December 31, 2003 as compared to basic and diluted earnings per common share before cumulative effect of change in accounting principle of $1.05 and $0.95, respectively, and after cumulative effect of change in accounting principle of $0.53 and $0.47, respectively, for the year ended December 31, 2002.

Beginning in early 2004, the Company experienced a decline in operating results for a portion of the employer cost containment and health services segment. This portion of the business has been affected by competitive pressures as well as by changes in the formula mandated by the Ohio Bureau of Workers Compensation, which will reduce the employer cost containment and health services' segment income from operations by approximately $850,000 and the overall Company's net income by approximately $510,000 in 2004 and that this will continue in future years.

Revenues for the year ended December 31, 2003, as compared to the same period of the prior year, increased by $21,729,000 or 30% to $94,432,000. The increase was driven primarily by the employer cost containment and health services segment. This segment's $20,138,000 or 31% increase resulted from the inclusion of revenues from the Octagon operations acquired in October 2003, the inclusion of revenues from the Barron operations in Texas acquired in late 2002, the addition of the City of Baltimore workers' compensation administration contract signed in September 2002, the opening of the Atlanta office in October 2002, and the addition of the Virginia Municipal League and Southeast U.S. contracts in the first quarter of 2003.

Educational services segment revenues increased by $1,591,000 or 19% to $9,834,000 for the year ended December 31, 2003 as compared to the prior year. This increase was primarily attributable to royalty revenue increases. Total royalty revenue of the educational segment earned from system revenues increased by $1,166,000 or 17% to $8,077,000 for the year ended December 31, 2003 as compared to the prior year, due to same school revenue increases and the revenue contributions made by the 13 new schools opened since December 31, 2002. As an additional performance measure of the increasing success of the educational services segment's concept, the Company monitors the revenues generated by its franchisees. Total education system revenue, or gross revenue of all educational-based child care center franchisees, increased by $16,173,000 or 16% to $115,365,000 for the year ended December 31, 2003 as compared to the prior year. This increase was generated as a result of a 12% increase in the number of educational-based childcare centers, which was 118 and 105 as of December 31, 2003 and 2002, respectively.

Selling, general and administrative expense increased by $22,107,000 or 39% to $79,459,000 for the year ended December 31, 2003 as compared to the prior year, almost entirely due to increases in the employer cost containment and health services segment. This increase was primarily due to an increase in this segment's additional expense directly associated with the start-up of new revenue streams from the Octagon operations (acquired in October 2003), the Texas operations (acquired in late 2002), the City of Baltimore contract (occurring in September 2002) and the opening of the Atlanta office (occurring in October 2002), to expenses relating to support of a national sales initiative and expenses related to the unauthorized practice of lawsuit litigation.

Amortization and depreciation expense increased by $174,000 or 8% to $2,441,000 for the year ended December 31, 2003, as compared to the prior year. This was primarily due to higher amortization expense in the employer cost containment and health services segment resulting from the acquisition of amortizable intangible assets as part of the Octagon acquisition in October 2003. The higher levels of amortization expense were, however, partially offset by decreases in depreciation expense in both the employer cost containment and health services segment and in the educational services segment. The lower depreciation in the employer cost containment and health services segment was due to certain office furniture and equipment in the main Ohio offices being fully depreciated by the end of 2002. The lower depreciation in the educational services segment was due to the lower depreciation at the new company-owned school opened in 2003 compared to that of the former company-owned school, which was closed in mid-2002.

Interest expense decreased by $2,068,000 or 57% to $1,565,000 for the year ended December 31, 2003 as compared to the prior year. The employer cost containment and health services segment's interest expense decreased due to lower debt levels for the first nine months of the year preceding the Octagon acquisition and its concurrent financing, and as a result of scheduled term debt repayments and lower borrowing rates. The educational services segment's interest expense also declined for the year ended December 31, 2003 as compared to the prior year due to the refinancing of that segment's debt on April 5, 2002.

Income tax expense increased by $524,000 or 13% to $4,693,000 for the year ended December 31, 2003 as compared to the year ended December 31, 2002, mainly due to the increase in pre-tax income. The effective tax rate was 42.1% and 40.4% for the years ended December 31, 2003 and 2002, respectively.

Discontinued Operations

The segment previously reported as seasonal products has been reclassified to discontinued operations at December 31, 2003 in accordance with the requirements of SFAS 144. This former segment is comprised of Possible Dreams and Pumpkin.

Because of the October 22, 2003 Chapter 11 filing in bankruptcy court by Possible Dreams, the Company effectively lost control over this subsidiary as of that date, and therefore the results of operations for Possible Dreams have ceased to be included in the Company's consolidated statements of income or consolidated balance sheet after that date. For all reporting periods presented in this Report on Form 10-K, it has been reported in the consolidated statements of income as a discontinued operation.

Although the Company has no involvement in Possible Dreams' Chapter 11 proceedings and did not guarantee any of the liabilities of Possible Dreams, there are certain receivables that the Company has from Possible Dreams which may ultimately be settled for less than their full value. The Company believes that it has provided adequate reserves against these receivables to provide for any such reduced settlement. The Company also has a potential liability for an outstanding severance claim which it has agreed to pay in an amount equal to any portion not fully paid by the estate of Possible Dreams in its Chapter 11 liquidation settlement of such claim and has reserved for its possible outcome in current liabilities on its December 31, 2003.

During the fourth quarter of 2003, the Company committed to a plan to sell the operations of Pumpkin Masters and hired an investment bank to draft plans for the immediate sale of the unit. Pumpkin Masters was included in the seasonal products segment. During the fourth quarter, the investment bankers began actively soliciting offers for the sale of Pumpkin Masters and together with management have determined that the sale of Pumpkin Masters is probable and will close in 2004. Accordingly, as of December 31, 2003, the assets and operations of pumpkin masters have been classified as a discontinued operation in accordance with Statement of Financial Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("FAS 144"). The comparable assets of both Possible Dreams and Pumpkin have been reclassified in the Consolidated Balance Sheets at December 31, 2002 and December 31, 2001 for comparability.

Discontinued results for the years ended December 31, 2003, 2002 and 2001 are as follows:

	YEARS ENDED DECEMBER 31,		
	2003	2002	2001
Results of discontinued operations (net of income tax expense of $2,351, $660, and $1,259 in 2003, 2002 and 2001, respectively)	$(1,911,000)	$2,425,000	$2,521,000
Minority interests in income of discontinued operations	(58,000)	(352,000)	(364,000)
Results of discontinued operations after minority interests	$(1,969,000)	$2,073,000	$2,157,000

The poor performance of Possible Dreams for the first 10 months of 2003 prior to its bankruptcy filing was the primary contributor to the reduction in income in discontinued operations for the year ended December 31, 2003 as compared to the prior year.

Because the Company is the majority owner of Possible Dreams, and because the minority interest shareholder has no legal obligation to fund his share of Possible Dream's net deficit, no minority interest in the net losses of Possible Dreams has been recorded.

Results of Operations—2002 Compared to 2001 (All amounts have been reclassified to reflect the removal of discontinued operations from continuing operations.)

Security Capital reported income from continuing operations of $5,123,000, income before cumulative effect of change in accounting principle of $7,196,000 and net income of $3,794,000 for the year ended December 31, 2002. This compares to income from continuing operations of $678,000 and net income of $2,835,000 for the year ended December 31, 2001. During 2002, the Company completed the transitional test for impairment of goodwill using the two-step process prescribed by SFAS 142, and impairment was recognized in the seasonal products segment. The impairment charge of $3,402,000 (net of tax benefit) was reflected as the cumulative effect of a change in accounting principle as of January 1, 2002 in accordance with prescribed guidance in SFAS 142. There was no cumulative effect of change in accounting principle in 2001. The Company reported basic and diluted earnings per share from continuing operations of $0.73 and $0.66, respectively, basic and diluted earnings per common share before cumulative effect of change in accounting principle of $1.05 and $0.95, respectively, and basic and diluted earnings per common share after cumulative effect of change in accounting principle of $0.53 and $0.47, respectively, for the year ended December 31, 2002 as compared to basic and diluted earnings per common from continuing operations of $0.05 and $0.04, respectively, and basic and diluted earnings per common share of $0.39 and $0.35, respectively, for the year ended December 31, 2001.

Revenues for the year ended December 31, 2002, as compared to the same period of the prior year, increased by $11,417,000 or 19% to $72,703,000. The increase was driven primarily by the employer cost containment and health services segment. This segment's $10,826,000 or 20% increase resulted from general growth (including from the Barron acquisition and the new City of Baltimore contract) as well as from new integrated disability management service products and the inclusion of $2,599,000 in first quarter revenues from Trigon Administrators, which was purchased on April 1, 2001.

Educational services segment revenues increased by $591,000 or 8% to $8,243,000 for the year ended December 31, 2002 as compared to the prior year. This increase was primarily attributable to royalty revenue increases of $998,000 or 17% resulting from the growth of this segment's franchise network as offset by the $407,000 decrease in revenues due to the closure of the former company-owned and -operated school in May 2002. Eleven new schools opened during 2002, including a company-owned school which replaced the older company-owned school closed during May 2002. The new school, Primrose-Bentwater, has received a certificate of occupancy and is therefore considered a school opened in 2002 but did not actually begin true childcare operations until January 2003 and therefore did not contribute to 2002 revenues. As an additional measure of the performance of the educational services segment, the Company monitors the revenues generated by its franchisees. Total education system revenues, or gross revenues of all educational-based child care center franchises, increased by $13,873,000 or 17% to $99,192,000 for the year ended December 31, 2002 as compared to the prior year. This increase was generated as a result of an 11% increase in the number of educational-based childcare centers, which numbered 105 and 95 as of December 31, 2002 and 2001, respectively.

Selling, general and administrative expense increased by $8,765,000 or 18% to $57,352,000 for the year ended December 31, 2002 as compared to the prior year, almost entirely due to increases in the employer cost containment and health services segment. This increase resulted from adding staff and expenses relative to this segment's growth initiatives and also from the Trigon Administrators, Inc. acquisition on April 1, 2001 and the Barron Risk Management Services, Inc. acquisition on October 1, 2002.

Amortization and depreciation expense decreased by $2,703,000 or 54% to $2,267,000 for the year ended December 31, 2002, as compared to the prior year, primarily due to the application of the new rules on accounting for goodwill and other intangible assets effective January 1, 2002, resulting in the cessation of amortization of goodwill. Amortization expense of goodwill included in the results shown for the year ended December 31, 2001 was $2,433,000.

Interest expense decreased by $529,000 or 13% to $3,633,000 for the year ended December 31, 2002 as compared to the same period of the prior year. The employer cost containment and health services segment's interest expense decreased by $1,059,000 due to interest savings resulting from the prepayment of this segment's subordinated debt. This decrease, however, was partially offset by the educational segment's interest expense increase. This segment's interest expense increased on a net basis by $360,000 as its decrease in interest expense due to reduced average debt levels was more than offset by its increase in interest expense due to a write-off of original issue discount and deferred financing costs associated with the debt that was refinanced. See Note 8 to the Consolidated Financial Statements contained in this Report on Form 10-K for further discussion of this refinancing and the attendant gain on the early extinguishment of debt.

Income tax expense increased by $2,328,000 or 126% to $4,169,000 for the year ended December 31, 2002 as compared to the year ended December 31, 2001, due to the increase in pre-tax income partially offset by a decrease in the effective tax rate from 66% for the year ended December 31, 2001 to 40% for the year ended December 31, 2002. The decline in the effective income tax rate for the year ended December 31, 2002 as compared with the prior year was attributable to the fact that the prior year's results contained non-tax-deductible goodwill amortization whereas the results for 2002, contain no goodwill amortization in accordance with the adoption of SFAS 142 on January 1, 2002.

Consolidated Taxes on Income

The effective income tax rate was 42% in 2003 compared to 40% in 2002 and 66% in 2001. See Note 16 "Income Taxes" of the notes to the consolidated financial statements for additional analysis of income taxes.

Liquidity and Capital Resources

Cash and cash equivalents increased by $8,504,000 from $3,141,000 at December 31, 2002 to $11,645,000 at December 31, 2003.

The employer cost containment and health services segment's cash increased due primarily to cash flow from the TPA group rating program. Some of this cash was transferred to the corporate holding company pursuant to the tax sharing agreement. There was a cash increase of $3,891,000 in the employer cost containment and health services segment and a cash increase of $3,442,000 in the holding company. Cash also increased in the educational services segment by $1,171,000 due primarily to franchise awards granted during the year ended December 31, 2003.

The Company's consolidated working capital deficit increased by $267,000 from a deficit of $17,265,000 at December 31, 2002 to a deficit of $17,532,000 at December 31, 2003. The net change was primarily due to the employer cost containment and health services segment's $2,306,000 increase in its working capital deficit and an increase in working capital of approximately $2,000,000 relating to deferred taxes of the seasonal product segment. The employer cost containment and health services segment acquired Octagon in October 2003 at a point in the year where Octagon's deferred revenue was high. Thus, it acquired a working capital deficit balance. As with the segment generally, Octagon has an unearned revenue due to its recording of unearned revenues as cash is received, which builds at various points in the year and then is recognized in income as earned over the balance of the year. Current portion of term debt in this segment also increased by $1,933,000 from December 31, 2002 to December 31, 2003 as a direct result of the financing of the Octagon acquisition.

The Company, in aggregate, maintains three revolving lines of credit, with no amounts outstanding and $11,126,000 of availability (reflective of borrowing base restrictions) at December 31, 2003. The Company's employer cost containment and health services segment maintains an $8,000,000 revolving line of credit, which had no amounts outstanding and $8,000,000 of availability at December 31, 2003. The Company's educational services segment maintains a $1,000,000 revolving line of credit, which had no amounts outstanding and $1,000,000 of availability at December 31, 2003. Discontinued operations (Pumpkin) maintain a $7,500,000 revolving line of credit, which had no amounts outstanding and $2,126,000 of availability (reflective of borrowing base restrictions) at December 31, 2003. Borrowings under the Company's revolving lines of credit are limited to a borrowing base which could restrict availability.

Total term debt, inclusive of current debt maturities, capital lease obligations and discontinued operations debt, increased by $5,556,000 from $31,145,000 at December 31, 2002 to $36,701,000 at December 31, 2003. This increase was due to new debt of $18,000,000 in the employer cost containment segment to finance the Octagon acquisition. This increase was partially offset by the reduction of the Company's term debt resulting from the deconsolidation of the Possible Dreams, and from the payment of the note owing with respect to the purchase of the 20% stake held by minority shareholders in Pumpkin Holdings (see Note 8 to the Consolidated Financial Statements contained in this Report on Form 10-K). Current maturities of term debt were $10,843,000 at December 31, 2003. The Company is party to one interest rate swap agreement at December 31, 2003 which is further described in Note 8 to the Consolidated Financial Statements contained in this Report on Form 10-K.

Term debt of the Company's continuing operations at December 31, 2003 and December 31, 2002 was comprised of the following components:

	DECEMBER 31,	
	2003	2002
Primrose Term Loan payable in 8 quarterly installments ranging from $600,000 to $732,000 through December 31, 2004; the loan bears interest at the Eurodollar rate plus 2.5% or prime rate plus 0.5% (3.65% at December 31, 2003)	2,928,000	5,328,000
WC Holdings capital lease for computer equipment payable through May 2003	—	68,000
WC Holdings note to Community Insurance payable in annual installments of principal and interest through May 31, 2004 with interest imputed at 8%	481,000	910,000
WC Holdings senior term debt payable in monthly installments through 2009; interest payable monthly; $8,500,000 of the principal bears a fixed 7.6% rate; the maturity date of the interest rate swap fixing this rate is December 2005, but this swap is cancelable at the lender's option after December 2003; the remainder of the debt carries a rate of prime minus ½% or LIBOR plus 1.75% basis points (3.17% and 3.75% at December 31, 2003 and 2002, respectively)	31,480,000	15,771,000
Less amounts representing interest on capital leases		(10,000)
Total term debt	$34,889,000	$22,067,000

Scheduled maturities of long-term debt and other obligations for the next five years are as follows:

$10,843,000 (inclusive of $1,812,000 related to discontinued operations)—2004; $5,622,000—2005; $5,622,000—2006; $5,622,000—2007; and $8,992,000—2008 and thereafter.

Term debt has certain covenants at the subsidiary operating company level, the more significant of which require the subsidiary operating companies to maintain minimum earnings before interest, taxes, depreciation and amortization ("EBITDA"), leverage ratios, interest coverage ratios, fixed charge ratios and maximum lease expenses.

The Company is not in compliance with its EBITDA covenant at Pumpkin. Management expects to be in compliance with the covenants on all debt in the foreseeable future except for Pumpkin's EBITDA covenant. Management believes it has the ability to refinance the Pumpkin debt in the near future. Borrowings under the bank credit agreements are secured by a pledge of substantially all of the Company's assets as well as a pledge of the Company's share ownerships in the subsidiaries.

During 2003, WC Holdings spent $1,436,000 on capital expenditures relating primarily to computer system upgrades throughout all of WC Holdings' locations. Aside from these capital expenditures at WC Holdings, the Company had no other major capital expenditures during 2003. In addition to computer system upgrades performed in the normal course of business, WC Holdings expects to incur approximately $1,350,000 in capital expenditures in 2004. These expenditures relate primarily to furniture and leasehold improvements for its Octagon subsidiary. Aside from these capital expenditures at WC Holdings, the Company expects no major capital expenditures during the 2004 calendar year.

The Company's quarterly and annual revenues and other operating results have been and will continue to be affected by a wide variety of factors that could have a material adverse effect on the Company's financial performance during any particular quarter or year. Such factors include, but are not limited to, those listed under "Forward Looking Statements" later in this Item 7. of this Report on Form 10-K. The Company believes that cash flows from operating activities, as well as its available borrowings under the revolving credit facilities, will be adequate to meet the Company's debt service obligations, working capital needs and planned capital expenditures for at least the next 12 months, although there can be no assurance in this regard. The Company is continually evaluating financing alternatives as a means of improving its liquidity and continually evaluating strategic alternatives in order to maximize stockholder value and enhance stockholder liquidity. On January 14, 2004, the Company entered into a $30,000,000 senior subordinated debt financing. Pursuant to the financing, the Company issued a $30,000,000 senior subordinated promissory note, due September 30, 2008, to a mezzanine lender. The note bears interest at an initial rate equal to 10% per annum, subject to adjustment upwards to 16% per annum effective upon the earlier of September 30, 2004 or the occurrence of certain triggering events under the note.

At a meeting of the Board of Directors of Security Capital held on January 12, 2004, the Board approved the proposed senior subordinated debt financing and discussed various possible uses of the proceeds thereof. In view of the various possible uses of the proceeds of the financing discussed at the Board meeting, Brian D. Fitzgerald, the President, Chief Executive Officer and Chairman of the Board of Security Capital and the controlling person of the Company's majority stockholder, Capital Partners, Inc., suggested that the Board consider authorizing the formation of a Special Committee consisting of independent members of the Board. The Special Committee would be responsible for reviewing the use of proceeds of the senior subordinated debt financing, including possible strategic alternatives for the Company generally, some of which could involve a conflict of interest between the stockholders of the Company affiliated with Capital Partners, Inc. and the unaffiliated stockholders of the Company. The possible uses of proceeds and strategic alternatives discussed at the Board meeting included the following: (i) the purchase by the Company or one or more of its affiliates of some or all of the outstanding capital stock of the Company, either through open market or private purchases, a tender offer, a merger or other plan of recapitalization; (ii) an extraordinary dividend by the Company to provide liquidity to the Company's stockholders; (iii) the buyback of capital stock of one or more of the subsidiaries of the Company currently held by members of management of the subsidiaries; and/or (iv) the funding of future acquisitions. Mr. Fitzgerald also informed the Board that at this time Capital Partners, Inc. and its affiliates are not interested in selling their controlling equity interest in Security Capital and do not intend to vote in favor of any transaction that would cause them to sell such controlling interest or that would cause Security Capital to dispose of any of its core assets. Capital Partners, Inc. and its affiliates have not made any offer or proposal to the Company with respect to any possible transaction, but reserve the right to do so in the future.

Upon the closing of the senior subordinated debt financing on January 14, 2004, the Special Committee was formed.

On February 19, 2004, WC entered into an interest rate swap with a notional amount of $10,000. This new swap is in addition to the existing WC interest rate swap referenced in Note 8. The new swap effectively fixes the rate on variable-rate debt for a five-year period ending February 2009 and is intended to qualify as a hedge under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities.*

CONTRACTUAL OBLIGATIONS

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	Payments due by period				
			(In Thousands)		
Long-Term Debt	34,889	9,031	11,244	11,244	3,370
Capital Lease Obligations	—	—	—	—	—
Operating Leases	29,335	6,366	11,412	8,296	3,261
Purchase Obligations(1)	1,350	1,350	—	—	—
Management Fees	1,378	1,378	—		
Other Long-Term Liabilities Reflected on the Registrant's Balance Sheet under GAAP	662	—	662	—	—
Total	67,614	18,125	23,318	19,540	6,631

The Company's convertible redeemable preferred stock is redeemable for $2.7 million on April 6, 2004 and redeemable for $5 million on April 6, 2007. However, because the convertible redeemable preferred shares are convertible to shares of common stock of the Company, the Company has not recorded the possible redemption as a contractual obligation. See footnote 9 of the consolidated financial statements for additional discussion.

(1) Purchase obligation represents purchase commitments entered into for office furniture and leasehold improvements.

New Accounting Pronouncements

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." The FASB agreed to defer the effective date of FIN No. 46 for non SPE variable interest entities acquired prior to February 1, 2003 until the end of periods ending after March 15, 2004. FIN No. 46 defines the concept of "variable interest" and requires existing unconsolidated variable interest entities to be consolidated into the financial statements of their primary beneficiaries if the variable interest entities do not effectively disperse risks among the parties involved. The Company has not identified any variable interest entities that must be consolidated.

In May 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". SFAS No. 150 requires issuers to classify as liabilities three classes of freestanding financial instruments that embody obligations for the issuer. SFAS No. 150 was effective at the beginning of the first interim period beginning after June 15, 2003. The Company has reviewed the requirements of SFAS No. 150 as it applies to its freestanding financial instruments and has determined that it did not have an impact on its consolidated financial condition or results of operations.

Forward Looking Statements

This filing contains "forward-looking" statements within the meaning of the "safe harbor" provisions of the Private Litigation Reform Act of 1995. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements. Such factors and uncertainties include, but are not limited to: future legislative changes which could impact the laws governing workers' compensation insurance in Ohio, California and the other states in which the Company's employer cost containment and health services segment operates the Company's ability to enhance its existing services and successfully introduce and market new services, new service developments by the Company's competitors, market acceptance of new services of both the Company and its competitors, competitive pressures on prices, the ability to attract and maintain qualified personnel, interest rates, the Company's ability to attract qualified franchisees or access to financing for these franchisees, the effects on the Company if a lender to one of the Company's subsidiaries utilizes remedies available to it upon an event of default on loans at one of the Company's subsidiaries, and decisions relative to and the outcome of any such decisions regarding strategic alternatives with respect to maximizing stockholder value and enhancing stockholder liquidity.

Quarterly Information (Unaudited)

The following is a summary of operating results by quarter (dollar amounts in thousands, except per share amounts). All periods have been restated to reflect the removal of discontinued operations from continuing operations.

	1ST QUARTER	2ND QUARTER	3RD QUARTER	4TH QUARTER
2003:				
Total revenues	$ 20,347	$ 20,590	$ 21,587	$ 31,908
Income (loss) from continuing operations(1),(5) and (6)	1,385	1,164	1,151	1,652
Discontinued operations (net)(1)	(1,005)	(823)	95	(236)
Net income(1)	380	341	1,246	1,416
Income available to common stockholders(1)	271	229	1,130	1,296
Basic earnings (loss) per common share from continuing operations	0.20	0.16	0.16	0.24
Diluted earnings (loss) per common share from continuing operations	0.18	0.15	0.14	0.22
Basic earnings per common share	0.04	0.04	0.17	0.20
Diluted earnings per common share	0.03	0.02	0.14	0.18
2002:				
Total revenues(2)	$ 17,543	$ 17,435	$ 17,380	$ 20,345
Gross profit	15,602	15,359	15,165	17,898
Income from continuing operations(1), (2) and (3)	1,166	1,690	680	1,587
Discontinued operations (net)	(718)	56	2,976	(241)
Income before cumulative effect of change in accounting principle(2) and (3)	448	1,746	3,656	1,346
Cumulative effect of change in accounting principle(net of income tax benefit of $2,420)(4)	(3,402)	—	—	—
Net income (loss)(2), (3) and (4)	(2,954)	1,746	3,656	1,346
Income (loss) available to common stockholders(2), (3) and (4)	(3,049)	1,647	3,554	1,241
Basic earnings per common share from continuing operations	0.17	0.25	0.09	0.22
Diluted earnings per common share from continuing operations	0.15	0.23	0.08	0.20
Basic earnings per common share before cumulative effect of change in accounting principle	0.05	0.26	0.55	0.19
Diluted earnings per common share before cumulative effect of change in accounting principle	0.04	0.23	0.49	0.17
Basic earnings (loss) per common share after cumulative effect of change in accounting principle	(0.47)	0.26	0.55	0.19
Diluted earnings (loss) per common share after cumulative effect of change in accounting principle	(0.44)	0.23	0.49	0.17

(1) In the fourth quarter of 2003, income from continuing operations and net income included a loss on sale of investments of $251,000 by WC for investments liquidated which were acquired as part of the Octagon acquisition in October 2003. The third quarter of 2003 income from discontinued operations and net income included the write off of a deferred tax asset of $2,420,000 when it was deemed no longer realizable upon the deconsolidation of a subsidiary from the Company's consolidated tax basis.

(2) The fourth quarter of 2002 revenue and net income included an incentive bonus of approximately $925 and $546, respectively, from the Ohio Bureau of Workers' Compensation earned at year-end 2002.

(3) The second quarter of 2002 net income included a net gain on the early extinguishment of debt associated with the Primrose refinancing of $808 relating to the repurchase of warrants net of the write-off of original issue discount and deferred financing costs associated with the original debt.

(4) The Company has applied the new rules on accounting for goodwill and other intangible assets effective January 1, 2002. During 2002, the Company completed the transitional test for impairment of goodwill using the two-step process prescribed in SFAS 142. The first step was a screen for potential impairment which indicated that goodwill in the former seasonal products segment (now reclassified as discontinued operations) was impaired as of January 1, 2002. The performance of the second step of the impairment test measured the amount of the impairment to be $3,402 (net of tax benefit of $2,420) which the Company has reflected as the cumulative effect of a change in accounting principle as of January 1, 2002 in accordance with the prescribed guidance in SFAS 142. Accordingly, the first quarter amounts for 2002 shown in the above table have been restated to be reflective of this change.

(5) Gross profit has been excluded from this presentation because as of December 31, 2003, the Company is accounting for its seasonal products segment as a discontinued operation.

(6) During the fourth quarter, the Company fully reserved receivables from and advances to Possible Dreams and recorded contingent liabilities resulting in expense of $502 being recorded as a result of its bankruptcy filing.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Market risk represents the risk of loss that may impact the consolidated financial position, results of operations or cash flows of the Company. The Company is exposed to market risk associated with changes in interest rates. The Company's notes payable and long-term debt bear interest primarily at variable rates. The Company is subject to increases and decreases in interest expense on its variable rate debt resulting from fluctuations in the interest rates on such debt. The effect of a one percentage point change in interest rates would have increased or decreased interest expense by approximately $263,000 and $302,000 for the years ended December 31, 2003 and 2002, respectively. To lessen the risk from these interest rate fluctuations, the Company entered into an interest rate swap transaction. The Company does not use financial instruments for trading purposes and is not a party to any leveraged derivatives.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Index To Consolidated Financial Statements

All schedules, except for Schedule I, for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, are inapplicable and therefore have been omitted or the information has been included within the financial statements.

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Security Capital Corporation

We have audited the accompanying consolidated balance sheets of Security Capital Corporation and subsidiaries (the "Company") as of December 31, 2003 and 2002 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Security Capital Corporation and subsidiaries at December 31, 2003 and 2002 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Notes 2 and 20 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets.

/s/ Ernst & Young LLP

Stamford, Connecticut
March 22, 2004

SECURITY CAPITAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	DECEMBER 31, 2003	DECEMBER 31, 2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 11,645	$ 3,141
Accounts receivable (less allowances for doubtful accounts of $999 and $658, respectively)	16,468	8,584
Deferred income taxes	1,618	1,035
Other current assets	1,465	642
Current assets of discontinued operations	4,425	13,466
Total current assets	35,621	26,868
Property and equipment, net	4,196	3,470
Goodwill (less accumulated amortization of $3,798)	59,284	49,300
Franchise agreements (less accumulated amortization of $1,970 and $1,553, respectively)	6,780	7,197
Other intangible assets, net	7,062	2,128
Deferred income taxes	2,707	—
Long-lived assets of discontinued operations	7,044	11,478
Other assets	444	270
Total assets	$123,138	$100,711
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt and other obligations	$ 9,031	$ 6,628
Accounts payable	2,859	1,963
Accrued expenses and other liabilities	18,322	8,282
Unearned revenue	20,263	13,385
Notes payable	—	887
Current liabilities of discontinued operations	2,678	12,988
Total current liabilities	53,153	44,133
Long-term debt	25,858	15,439
Other long-term obligations	441	907
Deferred income taxes	—	483
Long-term liabilities of discontinued operations	312	2,266
Losses in excess of investment in Possible Dreams	1,401	—
Minority interests	4,644	3,537
Redeemable convertible preferred stock (redemption value at April 6, 2006—$5,000), $.01 par value, 2,500,000 shares authorized; 500,000 shares issued and outstanding	3,725	3,268
Commitments and contingencies (Note 19)		
Stockholders' equity:		
Common stock, $.01 par value, 7,500 shares authorized; 380 shares issued and outstanding	—	—
Class A common stock, $.01 par value, 10,000,000 shares authorized; 6,458,309 shares issued, 6,450,587 shares outstanding	65	65
Additional paid-in capital	65,670	66,127
Accumulated deficit	(32,046)	(35,429)
Less: treasury stock, at cost, 7,722 shares	(85)	(85)
Total stockholders' equity	33,604	30,678
Total liabilities and stockholders' equity	$123,138	$100,711

The accompanying notes are an integral part of these consolidated financial statements.

SECURITY CAPITAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts)

	Years ended December 31, 2003	2002	2001
Revenues:			
Employer cost containment and health services	$84,598	$64,460	$53,634
Educational services	9,834	8,243	7,652
Total revenues	94,432	72,703	61,286
Selling, general and administrative expenses	79,459	57,352	48,587
Amortization and depreciation	2,441	2,267	4,970
Operating income	12,532	13,084	7,729
Interest expense	(1,565)	(3,633)	(4,162)
Other income (expense)	185	881	(770)
Income from continuing operations before income taxes, minority interests and cumulative effect of change in accounting principle	11,152	10,332	2,797
Income tax expense	(4,693)	(4,169)	(1,841)
Minority interest in income of consolidated subsidiaries	(1,107)	(1,040)	(278)
Income from continuing operations before cumulative effect of change in accounting principle	5,352	5,123	678
(Loss) income from discontinued operations (net of income tax expense of $2,351, $660, and $1,259 in 2003, 2002 and 2001, respectively)	(1,969)	2,073	2,157
Income before cumulative effect of change in accounting principle	3,383	7,196	2,835
Cumulative effect of change in accounting principle (net of income tax benefit of $2,420)	—	(3,402)	—
Net income	3,383	3,794	2,835
Less preferred stock accretion	(457)	(401)	(352)
Income available to common stockholders	$ 2,926	$ 3,393	$ 2,483
Basic earnings per common share from continuing operations	$ 0.76	$ 0.73	$ 0.05
Basic (loss) earnings per common share from discontinued operations	(0.31)	0.32	0.34
Basic earnings per common share before cumulative effect of change in accounting principle	0.45	1.05	0.39
Cumulative effect of change in accounting principle	—	(0.52)	—
Basic earnings per common share	$ 0.45	$ 0.53	$ 0.39
Diluted earnings per common share from continuing operations	$ 0.69	$ 0.66	$ 0.04
Diluted (loss) earnings per common share from discontinued operations	(0.31)	0.29	0.31
Diluted earnings per common share before cumulative effect of change in accounting principle	0.38	$ 0.95	$ 0.35
Cumulative effect of change in accounting principle	—	(0.48)	—
Diluted earnings per common share	$ 0.38	$ 0.47	$ 0.35
Basic weighted average shares used in computation	6,451	6,451	6,444
Diluted weighted average shares used in computation	6,536	7,133	6,648

The accompanying notes are an integral part of these consolidated financial statements.

SECURITY CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

(In thousands, except shares)

	Number of Shares Issued*	Common Stock*	Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Total
Balance, January 1, 2001	6,442,689	$65	$66,782	$(42,058)	$ —	$24,789
Net income	—	—	—	2,835	—	2,835
Accretion of redeemable convertible preferred stock	—	—	(352)	—	—	(352)
Purchase of treasury stock (Class A)	(7,722)	—	—	—	(85)	(85)
Issuance of 16,000 shares of Class A common stock upon exercise of stock options	16,000	—	98	—	—	98
Balance, December 31, 2001	6,450,967	65	66,528	(39,223)	(85)	27,285
Net income	—	—	—	3,794	—	3,794
Accretion of redeemable convertible Preferred stock	—	—	(401)	—	—	(401)
Balance, December 31, 2002	6,450,967	65	66,127	(35,429)	(85)	30,678
Net income	—	—	—	3,383	—	3,383
Accretion of redeemable convertible preferred stock	—	—	(457)	—	—	(457)
Balance, December 31, 2003	6,450,967	$65	$65,670	$(32,046)	$(85)	$33,604

* Includes both Common Stock and Class A Common Stock

The accompanying notes are an integral part of these consolidated financial statements.

SECURITY CAPITAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years ended December 31,		
	2003	2002	2001
Income from continuing operations before cumulative effect of change in accounting principle	5,352	5,123	678
Adjustments to reconcile income from continuing operations before cumulative effect of change in accounting principle to net cash provided by operating activities of continuing operations:			
Gain on sale of Texas land	(107)	—	—
Loss on sale of marketable securities	251	—	—
Deferred income taxes	744	161	1,805
Warrant income	—	220	(89)
Amortization	1,067	1,824	3,391
Depreciation	1,629	1,755	2,014
Minority interest in income of consolidated subsidiaries	1,107	1,392	642
Unrealized (gain) loss on derivative	(245)	378	529
Changes in operating assets and liabilities, net of effects of acquisitions and of deconsolidation of a subsidiary:			
Accounts receivable	(3,024)	(2,384)	(118)
Inventories	—	—	—
Other current assets	(455)	290	1,462
Accounts payable, accrued expenses and other liabilities	6,223	6,755	522
Net cash provided by operating activities of continuing operations	12,542	15,514	10,836
Cash flows from investing activities:			
Capital expenditures	(1,538)	(1,807)	(664)
Proceeds on sale of Texas land	107	—	—
Cash flows from discontinued operations	354	—	—
Proceeds on sale of investments—Octagon	11,402	—	—
Payments for acquired businesses and intangible assets (net of acquired cash of $4,374 in 2003)	(26,295)	(3,383)	(6,849)
Net cash used in investing activities of continuing operations	(15,970)	(5,190)	(7,513)
Cash flows from financing activities:			
Issuance of common stock	—	—	98
Purchase of treasury stock	—	—	(85)
Proceeds from long-term borrowings	18,978	4,240	4,289
Repayments of long-term borrowings	(5,987)	(14,493)	(4,604)
Repurchase of warrants	—	(1,554)	—
Payments of capital leases	(169)	(120)	(91)
Deferred financing costs incurred	(3)	(212)	(698)
Proceeds from lines of credit	28,051	24,478	11,267
Repayment of lines of credit	(28,938)	(24,190)	(12,167)
Net cash provided by (used in) financing activities of continuing operations	11,932	(11,851)	(1,991)
Increase (decrease) in cash and cash equivalents	8,504	(1,527)	1,332
Cash and cash equivalents, beginning of period	3,141	4,668	3,336
Cash and cash equivalents, end of period	$ 11,645	$ 3,141	$ 4,668
Interest paid	$ 1,926	$ 3,479	$ 4,900
Income taxes paid	$ 709	$ 498	$ 351

The accompanying notes are an integral part of these consolidated financial statements.

(Amounts in thousands, except share and per share amounts)

1. Organization and Description of Business

Security Capital Corporation ("Security Capital") operates as a holding company that participates in the management of its subsidiaries while encouraging operating autonomy and preservation of entrepreneurial environments. Currently, Security Capital has three operating subsidiaries (together with Security Capital, referred to as the "Company"), known as WC Holdings ("WC"), Primrose Holdings, Inc. ("Primrose") and Pumpkin Masters Holdings, Inc. ("Pumpkin"). These three subsidiaries are in three distinct business segments, although the Company has implemented an exit strategy with regard to the seasonal products segment which consists of Pumpkin and Possible Dreams, which are discontinued operations. WC Holdings is an 80%-owned subsidiary which provides cost containment services relative to direct and indirect costs of corporations and their employees primarily relating to industrial health and safety, industrial medical care and workers' compensation insurance. WC's activities are primarily centered in California, Ohio, Virginia, Maryland and, to a lesser extent, in other Middle Atlantic states, Indiana and Washington. Primrose is a 98.5%-owned subsidiary involved in the franchising of educational child care centers. Currently, Primrose schools are located throughout the United States except in the Northeast and Northwest.

The seasonal products segment is now reported as a discontinued operation and consists of Pumpkin and, previously, also of P.D. Holdings, Inc. ("Possible Dreams") through the date of deconsolidation. Pumpkin is a 100%-owned subsidiary engaged in the business of designing and distributing Halloween-oriented pumpkin carving kits and related accessories. Pumpkin distributes its products primarily throughout the United States and also in Canada. The Company is actively marketing this subsidiary for sale and expects to conclude a sale during 2004. Therefore, for the all reporting periods presented, it has been reported as a discontinued operation. Possible Dreams is a 75%-owned subsidiary that formerly operated as a designer, importer and distributor of giftware and collectible figurines. Possible Dreams distributed its products throughout the United States. However, because of the October 22, 2003 Chapter 11 filing in bankruptcy court by Possible Dreams, the Company effectively lost control over this subsidiary as of that date, and therefore the accounts of Possible Dreams have ceased to be included in the Company's consolidated statements of income or consolidated balance sheet after that date. For all reporting periods presented, Possible Dreams has been reported as a discontinued operation.

2. Summary of Significant Accounting Policies

Consolidation

The accompanying consolidated financial statements include the accounts of Security Capital and its subsidiaries other than Possible Dreams which was deconsolidated on October 22, 2003. All significant intercompany balances have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the current year presentation.

On July 22, 2003, the Company sold a 25% interest in Possible Dreams Ltd.'s parent company, P.D. Holdings, Inc., for nominal consideration to Russell F. Peppet, the newly-named Chairman and CEO of Possible Dreams Ltd. This sale was the first step in the Company's plan to divest its entire interest in its Possible Dreams subsidiary and was intended to incent Mr. Peppet to effectively manage Possible Dreams until an orderly disposition of the remainder of the business could be achieved. The Company recorded a net charge of approximately $2,400 in the third quarter in connection with this transaction, relating to the write-off of a deferred tax asset which can no longer be utilized as a result of the sale of the interest to Mr. Peppet. In addition, because the Company's investment in this subsidiary is negative, the sale of a portion of it generated a gain which was, however, not recorded by the Company because the minority interest shareholder has no legal obligation to fund his share of Possible Dreams' net deficit. This subsidiary subsequently filed a plan of liquidation under Chapter 11 of the United States Bankruptcy Code on October 22, 2003. Because of this Chapter 11 filing by Possible Dreams, the Company effectively lost control over this subsidiary as of that date, and therefore Possible Dreams was deconsolidated on that date.

Basis of Presentation

Prior to October 22, 2003, Possible Dreams was a consolidated entity and the Company was required to record all of the losses of Possible Dreams since the non-Company interests were not required to absorb their share of the losses (25%) because their investment was fully absorbed by losses.

Accordingly, the Company's results of operations include the operating results of Possible Dreams through October 22, 2003 (date of deconsolidation). The balance sheet at December 31, 2003 does not contain the assets and liabilities of Possible Dreams due to the deconsolidation. This deconsolidation resulted in a negative investment in Possible Dreams of $1,401 which represents losses in excess of investment, which has been recorded as a deferred credit on the Company's balance sheet until such time as the liquidation process is finalized by the bankruptcy court and the Company is legally released from liability relating to Possible Dreams. The Company will not record any additional losses from Possible Dreams as the Company believes it has no further obligations to Possible Dreams.

The following summarized balance sheet information of Possible Dreams is presented as follows at October 22, 2003 (date of deconsolidation) and December 31, 2002:

	October 22, 2003 (Unaudited)	December 31, 2002
Accounts receivable, net	$ 6,518	$2,758
Inventory, net	2,420	4,192
Current assets	9,678	7,549
Total Assets	11,220	9,368
Notes payable	9,727	7,342
Current liabilities	12,253	9,449
Stockholders' deficit	(1,401)	(577)

At October 31, 2003, the Company had approximately $2,000 of capital loss carryforwards resulting from the bankruptcy filing of Possible Dreams which have been fully reserved for due to the uncertainty with respect to the ultimate realization of such losses.

Use of Management Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Significant estimates included within the financial statements include sales return and discount reserves, allowance for doubtful accounts, inventory obsolescence reserves, the Company's ability to utilize carry forward tax benefits, and the fair value and economic lives of intangible assets, including those assumptions made in the course of performing goodwill impairment testing. The methodology used to determine fair value in performing these tests was a discounted cash flow approach. The discount rate used for each reporting unit was determined by assessing the appropriate risk level of the cash flows of the respective reporting units and adjusting the risk-free rate by a factor dependent upon this risk assessment. The terminal value of the respective reporting units was based upon assigning what management believed to be appropriate multiples of earnings before income taxes, depreciation and amortization for companies of similar size and in the industry in which the each of the units operate.

Revenue Recognition

Employer cost containment and health services segment's contract revenues are derived from claims management, administrative, consulting services and managed care administration services that are recorded as earned based on the requirements and duration of the related contracts. Revenues from the managed care administration services are recognized on a monthly basis based on the contracted administrative fee with the Ohio Bureau of Workers' Compensation. In addition, contract revenues are recorded for certain incentive awards when the claims are processed to which the incentive is related, and a bonus award is recorded in the year earned. Revenues on certain contracts have been deferred and are recognized in income on a pro rata basis over the related contract periods, which typically range between three and 12 months. Commission expense associated with these contracts is also deferred and recognized as an expense on a pro rata basis over the related contract periods. For services related to group rating contracts, fees are paid to the group's sponsor and netted against contract revenues. Contract revenues received in advance are included in unearned revenue.

The educational services segment recognizes royalties based on a percentage of the monthly revenues of the franchisees. Franchise fees are collected at various intervals prior to the opening of a school and the recognition of the revenue is deferred until the franchised school has been certified for occupancy, which is generally concurrent with the commencement of operations. Assignment fees are earned for site identification and preparation for the construction of the school, including zoning permits. Assignment fees are recognized upon the closing of the purchase of the property by the franchisees and the funding of their construction loans. Transfer fees are earned upon sale of an existing franchise to another franchisee. Real estate services fees are earned for consulting services related to engineering and architectural design services provided to the franchisees during the construction of the school. The real estate services fees, like franchise fees, are recognized upon the certification of occupancy of the school. Option fees are received to initiate an option agreement which reserves a designated area for a stated period of time. When option agreements are exercised, the option fee is applied to the franchise fee, and revenue for this is recognized as stated above. Forfeited fees include fees applicable to the termination of the franchise agreements and assignments or for the expiration of option agreements. The Company typically collects any fee specified in the agreement and recognizes it as income at the time of the termination or expiration. All fees received prior to being earned are recorded as unearned revenue.

Revenues from product sales in the discontinued operations (our former seasonal products segment) are recognized in the period in which the merchandise is shipped.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. All cash equivalents are carried at cost, which approximates fair value.

Receivables

Exposure to and the risk of losses on receivables is dependent on each customer's financial position. The Company performs ongoing credit evaluations of its customers' financial condition, and receivables are generally not collateralized. The Company maintains an allowance for doubtful accounts which management believes is adequate to cover potential credit losses. In determining the appropriate level of this allowance, the Company uses customer credit evaluations, collection history and other pertinent information.

A summary of the changes in the allowance for doubtful accounts for the years ended December 31, 2003, 2002 and 2001 is as follows. The analysis has been restated to give effect to the removal of Pumpkin and Possible Dreams in 2002 and 2001 for comparability.

	2003	2002	2001
Balance at beginning of year	$ 658	$ 288	$ 612
Provisions	713	481	1,427
Deductions	(372)	(111)	(1,751)
Balance at end of year	$ 999	$ 658	$ 288

Goodwill

Goodwill relates to the cost in excess of the fair value of the net assets acquired in purchase business combinations.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, *Business Combinations* (SFAS 141), and No. 142, *Goodwill and Other Intangible Assets* (SFAS 142), effective for fiscal years beginning after December 15, 2001. SFAS 141 required that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. SFAS 142 prohibits the amortization of goodwill and intangible assets with indefinite lives. SFAS 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with definite lives continue to be amortized over their estimated useful lives.

The Company adopted the new rules on accounting for goodwill and other intangible assets effective January 1, 2002. During 2002, the Company completed the transitional test for impairment of goodwill using the two-step process prescribed in SFAS 142. The first step was a screen for potential impairment which indicated that goodwill in its former seasonal products segment was impaired as of January 1, 2002. The performance of the second step of the impairment test measured the amount of the impairment to be $3,402 (net of tax benefit of $2,420), which the Company has reflected as the cumulative effect of a change in accounting principle as of January 1, 2002 in accordance with the prescribed guidance in SFAS 142. The Company also performed the first annual required impairment test of goodwill at December 31, 2002. The result of this test was that no further impairment was present.

At December 31, 2003, the Company performed its required annual impairment assessment. As a result of these procedures, no impairment was recognized.

The methodology used in performing these tests is a discounted cash flow approach to determine fair value. The discount rate used for each reporting unit was determined by assessing the appropriate risk level of the cash flows of the respective reporting units and adjusting the risk-free rate by a factor dependent upon this risk assessment. The terminal period cash flow of the respective reporting units was based upon assigning what management believed to be appropriate multiples of earnings before income taxes, depreciation and amortization for companies of similar size and in the industry in which the each of the units operates.

Other Intangible Assets, Net

Patent rights acquired are amortized over nine to 17 years.

Deferred financing costs are amortized over the term of the related debt (ranging from four to six years) and the expense is reflected in interest expense in the Consolidated Statements of Income.

Health care provider costing lists acquired by WC Holdings are amortized on a straight-line basis over the life of WC Holdings' access to the costing data (five years).

Health care membership client lists acquired by WC Holdings are amortized on a straight-line basis over the life of the estimated retention of WC Holdings' affiliation with these clients (20 years).

Curriculum agreements related to Primrose are being amortized over a period 10 years, and their remaining life at December 31, 2003 is six years.

Franchise Agreements

Franchise agreements related to Primrose are being amortized over a period of 21 years, and their remaining life at December 31, 2003 is 17 years.

Fair Value of Financial Instruments

Financial instruments, other than the interest rate swap discussed below, consist of current assets (except inventories), current liabilities, notes payable, long-term debt and other long-term obligations. Current assets and current liabilities are carried at cost, which approximates fair value due to the short-term nature of these items. Notes payable, long-term debt and other long-term obligations bear interest at current market rates and, accordingly, their carrying values approximate fair value.

Derivative Financial Instruments

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities* on January 1, 2001. The Company uses financial instruments to manage its exposures to movements in interest rates. The use of the financial instruments modifies the exposure of these risks from variable to fixed with the intent to reduce the risk or cost to the Company. The Company does not use derivatives for trading purposes and is not a party to leveraged derivatives. The fair value of derivatives is recorded in the consolidated balance sheets in other long-term obligations. At December 31, 2003 and 2002, this liability was $662 and $907, respectively. The Company assesses changes in the fair value of their derivative instruments and records any changes in fair market value in the consolidated statements of income as such instruments are not being accounted for as hedges. These gains and losses on derivative instruments are reflected in the consolidated statements of income in other income (expense).

Impairment of Long-lived Assets, Other than Goodwill

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of*, and the accounting and reporting provisions of APB Opinion No. 30 *Reporting the Results of Operations*, for a disposal of a segment of a business. SFAS 144 was effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company adopted SFAS 144 as of January 1, 2002.

The Company reviews long-lived assets, including its definite-lived intangible assets, for impairment using the three-step approach prescribed in SFAS 144. Under this three-step approach, the Company needs to: (a) consider whether indicators of impairment of long-lived assets are present, (b) if indicators of impairment are present, determine whether the sum of undiscounted cash flows attributable to the assets in question is less than the assets' carrying amount, and (c) if the sum of the undiscounted cash flows is less than the assets' carrying value, recognize an impairment loss based on the excess of the carrying amount of the assets over their respective fair values. As of December 31, 2003, the Company has determined that there is no need to recognize any impairment losses on its long-lived assets.

Warrant Obligations

Warrants to acquire subsidiary shares issued in connection with the acquisitions of the subsidiaries could be settled in cash at the option of the holders. There were no warrants outstanding at December 31, 2003 or December 31, 2002. During 2002, the remaining warrants outstanding were repurchased and a gain was recognized and recorded as other income. During 2002 and 2001, the estimated fair value of the warrants had been recorded as liabilities and changes in the estimated fair value of the warrants were recorded as other income (expense) in the respective consolidated statements of income.

Redeemable Convertible Preferred Stock

Differences between the carrying value of the redeemable convertible preferred shares and their redemption values are accreted using the interest method over the remaining estimated period to redemption (2¼ years), by charges to additional paid-in capital.

Debt Discount Amortization

Differences between the carrying value and the face amount of the debt were amortized to interest expense over the life of the debt using the effective interest method. This amortization ended in April 2002 with the refinancing of the Primrose debt.

Advertising Costs

Advertising costs which are expensed when incurred were $211, $290 and $314 for 2003, 2002, and 2001, respectively.

Stock Options

The Company measures compensation cost for stock options issued to employees using the intrinsic value method of accounting for stock-based compensation under Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"). Under APB 25, when the exercise price of the Company's stock options equals the market value of the underlying stock on the date of the grant, no compensation expense is recognized. The Company has adopted the disclosure only provisions of SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123") as amended by Statement No. 148, *Accounting for Stock-Based Compensation—Transitions and Disclosure, an amendment to FASB Statement*

No. 123, ("SFAS 148"). The disclosures with respect to the aggregate effect of all subsidiary and Security Capital stock options as required by SFAS 148 are set forth below

	2003	2002	2001
Income available to common stockholders, as reported	$2,926	$3,393	$2,483
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects and minority interest	—	—	47
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards granted since January 1995, net of related tax effects and minority interest	(860)	(787)	(597)
Pro forma income available to common stockholders	$2,066	$2,606	$1,933
Earnings (Loss) Per Common Share			
Basic from continuing operations—as reported	$ 0.76	$ 0.73	$ 0.05
Basic from continuing operations—pro forma	$ 0.63	$ 0.61	$(0.04)
Basic from Discontinued operations	$(0.31)	$ 0.32	$ 0.34
Basic before cumulative effect of change in accounting principle—as reported	$ 0.45	$ 1.05	$ 0.39
Basic before cumulative effect of change in accounting principle—pro forma	$ 0.32	$ 0.93	$ 0.30
Cumulative effect of change in accounting principle	$ 0.00	$(0.52)	$ 0.00
Basic after cumulative effect of change in accounting principle—as reported	$ 0.45	$ 0.53	$ 0.39
Basic after cumulative effect of change in accounting principle—pro forma	$ 0.32	$ 0.41	$ 0.30
Diluted from continuing operations—as reported	$ 0.69	$ 0.66	$ 0.04
Diluted from continuing operations—pro forma	$ 0.56	$ 0.55	$(0.05)
Diluted from Discontinued operations	$(0.31)	$ 0.29	$ 0.31
Diluted before cumulative effect of change in accounting principle—as reported	$ 0.38	$ 0.95	$ 0.35
Diluted before cumulative effect of change in accounting principle—pro forma	$ 0.26	$ 0.84	$ 0.26
Cumulative effect of change in accounting principle	$ 0.00	$(0.48)	$ 0.00
Diluted after cumulative effect of change in accounting principle—as reported	$ 0.38	$ 0.47	$ 0.35
Diluted after cumulative effect of change in accounting principle—pro forma	$ 0.26	$ 0.36	$ 0.26

Pro forma information regarding income available to common stockholders and earnings per share as required by SFAS 123 have been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2003, 2002 and 2001: risk-free interest rate of 3.73%, 4.90% and 4.00%, respectively; dividend yield of 0%, 0% and 0%, respectively; volatility factor of the expected market price of the Company's common stock of .228, .207 and .238, respectively; and a weighted-average expected life of the options of 4.3, 7.5 and 8.5 years, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For the purpose of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods.

Earnings Per Common Share

Basic earnings per common share is based on the weighted average number of Common and Class A Common shares outstanding and earnings (loss) applicable to common shareholders. The sum of Common Stock and Class A Common Stock is used because the two classes are identical except for certain transfer restrictions. Diluted earnings per common share is based on the weighted average shares outstanding and the dilutive effect, if any, of outstanding stock options of both the subsidiaries and the parent and of convertible securities of the parent.

Income Taxes

The Company computes income taxes using the liability method, under which deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the assets and liabilities, using presently enacted rates.

New Accounting Pronouncements

In January 2003, the FASB issued FIN NO. 46, "Consolidation of Variable Interest Entities." The FASB agreed to defer the effective date of FIN No. 46 for non SPE variable interest entities acquired prior to February 1, 2003 until the end of periods ending after March 15, 2004. FIN No. 46 defines the concept of "variable interest" and requires existing unconsolidated variable interest entities to be consolidated into the financial statements of their primary beneficiaries if the variable interest entities do not effectively disperse risks among the parties involved. The Company has not identified any variable interest entities that must be consolidated.

In May 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 requires issuers to classify as liabilities three classes of freestanding financial instruments that embody obligations for the issuer. SFAS No. 150 was effective at the beginning of the first interim period beginning after June 15, 2003. The Company has reviewed the requirements of SFAS No. 150 as it applies to its freestanding financial instruments and has determined that it did not have an impact on its consolidated financial condition or results of operations.

3. Acquisitions

In connection with the financing of various acquisitions, the Company borrowed funds under bank credit agreements (see Notes 7 and 8). Under terms of the bank credit agreements, the borrowings are secured by a pledge of all assets of the WC Holdings subsidiary businesses, and by the capital stock of WC Holdings held by the Company. The costs associated with such financing were recorded as deferred financing costs and are being amortized over the life of the related debt agreements (see Note 1).

Trigon Administrators, Inc.

On April 1, 2001, the Company's subsidiary, WC, Inc., acquired 100% of the outstanding common stock of Trigon Administrators, Inc. ("Trigon"), a third party administrator ("TPA") in Virginia, Maryland, and North Carolina. The results of operations of Trigon for the nine months ended December 31, 2001 have been included in the consolidated financial statements. The acquisition has been accounted for as a purchase, with the purchase price of $5,495 allocated as follows based on estimated fair values at the date of acquisition:

Goodwill	$ 4,590
Other intangibles (5 years)	153
Other assets	4,735
Unearned revenue	(742)
Accrued liabilities	(3,241)
Total	$ 5,495

The Company financed the entire purchase price through its revolving line of credit which was subsequently converted to a term note (see Note 7). Under the terms of the bank credit agreement, the borrowing is secured by a pledge of all assets of the Trigon Administrators business.

Barron Risk Management, Inc.

On October 1, 2002, WC Holdings acquired all of the outstanding stock of Barron Risk Management, Inc. ("Barron"), a Texas corporation, which was a subsidiary of UICI, a Delaware Corporation. Barron is TPA that offers various services for the administration of self-insured property and casualty programs and is one of the largest administrators of workers' compensation programs in the region. It markets and sells its services in Texas and the surrounding states. The Company paid approximately $1,750 in cash, to purchase 100% of Barron's book of business. The acquisition has been accounted for as a purchase, with the purchase price in excess of the fair value of tangible assets acquired of $1,000 allocated to health care membership client lists.

20% of Minority Interest in Pumpkin Masters Holdings, Inc.

On October 31, 2002, Pumpkin Masters Holdings, Inc. executed its call provisions under the original Asset Purchase Agreement dated June 27, 1997 pursuant to which Pumpkin Masters Holdings, Inc. was granted the right to call all 200 shares of minority interest in Pumpkin Masters Holdings, Inc. at a pre-negotiated formula price based on a multiple of Pumpkin Ltd.'s EBITDA, as defined, less outstanding debt. Pumpkin Masters Holdings, Inc. consummated this transaction on December 31, 2002 by issuing a note for the full amount payable of $2,352. The note accrued interest at the rate of 10% per annum and was paid in full on March 5, 2003. This transaction was accounted for as a purchase, with the purchase price in excess of the fair value of tangible assets acquired of $944 allocated to goodwill.

Octagon Risk Services, Inc.

On October 3, 2003, WC, through its subsidiary, CompManagement, Inc. ("CMI"), acquired all of the outstanding shares of Octagon Risk Services, Inc. ("Octagon"), a Minnesota corporation, from The St. Paul Companies, Inc., a Delaware corporation. Octagon, based in Oakland, California, provides workers' compensation and professional liability claims administration and consulting services primarily in the western United States, including California. The Octagon acquisition was intended to expand the Company's geographical presence and was effected pursuant to the Stock Purchase Agreement entered into by CMI and The St. Paul Companies dated October 3, 2003. As consideration for all of the outstanding shares of Octagon, CMI paid to The St. Paul Companies the aggregate amount of $30,000. The purchase price is subject to an adjustment based upon the working capital of Octagon as of the closing date.

The total amount of funds necessary to consummate the transaction was provided by Bank One, N.A. pursuant to an amended and restated loan agreement which combined CMI's existing term loan with a new borrowing of $18,000 related to the Octagon purchase. As part of the amended and restated loan agreement, an interim term loan was provided to finance the remaining purchase price until the investments acquired from Octagon could be efficiently liquidated. This interim loan was repaid in full in October 2003. In addition, CMI and its parent holding company, WC, entered into an $8,000 revolving credit commitment evidenced by an amended and restated revolving credit note. The revolving credit commitment replaced the current commitment that was in place. (see Notes 7 and 8).

The results of operations of Octagon for the three months ended December 31, 2003 have been included in the financial statements. The acquisition has been accounted for as a purchase, with the purchase price of $30,669, including $669 of acquisition costs, preliminarily allocated as follows based on estimated fair values at the date of acquisition:

Cash	$ 4,374
Investments	11,653
Health provider costing and membership client lists (5 years)	5,525
Deferred tax assets	6,797
Other assets	6,273
Goodwill	9,984
Unearned revenue	(6,026)
Accrued liabilities	(5,631)
Deferred tax liabilities	(2,280)
Total	$30,669

Certain portions of the deferred tax asset are subject to revision upon their potential utilization by the former owners in 2003. Any changes to such amounts will be reflected as an adjustment to the purchase price of Octagon and will impact the related goodwill balance.

Pro Forma Financial Information

The following unaudited pro forma financial information presents the combined results of the Company, Trigon and Octagon as if the Trigon acquisition had taken place on January 1, 2001 and as if the Octagon acquisition had taken place on January 1, 2002. The pro forma amounts give effect to certain adjustments, including the amortization of intangibles, increased interest expense and income tax effects. This pro forma information does not necessarily reflect the results of operations as they would have been if the business had been managed by the Company during these periods and is not indicative of results that may be obtained in the future:

Pro forma:	YEAR ENDED December 31, 2003	YEAR ENDED December 31, 2002	YEAR ENDED December 31, 2001
	(unaudited)	(unaudited)	(unaudited)
Revenue	$120,811	$102,908	$63,904
Income from continuing operations before cumulative effect of change in accounting principle	4,657	3,969	747
Income before cumulative effect of a change in accounting principle	2,688	6,042	2,904
Net income	2,688	2,640	2,904
Income available to common stockholders	2,231	2,239	2,552
Basic earnings per common share from continuing operations	$ 0.65	$ 0.55	$ 0.06
Basic earnings per common share before cumulative effect of a change in accounting principle	$ 0.35	$ 0.87	$ 0.40
Basic earnings per common share	$ 0.35	$ 0.35	$ 0.40
Diluted earnings per common share from continuing operations	$ 0.59	$ 0.48	$ 0.05
Diluted earnings per common share before cumulative effect of a change in accounting principle	$ 0.28	$ 0.79	$ 0.36
Diluted earnings per common share	$ 0.28	$ 0.31	$ 0.36

4. Discontinued Operations

During the fourth quarter of 2003, the Company committed to a plan to sell the operations of Pumpkin Masters and hired and investment bank to draft plans for the immediate sale of the unit. Pumpkin Masters was included in the seasonal products segment. During the fourth quarter, the investment bankers began actively soliciting offers for the sale of Pumpkin Masters and together with management have determined that the sale of Pumpkin Masters is probable and will close in 2004. Accordingly, as of December 31, 2003, the assets and operations of Pumpkin Masters have been classified as a discontinued operation in accordance with FAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.*

During the fourth quarter of 2003, Possible Dreams filed for bankruptcy protection. Possible Dreams was included in the seasonal products segment. At the date of filing, management anticipated the liquidation and effectively lost control over the assets and operations of the subsidiary and therefore deconsolidated the accounts of Possible Dreams. Possible Dreams losses in excess of the Company's investment have been classified as a deferred credit in the balance sheet until such time as the plan of liquidation is finalized.

The Company has restated its prior financial statements to present the operating results of the seasonal products segment as a discontinued operation. The seasonal products segment net sales were $21,600, $29,700 and $31,900 for the periods ended December 31, 2003 (which includes the results of Possible Dreams through the date of deconsolidation), 2002 and 2001, respectively.

The assets and liabilities of the seasonal products segment included in the assets and liabilities of discontinued operations at December 31, 2003 and 2002 consist of the following (in thousands):

	2003	2002
Cash	$ 534	$ 3,271
Accounts receivable, net	2,584	4,318
Inventory	1,076	4,880
Other assets	231	997
Current assets of discontinued operations	$4,425	$13,466
Property, plant and equipment, net	$ 388	$ 1,998
Intangible assets, net	6,656	7,014
Deferred income taxes	—	2,466
Long-lived assets of discontinued operations	$7,044	$11,478
Notes Payable	$1,812	$ 9,856
Accounts payable and accrued expenses	866	3,132
Current liabilities of discontinued operations	$2,678	$12,988
Long-term liabilities of discontinued operations	$ 312	$ 2,266

Although the Company has no involvement in Possible Dreams' Chapter 11 proceedings and did not guarantee any of the liabilities of Possible Dreams, there are certain receivables that the Company has from Possible Dreams which may ultimately be settled for less than their full value. The Company believes that it has provided adequate reserves against these receivables to provide for any such reduced settlement. The Company also has a potential liability for an outstanding severance claim which it has agreed to pay in an amount equal to any portion not fully paid by the estate of Possible Dreams in its Chapter 11 liquidation settlement of such claim and has reserved for its possible outcome in current liabilities on the Consolidated Balance Sheet at December 31, 2003.

Discontinued results for the years ended December 31, 2003, 2002 and 2001 are as follows:

	YEARS ENDED DECEMBER 31,		
	2003	2002	2001
Results of discontinued operations (net of income tax expense of $2,351, $660, and $1,259 in 2003, 2002 and 2001, respectively)	$(1,911)	$2,425	$2,521
Minority interests in income of discontinued operations	(58)	(352)	(364)
Results of discontinued operations after minority interests	$(1,969)	$2,073	$2,157

5. Property and Equipment, Net

	DECEMBER 31,	
	2003	2002
Buildings and improvements	$ 698	$ 432
Computer equipment and software	6,547	4,923
Machinery and equipment	192	235
Furniture and fixtures	1,720	1,483
	9,157	7,073
Less accumulated depreciation	(4,961)	(3,603)
Total	$ 4,196	$ 3,470

6. Intangible Assets, Net

	DECEMBER 31,	
	2003	2002
Patents	$ 76	$ 69
Deferred financing costs	1,215	1,211
Curriculum	313	264
Health provider costing and membership client lists	6,678	1,153
	8,282	2,697
Less accumulated amortization	(1,220)	(569)
Total	$ 7,062	$2,128

7. Notes Payable

WC and Primrose each have short-term borrowing facilities under bank credit agreements. Each such agreement contains restrictive covenants which prohibit or limit certain actions, including levels of capital expenditures, investments and incurrence of additional debt, and which require the maintenance of defined levels of profitability and tangible net worth. As a result, there are restrictions on the transfer by the subsidiaries of their net assets to the parent company.

Concurrent with a February 28, 2002 amendment to WC's senior term debt with Bank One to allow prepayment of the subordinated debt prior to repayment of the senior term debt, the revolving facility was increased from $4,500 to $5,000. In August 2002, WC further amended its existing loan agreement to increase the available revolving credit facility from $5,000 to $7,000 and the extension of the expiration of the facility to December 2003. It was previously December 2002.

In October 2003, concurrent with the purchase of Octagon by WC and the financing of that transaction (see Note 8 for details as to term debt portion of this transaction), CMI and its parent holding company, WC, entered into an $8,000 Revolving Credit Commitment evidenced by an amended and restated revolving credit note. The revolving credit commitment replaced the current commitment that was in place. The expiry of the revolving credit commitment is December 2006.

WC, therefore, had a $8,000 line of credit at December 31, 2003 ($7,000 at December 31, 2002) under which $0 and $287 were borrowed at December 31, 2003 and 2002, respectively, at an interest rate of LIBOR plus 175 basis points (3.50% and 3.75% at December 31, 2003 and 2002, respectively).

Primrose refinanced its debt on April 5, 2002 pursuant to which Primrose received a revolving loan commitment of $1,000 (of which $681 was drawn at closing) bearing interest at LIBOR plus 3.0% or the prime rate plus 0.5%, expiring in September 2003. On December 31, 2002, the terms of the Primrose note dated April 5, 2002 were amended as follows with respect to the revolving facility: the applicable rate for the revolving portion of the agreement now bears interest at the Eurodollar rate plus 2.75% or at the prime rate. See Note 8 for details of the term debt portion of the April 5, 2002 refinancing and the December 31, 2002 amendment.

On September 30, 2003, the Primrose revolving facility, which was due to expire on that date, was extended by amendment to expire on November 30, 2003 and further extended in November until December 31, 2003. On December 31, 2003, the terms of the Primrose note dated April 5, 2002 were further amended as follows with respect to the revolving facility: the expiration was changed to December 31, 2004 and the applicable rate for the revolving portion of the agreement now bears interest at the Eurodollar rate plus 2.0% or prime. See Note 8 for details of the term debt portion of the December 31, 2003 amendment.

Primrose, therefore, had a $1,000 line of credit at December 31, 2003, under which $0 and $600 was borrowed at December 31, 2003 and 2002 respectively, at the greater of the prime rate or LIBOR plus 2.75% (3.92% and 4.25% at December 31, 2003 and 2002, respectively). Borrowing capacity under the line was $1,000 at December 31, 2003.

8. Long-term Debt and Other Obligations

	DECEMBER 31, 2003	DECEMBER 31, 2002
Primrose Term Loan payable in 8 quarterly installments ranging from $600 to $732 through December 31, 2004; the loan bears interest at the Eurodollar rate plus 2.5% or prime plus 0.5% (4.38% at December 31, 2003)	2,928	5,328
WC Holdings capital lease for computer equipment payable through May 2003	—	68
WC Holdings note to Community Insurance payable in annual installments of principal and interest through May 31, 2004 with interest imputed at 8%	481	910
WC Holdings senior term debt payable in monthly installments through 2009; interest payable monthly; $8,500 of the principal bears a rate of 1 month LIBOR; the maturity date of the interest rate swap fixing this rate (7.6%) is December 2005, but this swap is cancelable at the lender's option after December 2003; the remainder of the debt carries a rate of prime minus ½% or LIBOR plus 1.75% basis points (3.17% and 3.75% at December 31, 2003 and 2002, respectively)	31,480	15,771
	$34,889	$22,077
Less amounts representing interest on capital leases	—	(10)
Total term debt and other obligations	$34,889	$22,067

Scheduled maturities of long-term debt and other obligations for the next five years are as follows: $9,031—2004; $5,622—2005; $5,622—2006; $5,622—2007; and $8,992—2008 and thereafter.

Consistent with the bank lines of credit, most of the Company's long-term obligations carry restrictive covenants which prohibit or limit certain actions, including levels of capital expenditures, investments, incurrence of additional debt, and which require the maintenance of defined levels of profitability and tangible net worth. Most borrowings are secured by a pledge of substantially all assets at the subsidiary level, as well as by a pledge of the Company's share ownerships in the subsidiary. Accordingly, substantially all of each subsidiary's net assets are restricted.

The Company has a tax sharing agreement with its subsidiaries, under which income tax liabilities at each subsidiary are determined on a stand-alone basis, with amounts payable to Security Capital as the consolidated taxpayer. With respect to Pumpkin's, Primrose's and WC and subsidiaries' term loan and bank credit arrangements, any amounts remitted to Security Capital in excess of amounts approved by the lenders are required to be set aside, and are pledged to the lenders as additional collateral for the borrowings at such subsidiaries. At December 31, 2003, no such amounts were set aside and pledged as collateral under such arrangements.

On February 28, 2002, WC Holdings fully prepaid its $6,000 subordinated debt with Bank One Mezzanine which carried a 20% per annum interest rate and was due to be repaid in a balloon payment in December 2005. In addition to the principal amount, WC Holdings also was required to pay $431 in prepayment penalties (which is reflected in interest expense). Cash flows from operations and cash on hand at the beginning of the quarter were sufficient to prepay this note and penalties without utilizing the Bank One revolving line of credit. WC Holdings' senior term debt with Bank One was amended to allow prepayment of the subordinated debt prior to repayment of the senior term debt and to concurrently increase the revolving facility from $4,500 to $5,000 effective February 28, 2002.

In February 2003, pursuant to an amendment to its existing loan agreement with Bank One N.A. which was executed in late December 2002 but not funded until February 2003, WC Holdings raised an additional $1,000 in term debt. This $1,000 related to the October 1, 2002 Barron Risk Management, Inc. acquisition which had been funded by the Bank One revolving facility at that time. This $1,000 term debt was added to the term indebtedness already existing, and the maximum availability under the revolving facility was left unchanged from the existing $7,000 line of credit. This additional amount of $1,000 term indebtedness carries an interest rate of prime minus ½% or Eurodollar plus 2¼%. Principal payments of this additional $1,000 of term debt are in accordance with the existing amortizing term debt—payable in monthly installments through January 2005. During the second quarter of 2003, an interest refund of $233 for prior and current periods' overcharge of interest expense by the lender on the WC Holdings senior term debt was received and recorded as a reduction in interest expense.

The total amount of funds necessary to purchase Octagon Risk Services, Inc. in October 2003 (see Note 3) was provided by Bank One, N.A. pursuant to an Amended and Restated Loan Agreement which combined CMI's existing term loan with a new borrowing of $18,000 related to the Octagon purchase. As part of the Amended and Restated Loan Agreement, an interim term loan was provided to finance the remaining purchase price until the investments acquired from Octagon could efficiently liquidated. This interim loan was repaid in full in October 2003.

The Company refinanced its debt at Primrose on April 5, 2002. The terms of the new debt are as follows: a $3,200 term loan repayable at $624 per quarter beginning July 15, 2002 bearing interest at the prime rate plus 2.0%, an additional $4,000 of non-amortizing term debt with a balloon payment due in September 2003 bearing interest at the Eurodollar rate plus 1.0% and a revolving facility of $1,000 (of which $681 was drawn at closing) bearing interest at the Eurodollar rate plus 3.0% or the prime rate plus 0.5%, expiring in September 2003. To secure this debt, Primrose has pledged all of its assets, Primrose Holdings and the Company have guaranteed the debt and the Chairman of the Company issued a personal guarantee for $4,000, for which he received a guarantee fee of 8% per annum of the declining average quarterly balance of his guarantee during 2002. Primrose agreed to reimburse the Chairman for any amount paid by him on this guarantee. As security for Primrose's reimbursement obligation, Primrose granted the Chairman a subordinated interest in Primrose's assets. In addition, the Company agreed to reimburse the Chairman for any amount paid by him on his guarantee in the event Primrose failed to reimburse him and agreed to set aside funds in a designated reserve bank account. On December 31, 2002, the Chairman's guarantee and the reserve account requirements were removed as discussed below. On December 31, 2003, the Company's guarantee was also removed as discussed below.

In the second quarter of 2002, the Company recorded a net gain on the early extinguishment of debt associated with this Primrose refinancing of $808 relating to the repurchase of warrants, net of the write-off of original issue discount and deferred financing costs associated with the original debt. This net gain is included in the following component lines of the Consolidated Statements of Income: $1,554 of gain on repurchasing bank warrants in other income, $860 of expense for the write-off of the original issue discount and deferred financing costs associated with the original debt in interest expense, and $114 of tax benefit in tax expense.

On December 31, 2002, the terms of the Primrose note dated April 5, 2002 were amended as follows: The due date is now December 31, 2004. Principal payments on the entire term debt consist of four quarterly payments during 2003 of $600 and four quarterly payments during 2004 of $732 with the remaining balance due and payable on December 31, 2004. Interest is payable quarterly. The term debt bears interest at the Eurodollar rate plus 3.00% or the prime rate plus 0.50% (approximately 4.38% for December 2002). The applicable rate for the revolving portion of the agreement bears interest at the Eurodollar rate plus 2.75% or at the prime rate. The individual guarantee by the Chairman of Security Capital was terminated as of December 31, 2002.

On December 31, 2003, the terms of the Primrose note dated April 5, 2002 were further amended as follows: The applicable rate for the term debt is changed to the Eurodollar rate plus 2.5% or prime plus 0.5% (approximately 3.65% for December 2003), the applicable rate for the revolving portion of the agreement bears interest at the Eurodollar rate plus 2.0% or at the prime rate, the expiration of the revolving facility was changed to December 31, 2004 and the Company's guarantee was removed.

The Company is not in compliance with its EBITDA covenant at Pumpkin. Management expects to be in compliance with the covenants on all debt in the foreseeable future except for Pumpkin's EBITDA covenant. Management believes it has the ability to refinance the Pumpkin debt in the near future. Borrowings under the bank credit agreements are secured by a pledge of substantially all of the Company's assets as well as a pledge of the Company's share ownerships in the subsidiaries.

To manage interest rate risk, the Company entered into an interest rate swap on December 20, 2000 that effectively fixes the interest payments of a portion of its floating rate debt. This derivative instrument is not designated as a hedge for financial accounting purposes. The fair market value is therefore recorded in other long-term obligations, and the change in fair value is recognized in the consolidated statements of income in other income (expense).

As of December 31, 2003 and 2002, the unrealized derivative loss was $662 and $907, respectively, which were determined by quoted market prices. The maturity date of the derivative instrument is December 22, 2005. At December 31, 2003 and 2002, the notional principal amount of this agreement was $8,500.

Through May 2003, WC leased computer equipment under an agreement which was classified as a capital lease. At December 31, 2003 and 2002, property and equipment included the equipment under the lease with a carrying value of $0 and $68, respectively. The amortization of the cost of the equipment is included in depreciation expense.

9. Redeemable Convertible Preferred Stock

The Company has issued and outstanding 500,000 shares of zero coupon, redeemable convertible preferred stock that have a stated redemption value of $10 per share. Such preferred shares are convertible into Class A common stock on a 1:1 basis. The preferred shares are redeemable at the option of the shareholder at the greater of liquidation value in the event of a liquidation or upon the earlier of (1) the date Primrose's earnings before interest, income taxes, depreciation and amortization EBITDA as defined, exceeds $8,500 on a latest twelve month basis on or after April, 2002, (2) on April 6, 2004 at a ratio of actual EBITDA (as defined) for the most recently completed fiscal year over $8,500 multiplied by $5,000 or (3) on April 6, 2006. EBITDA for Primrose was $4,566 for the year ended December 31, 2003. The 500,000 shares have a liquidation preference of $10 per share paid before the common shareholders in the event of a liquidation or change of control.

The Company has 2,500,000 shares of authorized preferred shares, $.01 par value, of which 2,000,000 shares remained available for issuance at December 31, 2003 and 2002.

10. Stockholders' Equity

The authorized common stock of the Company consists of Common Stock and Class A Common Stock. The Class A Common Stock shares are identical in rights to the Common Stock shares, except that transfer of shares of the Class A Common stock is prohibited to a person who is, or would thereby become, a holder of 4.75% or more of the fair market value of the common stock and the Class A common stock.

The Company has entered into various financing arrangements at the subsidiary level that may limit the ability to pay dividends to the parent company, thus limiting the parent company's ability to pay dividends to its shareholders.

During 2001, the Company acquired 7,722 shares of Class A Common Stock when a director who resigned for personal reasons decided to exercise his vested stock options utilizing 7,722 of his previously-owned shares in lieu of cash to pay the option price due to the Company with regard to the 16,000 options he was exercising.

Pursuant to the provisions of the 2000 Long-Term Incentive Plan (which allows for the grant of up to 966,000 shares), on July 13, 2000, the Company granted options to acquire 549,000 shares of its Class A common stock at the then market value, which was $6.125 per share. Of the 549,000 options granted, 48,000 vest over a two-year period with one-third vesting immediately upon grant and the remaining two-thirds vesting equally on each of the first and second anniversaries of the grant, while the remaining 501,000 vest over a five-year period in equal 20% amounts beginning on the first anniversary of the grant and annually thereafter. Additional grants, also pursuant to the provisions of the 2000 Long-Term Incentive Plan, were made during the year ended December 31, 2001 as follows: On May 16, 2001, the Company granted options to acquire 24,000 shares of its Class A common stock at an exercise price per share equal to market value, which was $10.31. These 24,000 options vest over a two-year period with one-third vesting immediately upon grant and the remaining two-thirds vesting equally on each of the first and second anniversaries of the grant. On July 19, 2001, the Company granted options to acquire 237,000 shares of its Class A common stock at an exercise price per share equal to market value, which was $10.85. These 237,000 options granted vest over a five-year period in equal 20% amounts beginning on the first anniversary of the grant and annually thereafter. On September 7, 2001, the Company granted options to acquire 24,000 shares of its Class A common stock at an exercise price per share equal to market value, which was $12.69. These 24,000 options vest over a two-year period with one-third vesting immediately upon grant and the remaining two-thirds vesting equally on each of the first and second anniversaries of the grant. On February 1, 2002, the Company granted options to a director to acquire 24,000 shares of its Class A common stock at an exercise price per share equal to market value, which was $9.65. These 24,000 options vest over a two-year period, with one-third vesting immediately upon grant and the remaining two-thirds vesting equally on each of the first and second anniversaries of the grant. On June 10, 2003, the Company granted options to an executive officer to acquire 15,000 shares of its Class A common stock at an exercise price per share equal to market value at date of grant, which was $8.00. These 15,000 options vest over a five-year period in equal 20% amounts beginning on the first anniversary of the grant and annually thereafter. Subject to termination of the grantee's employment or directorship, all options expire 10 years from the date of grant and are not transferable other than on death. For all grants, the Company, not the holder, has the right to settle the options in cash.

As mentioned above, pursuant to the provisions of the 2000 Long-Term Incentive Plan, a director who resigned for personal reasons decided to exercise 16,000 vested options to purchase the Company's Class A common stock in October 2001. This resulted in a net increase in shares of Class A common stock outstanding of 8,278 when he used 7,722 previously-owned shares in lieu of cash to pay the option price due to the Company. These options would have otherwise expired 90 days after the August 17th termination of his directorship (November 15, 2001). The remaining 8,000 options held by this former director were not vested and were cancelled on August 17, 2001 pursuant to the provisions of his stock option grant certificate as issued under the 2000 Long-Term Incentive Plan.

11. Minority Ownership

The owners of the minority interests in WC (20.0%) and Primrose (1.5%) have entered into agreements with the Company providing for restrictions on the transfer of such shares, and other related share restrictions.

On April 3, 2001, the Company exercised its call provision relating to common shares of Primrose owned by a then resigning officer. The Company repurchased 100 shares, or 0.3%, of Primrose from this officer for $50 per share, increasing its direct ownership to 98.5%. The amount paid by Primrose for these shares was reflected as additional cost of the acquisition of Primrose.

12. Subsidiary Options and Warrants

WC Holdings—Options to acquire 1,281 shares of common stock of WC, an 80%-owned subsidiary of WC Holdings, at approximately $694 per share, the fair value at the date of the grant, were granted to subsidiary employees during the first quarter of 2001. 721 of these options vest over a three-year period, 200 options vest over a five-year period and one grant of 360 options vests over an eight-year period but is subject to certain acceleration provisions. Options to acquire 100 shares of WC at approximately $1,626 per share, the fair value at the date of grant as determined by the Board of Directors, were granted during the first quarter of 2002. These options vest over an eight-year period, but are subject to certain acceleration provisions. The options may be settled in either WC stock or in Security Capital stock, or the Company, but not the holders, has the right to settle the options in cash. If all such outstanding options had been vested and exercised at December 31, 2003, the Company's ownership share of WC would have been 73%. It is currently 80%.

Primrose—Options to acquire 2,311 common shares of Primrose at $500 per share (market value at date of grant as determined by the Board of Directors) were issued in 1999 and expire in 2009. On June 18, 2001 and September 30, 2001, Primrose cancelled 346.67 and 288.89 options, respectively, held by two former officers of Primrose. The options vest 20% per year beginning on the first anniversary of the grant. Options to acquire a total of 525 shares of Primrose at $701.51 per share (market value at date of grant) were issued on January 1, 2003 to three subsidiary employees. Options to acquire a total of 60 shares of Primrose at $701.51 per share (market value at date of grant) were issued on April 8, 2003 to three subsidiary employees. All of these 2003 option grants vest over a three-year period with 40% being immediately exercisable on the date of grant and an additional 20% per year vesting on each of the three successive anniversary dates of the grant. Of the 2,260.56 options outstanding at December 31, 2003, 1,574.45 options are fully vested. The options may be settled in either Primrose stock or in Security Capital stock, or the Company, but not the holders, has the right to settle the options in cash. If all such outstanding options had been exercised for Primrose shares at December 31, 2003, the Company's ownership share of Primrose would have been 90.6%. It is currently 98.5%.

Pumpkin—Options to acquire a total of 39 Class A common shares of Pumpkin at $1,754 per share (fair value at date of grant) were issued in 1997 and 1998. Of these options, nine were settled for cash at their existing liability value of $82,000 on June 7, 2001 and three were settled for cash at their existing liability value of $17,000 on June 25, 2001 when the holders exercised their rights to settle the options for cash. The remaining 27 options are fully vested and expire in 2007 and 2008. On July 1, 2001, Pumpkin granted options to acquire 27 shares of Pumpkin at the fair market value on the date of the grant, which was $9,111 per share. All 54 outstanding options may be settled in either Pumpkin stock or in Security Capital stock, or the Company, but not the holders, have the right to settle the options in cash, all at the earlier of: (1) June 27, 2003 (2) repayment in full of the acquisition note and any related interest or (3) any time after average EBITDA of Pumpkin exceeds $2,500 for a four consecutive fiscal year period commencing in 1997. If all such outstanding options had been exercised for Pumpkin shares at December 31, 2003, the Company's ownership share of Pumpkin would have been 94.06%. It is currently 100%.

The charges to net income for the subsidiary options discussed above under SFAS 123 using minimal value assumptions would be $229, $117 and $108, for the years ended December 31, 2003, 2002 and 2001, respectively.

Concurrent with the refinancing of Primrose's debt on April 5, 2002, the Company repurchased warrants formerly held by a lender to acquire shares of Primrose and recognized a gain on this repurchase of $1,554. Warrant income (expense), classified as other income (expense) was $0, $1,334 and $(147) for the years ended December 31, 2003, 2002 and 2001, respectively (see Note 15). The warrant income for the year ended December 31, 2002 included the income recognized on the Primrose warrant repurchase. There were no warrants outstanding as of December 31, 2003 or December 31, 2002.

13. Employee Benefit Plans

The Company sponsors defined contribution 401(k) plans at each of its subsidiaries in which qualifying employees of the Company may participate. Employees must be 21 years of age to participate. Under these plans, some of which provide for Company matching contributions, participants may elect to make pre-tax contributions of up to 15% of their eligible earnings. The Company's matching contributions were $750, $565 and $424 for the years ended December 31, 2003, 2002 and 2001, respectively.

14. Long-term Incentive Plan

Options to purchase Class A common stock of Security Capital granted under the 2000 Long-Term Incentive Plan are exercisable at the market price at the date of grant and, subject to termination of the grantee's employment or directorship, expire 10 years from the date of grant and are not transferable other than upon death.

A summary of the Company's stock option activity and related information for the years ended December 31, 2003, 2002 and 2001 is as follows:

	2003		2002		2001	
	Options (000's)	Weighted Average Exercise Price	Options (000's)	Weighted Average Exercise Price	Options (000's)	Weighted Average Exercise Price
Outstanding at the beginning of the year	834	$7.880	810	$7.826	549	$ 6.125
Granted	15	8.000	24	9.650	285	10.959
Exercised	—	—	—	—	(16)	6.125
Forfeited	—	—	—	—	(8)	6.125
Outstanding at the end of the year	849	$7.881	834	$7.880	810	$ 7.826
Exercisable at the end of the year	484	$7.702	312	$7.485	132	$ 6.777
Weighted-average fair value of options granted during the year	3.20		4.32		6.09	

OPTIONS OUTSTANDING

Range of Exercise Prices	Number of Options Outstanding at December 31, 2003	Weighted-Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options Exercisable at December 31, 2003
$6.125	525	6.5	$ 6.125	325
$10.31 to $12.69	285	7.5	$10.959	143
$9.65	24	8.0	$ 9.650	16
$8.00	15	9.5	$ 8.000	—
	849			484

Pro forma Summary Information

Pro forma information regarding net income and earnings per share as required by SFAS 148 has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. See Note 2.

15. Other Income (Expense)

	YEARS ENDED DECEMBER 31,		
	2003	2002	2001
Interest income	$ 84	$ 79	$ 68
Warrant income (expense)	—	1,334	(147)
Unrealized gain (loss) on derivative	245	(378)	(529)
Gain on sale of Texas land, net of expenses	107	—	—
Loss on sale of marketable securities	(251)	—	—
Other income (expense)	—	(154)	(162)
Total	$ 185	$ 881	$(770)

As discussed in Note 8, the Company's subsidiary, Primrose, repurchased bank warrants during the second quarter of 2002 at less than the carrying value of the liability thereof, thereby generating $1,554 in warrant income which is reflected in the year ended December 31, 2002 amount above. This income was offset by $860 of expense for the write-off of the original issue discount and deferred financing costs associated with the refinancing that included the warrant repurchase, which was recorded in interest expense.

16. Income Taxes

The provision (benefit) for income taxes from continuing operations for the years ended December 31, 2003, 2002, and 2001 is as follows:

	2003	2002	2001
Current:			
Federal	$3,118	$ 3,331	$ (128)
State	1,069	675	164
	4,187	4,006	36
Deferred:			
Federal	396	272	1,475
State	110	(109)	330
	506	163	1,805
Income tax on income before income taxes, minority interests, discontinued operations and cumulative effect of change in accounting principle	$4,693	$ 4,169	$1,841
Deferred tax benefit on cumulative effect of change in accounting policy:			
Federal	$ —	$(1,935)	$ —
State	$ —	(485)	$ —
	$ —	$(2,420)	$ —

The items comprising the Company's net deferred tax assets are as follows at:

	DECEMBER 31, 2003	DECEMBER 31, 2002
Deferred tax assets (liabilities):		
Allowance for doubtful accounts and inventory differences	$1,394	$ 623
Net operating loss carry-forwards	3,333	1,054
Alternative minimum tax carryover	—	408
Accelerated depreciation and other	(402)	(1,533)
	4,325	552
Valuation allowance	—	—
Net deferred tax asset	$4,325	$ 552
Reconciliation to financial statements:		
Current deferred tax asset	$1,618	$ 1,035
Long-term deferred tax asset	2,707	—
Long-term deferred tax liability	—	(483)
Net deferred tax asset	$4,325	$ 552

The valuation allowance reduces the deferred tax assets to the amount that is more likely than not to be realized. Reconciliations of the income tax provision to income taxes based on the 34% federal statutory rate are as follows:

	2003	2002	2001
Federal income taxes based on 34% of pre-tax income from continuing operations before cumulative effect of change in accounting principle	$3,794	$3,645	$ 951
State income taxes, net of federal benefit	765	396	273
Other	134	128	617
Income tax provision reflected as income tax expense	$4,693	$4,169	$1,841

17. Earnings Per Common Share

Diluted earnings per share reflect per share amounts that would have resulted if dilutive common stock equivalents had been converted to common stock. The following reconciles amounts reported in the consolidated financial statements. The calculations shown for 2002 and 2001 have been restated to give effect to the reclassification of discontinued operations from continuing operations:

	2003	2002	2001
Diluted earnings:			
Income available to common stockholders	$2,926	$ 3,393	$ 2,483
Eliminate preferred stock accretion	—	401	—
Subsidiary stock options	(395)	(407)	(123)
Diluted earnings after cumulative effect of a change in accounting principle	2,531	3,387	2,360
Eliminate cumulative effect of a change in accounting principle (net of income tax benefit of $2,420)	—	3,402	—
Diluted earnings before cumulative effect of a change in accounting principle	2,531	6,789	2,360
Eliminate discontinued operations	1,969	(2,073)	(2,157)
Add preferred stock accretion	—	(401)	—
Eliminate discontinued operations subsidiary stock options	40	72	51
Diluted earnings from continuing operations	$4,540	$ 4,387	$ 254
Diluted weighted average shares outstanding:Common stock	6,451	6,451	6,444
Preferred stock (anti-dilutive in 2002 for EPS from continuing operations only)	—	500	—
Security Capital stock options	85	182	204
Diluted weighted average shares outstanding	6,536	7,133	6,648
Diluted earnings per common share from continuing operations	$ 0.69	$ 0.66	$ 0.04
Diluted earnings per common share before cumulative effect of a change in accounting principle	$ 0.38	$ 0.95	$ 0.35
Diluted earnings per common share after cumulative effect of a change in accounting principle	$ 0.38	$ 0.47	$ 0.35

For the years ended December 31, 2003 and 2001 and for EPS from continuing operations only for the year ended December 31, 2002, 500,000 shares of zero coupon redeemable convertible preferred stock, which were convertible into 500,000 common shares, were excluded from the computation of diluted earnings per share EPS because their inclusion as converted had an anti-dilutive effect on EPS. In addition, certain subsidiary options were excluded from the computation of diluted EPS for the year ended December 31, 2001 because their inclusion would have had an anti-dilutive effect on consolidated EPS. For the year ended December 31, 2003, Security Capital options to purchase 324,000 shares of Class A common stock at exercise prices ranging from $8.00 to $12.69 were not included in the computation of dilutive EPS because the options' exercise prices were greater than the average market price of the Class A common stock. For the year ended December 31, 2002, Security Capital options to purchase 309,000 shares of Class A common stock at exercise prices ranging from $9.65 to $12.69 were not included in the computation of dilutive EPS because the options' exercise prices were greater than the average market price of the Class A common stock. For the year ended December 31, 2001, options to purchase 285,000 shares of Class A common stock at exercise prices ranging from $10.31 to $12.69 were not included in the computation of dilutive EPS because the options' exercise price was greater than the average market price of the Class A common stock.

18. Related Party Transactions

The Company has an agreement with Capital Partners, Inc. ("CPI"), a shareholder of the Company. CPI and its affiliates and principals owned 83% of the Company's common shares at both December 31, 2003 and 2002. Under the agreement, CPI provides certain advisory services and management services related to investments, general administration, corporate development, strategic planning, stockholder relations, financial matters and general business policy. For all periods up to and including December 31, 2002, fees paid by the Company to CPI were based upon the greater of either a fixed dollar amount or 5% of earnings before income taxes, depreciation and amortization, as defined. The minimum annual fixed dollar amount was $1,085 for all years following the acquisition by the Company of WC Holdings, Inc. on December 20, 2000.

Effective January 1, 2003, the original agreement was terminated, and a new agreement was entered into whereby the Company now is required to pay CPI compensation at the rate of $1,250 per annum, subject to adjustment upon the occurrence of any material unforeseen event, and which agreement would be terminable by either CPI or the Company as of any December 31 upon not less that 60 days' prior written notice to the other. Under the agreement, CPI provides to the Company certain advisory services and management services related to investments, general administration, corporate development, strategic planning, stockholder relations, financial matters and general business policy. The advisory fees calculated under the terms of the original agreement and under the terms of the new agreement for the respective periods to which each apply are considered by management to be reasonable estimates of the salaries and other costs paid or incurred by CPI and allocable to the advisory services and management services to be provided by CPI to the Company. In addition, the Company has agreed to pay fees to CPI for acquisition opportunities presented to the Company by CPI at usual and customary rates for investment banking fees for transactions of similar size and complexity. CPI is under no obligation to present to the Company any or all acquisition candidates of which it becomes aware. Furthermore, the Company is under no obligation to utilize CPI for investment banking services. On November 4, 2003, the agreement was amended to increase the CPI compensation rate to $1,400 per annum effective retroactively for the 2003 calendar year and to further pay a $150 one-time investment banking fee to CPI in compensation for the services it performed in consummating the Octagon acquisition. The amendment also increased the CPI compensation rate to $1,550 per annum effective January 1, 2004, which will be reduced by rent expense paid for directly by the Company. The Audit Committee of the Board of the Company approved this agreement and its amendment. Fees incurred by the Company to CPI were $1,550, $1,273 and $1,191 in the years ended December 31, 2003, 2002 and 2001, respectively, and is included in selling, general, and administrative expenses in the Consolidated Statements of Income, except for the investment banking fee amount of $150 in 2003 which has been capitalized as part of the Octagon acquisition costs. Amounts due to CPI were $293 and $39 at December 31, 2003 and 2002. respectively. Fees paid to CPI are generally subordinate to the rights of the lenders to the Company.

As discussed in Note 8, in connection with the April 2002 refinancing of the debt of the Company's subsidiary, Primrose, the Chairman of the Company issued a personal guarantee for $4,000, for which he received a guarantee fee of 8% per annum of the declining average quarterly balance of his guarantee. Primrose agreed to reimburse the Chairman for any amount paid by him on this guarantee. As security for Primrose's reimbursement obligation, Primrose granted the Chairman a subordinated interest in Primrose's assets. In addition, the Company agreed to reimburse the Chairman for any amount paid by him on his guarantee in the event Primrose failed to reimburse him. To relieve the Chairman of his personal guarantee and to reduce the fee paid to the Chairman, the Company set aside funds in a designated reserve bank account. On December 31, 2002, this guarantee was cancelled pursuant to the amendment to the refinancing agreement discussed in Note 8. Fees incurred by the Company to the

Chairman were $170 for the year ended December 31, 2002 and are included in interest expense in the Consolidated Statements of Income. No amounts were due to the Chairman at December 31, 2002.

A director who joined the Board during 2001 was a senior counsel, from October 2001 until August 2002 and a partner prior to October 2001, in a law firm which the Company engages on a regular basis to perform legal services. Total amounts paid to the law firm were $219, $198 and $111 for the years ended December 31, 2003, 2002 and 2001, respectively. Subsequent to December 31, 2003, that director has also been engaged directly by the Company to perform legal services.

Certain office and school space with leases expiring in April 2003, was rented by Primrose from Security Capital's redeemable preferred stockholder for which the rental expense was $56 for 2003. Total rent expense reported in Note 19 below includes amounts paid by Primrose to related parties of $36, $152 and $177 in 2003, 2002 and 2001, respectively.

19. Commitments and Contingencies

The Company rents showrooms, office space and certain equipment under operating lease agreements. The Company through its subsidiary, WC Holdings, Inc., leases a 70,000 square foot office building in Dublin, Ohio that is used as this subsidiary's principal office facilities. The lease for the building is for a term of 15 years, which began in 1997, provides for annual rent payments and requires the Company to pay all operating expenses for the building. The lease also provides for three renewal options of five years each, an option to purchase the building between the fourth and fifth years of the lease term at a price determined under a formula based on the rentable and unimproved square footage of the building, and a right of first offer to purchase the building before the landlord enters into a contract to sell the building to a third party. The lease restricts WC Holdings' subsidiary, CompManagement, Inc., from paying a dividend, or otherwise distributing funds or assets outside the ordinary course of business to WC, Inc. or another affiliate unless CompManagement, Inc. meets certain tangible net worth requirements. CompManagement also leases office space in other locations within Ohio, as well as California, Georgia, Illinois, Maryland, Michigan, North Carolina, Pennsylvania, South Carolina, Texas, Virginia, Washington and West Virginia. These spaces are used as regional offices and service centers for its operations. The Company also has operating leases at other subsidiaries which contain renewal options and escalation clauses.

Primrose entered into two lease agreements with a third party to lease a facility to be operated as an educuational childcare facility by a subsidiary of the Company and a facility to operate as the Primrose corporate offices. The childcare facility lease has a minimum term of 10 years with an option to purchase after year three and until the fifth anniversary of the agreement. The office lease has a minumim term of five years and an option to purchase after year five and until the seventh anniversary of the agreement. The childcare facility lease commenced on January 10, 2003. The corporate office lease commenced on June 11, 2003.

The Company entered into a lease for corporate holding company office space in November 2003 with rental payments to commence on March 1, 2004. The lease for the building is for a term of seven years and four months, provides for annual rent payments and requires the Company to pay all operating expenses for its prorata share of the building. The lease also provides for one renewal option for a period of five years.

Future minimum rental commitments at December 31, 2003 for each of the following years are as follows:

2004	$ 6,366
2005	5,888
2006	5,524
2007	5,014
2008	3,282
After 2008	3,261
Total	$29,335

The Company had rent expense of $4,100, $4,041 and $3,670 for 2003, 2002 and 2001, respectively.

The purchase agreement for the Company's 1997 acquisition of Pumpkin provided for additional payments contingent upon Pumpkin's future EBITDA as defined. Under the terms of this agreement during each of the years ended December 31, 2003, 2002 and 2001, Pumpkin made additional payments of $160 each and has recorded an amount of $1,812 included in short-term debt at December 31, 2003 and in long-term debt at December 31, 2002, which is payable in 2004.

The Company has a purchase commitment of $1,350 for office furniture and leasehold improvements that will be incurred in 2004.

Contingencies

The Company is party to several legal actions arising in the ordinary course of its business. In management's opinion, the Company has adequate legal defenses to these actions, such that the resolution of such matters will not have a material adverse effect on the financial position or future operating results of the Company.

The Company's subsidiary, CompManagement, Inc., is party to a lawsuit brought by the Cleveland Bar Association which alleges that certain practices by this subsidiary and its hearing representatives in Ohio constitute the unauthorized practice of law. This matter will be resolved by the Ohio Board of Commissioners on the Unauthorized Practice of Law and by the Supreme Court of Ohio. CompManagement, Inc. believes that its practices do not differ from any other Ohio workers' compensation third party administrator and do not constitute the practice of law. The Company believes that the ultimate outcome of this action will not have a material adverse effect on the financial position or future operating results of the Company.

The Company's former subsidiary, Possible Dreams, is in Chapter 11 proceedings. Although the Company has no involvement in the proceedings and did not guarantee any of the liabilities of Possible Dreams, there are certain receivables that the Company has from Possible Dreams which may ultimately be settled for less than their full value. The Company believes that it has provided adequate reserves against these receivables to provide for any such reduced settlement. The Company also has a potential liability for an outstanding severance claim which it has agreed to pay in an amount equal to any portion not fully paid by the estate of Possible Dreams in its Chapter 11 liquidation settlement of such claim and has reserved for its possible outcome in current liabilities on the Consolidated Balance Sheet at December 31, 2003. The Company believes that the ultimate outcome of these proceedings will not have a material adverse effect on the financial position or future operating results of the Company.

20. Goodwill and Other Intangible Assets

The Company ceased amortization of goodwill effective January 1, 2002 upon its adoption of SFAS 142. Amortization expense of goodwill included in the results shown for the year ended December 31, 2001 was $2,433.

The following table discloses what the effects of the non-amortization of goodwill would be for income and per share amounts for the periods displayed:

	Years Ended December 31,		
	2003	2002	2001
	(in thousands, except per share amounts)		
As reported:			
Net income	$3,383	$3,794	$2,835
Less: preferred stock accretion	(457)	(401)	(352)
Income available to common stockholders	$2,926	$3,393	$2,483
Adjustment from non-amortization:			
Net income (net of income tax of $(531) in 2001 and of minority interest of $(285) in 2001)	$ —	$ —	$1,617
As adjusted:			
Net income	$3,383	$3,794	$4,452
Less: preferred stock accretion	(457)	(401)	(352)
Income available to common Stockholders	$2,926	$3,393	$4,100
Before cumulative effect of change in accounting principle:			
Basic earnings per share	$ 0.45	$ 1.05	$ 0.71
Diluted earnings per share	$ 0.38	$ 0.95	$ 0.66
After cumulative effect of change in accounting principle:			
Basic earnings per share	$ 0.45	$ 0.53	$ 0.71
Diluted earnings per share	$ 0.38	$ 0.47	$ 0.66

The following tables display the details of other intangible assets and franchise agreements as of the dates shown:

	December 31, 2003		December 31, 2002	
	Gross Assets	Accumulated Amortization	Gross Assets	Accumulated Amortization
Intangible assets subject to amortization:				
Franchise agreements	$ 8,750	$1,970	$ 8,750	$1,553
Patents	76	26	68	20
Deferred financing costs	1,215	643	1,212	387
Curriculum	313	122	264	93
Health care provider costing lists	6,678	429	1,153	69
Total	$17,032	$3,190	$11,447	$2,122

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
Total amortization expense on above intangible assets	$1,068	$ 861	$642

	2004	2005	2006	2007	2008
Estimated aggregate amortization expense by year for future years	$1,068	$1,068	$1,068	$1,068	$1,068

	December 31, 2003	December 31, 2002
Intangible assets not subject to amortization (goodwill):		
Employer cost containment and health services	$42,454	$32,470
Educational services	16,830	16,830
Total goodwill	$59,284	$49,300

21. Segment Disclosure

After giving effect to the discontinuation of the seasonal products segment, the Company has two reportable segments. The employer cost containment and health services segment consists of WC Holdings, Inc. which, through its subsidiary WC, provides services to corporations and their employees primarily relating to industrial health and safety, industrial medical care and workers' compensation insurance. The educational services segment consists of Primrose. This segment's activities are in the franchising of educational child care centers, with related activities in real estate consulting and site selection services. Management evaluates performance of its segments based upon segment income, defined for the purposes of the segment disclosures as earnings before interest, taxes, depreciation, amortization, minority interest expense, management fees, discontinued operations, cumulative effect of change in accounting principle and certain items. Segment income (as defined) is used to evaluate performance because the Company believes this segment income (as defined) is a financial indicator of value and ability to incur and service debt and, adjusted for capital expenditures, is a simple measure of the Company's ability to generate operating cash flow. It is also one method by which we evaluate and value potential acquisition candidates and by which we value our current subsidiaries. Segment income (as defined) is not a substitute for operating income or cash flows from operating activities determined in accordance with accounting principles generally accepted in the United States. The accounting policies of the segments are the same as those described in Note 1. There are no inter-segment sales.

	YEARS ENDED DECEMBER 31,		
	2003	2002	2001
Revenues from external customers:			
Employer cost containment and health services	$84,598	$64,460	$53,634
Educational services	9,834	8,243	7,652
Total revenues	$94,432	$72,703	$61,286
Segment income:			
Employer cost containment and health services	$13,042	$12,987	$10,850
Educational services	4,566	4,217	3,442
Total segment income	17,608	17,204	14,292
Reconciliation to income from continuing operations before cumulative effect of change in accounting principle:			
Amortization and depreciation	(2,441)	(2,267)	(4,970)
Interest expense	(1,565)	(3,633)	(4,162)
Income tax expense	(4,693)	(4,169)	(1,841)
Minority interest in income of consolidated subsidiaries	(1,107)	(1,040)	(278)
Corporate, management fee and other expenses	(2,635)	(1,853)	(1,593)
Other income (expense)	185	881	(770)
Income from continuing operations before cumulative effect of change in accounting principle	$ 5,352	$ 5,123	$ 678

	DECEMBER 31, 2003		DECEMBER 31, 2002	
	Total Assets	Long-lived Assets	Total Assets	Long-lived Assets
Segment assets:				
Employer cost containment and health services	$ 81,300	$60,871	$ 46,559	$38,399
Educational services	28,480	24,202	27,278	24,790
Total segment amounts	109,780	85,073	73,837	63,189
Corporate and other	1,889	(4,600)	1,930	(824)
Discontinued operations	11,469	7,044	24,944	11,478
Total assets	$123,138	$87,517	$100,711	$73,843

Of the total $1,687 in 2003 capital expenditures, $1,436 related to the employer cost containment and health services segment and was primarily for computer system upgrades throughout all of this segment's locations. Essentially all of the total $1,807 in 2002 capital expenditures, related to employer cost containment and health services segment and was primarily for computer system upgrades throughout all of this segment's locations and capital additions to support its new City of Baltimore account and its operations which were acquired from Trigon Administrators operations in 2001.

Concentrations

WC Holdings and its subsidiaries earned 62% and 79% of their revenues in the state of Ohio during 2003 and 2002, respectively. During the fourth quarter of 2003, after WC Holdings' October 3, 2003 acquisition of Octagon Risk Services, Inc., WC Holdings and its subsidiaries' percentage of concentration of revenues earned in the state of Ohio dropped to 48%. The Company earned 32%, 44%, and 47% of its consolidated revenues from a single customer, the Ohio Bureau of Workers' Compensation ("OBWC"), in

2003, 2002 and 2001, respectively. The loss of the OBWC contract could have an adverse effect on WC's and the Company's future operating results and financial condition.

Approximately 51%, 45% and 43% of Pumpkin's gross sales during 2003, 2002 and 2001, respectively, were to its three largest customers. Pumpkin purchased approximately 63% of its supplies from three companies during 2003 and 53% and 47% of its supplies from two companies during 2002 and 2001, respectively. The loss of any of its three largest customers or any of its three largest suppliers could have an adverse effect on Pumpkin's future operating results and financial condition.

22. Subsequent Events

On January 14, 2004, the Company entered into a $30,000 senior subordinated debt financing. Pursuant to the financing, the Company issued a $30,000 senior subordinated promissory note, due September 30, 2008, to a mezzanine lender. The note bears interest at an initial rate equal to 10% per annum, subject to adjustment upwards to 16% per annum effective upon the earlier of September 30, 2004 or the occurrence of certain triggering events under the note. Loan costs of $710 were paid at funding and will be accounted for as a cost of the financing and amortized over the life of the debt.

At a meeting of the Board of Directors of Security Capital held on January 12, 2004, the Board approved the proposed senior subordinated debt financing and discussed various possible uses of the proceeds thereof. In view of the various possible uses of the proceeds of the financing discussed at the Board meeting, Brian D. Fitzgerald, the President, Chief Executive Officer and Chairman of the Board of Security Capital and the controlling person of the Company's majority stockholder, Capital Partners, Inc., suggested that the Board consider authorizing the formation of a Special Committee consisting of independent members of the Board. The Special Committee would be responsible for reviewing the use of proceeds of the senior subordinated debt financing, including possible strategic alternatives for the Company generally, some of which could involve a conflict of interest between the stockholders of the Company affiliated with Capital Partners, Inc. and the unaffiliated stockholders of the Company. The possible uses of proceeds and strategic alternatives discussed at the Board meeting included the following: (i) the purchase by the Company or one or more of its affiliates of some or all of the outstanding capital stock of the Company, either through open market or private purchases, a tender offer, a merger or other plan of recapitalization; (ii) an extraordinary dividend by the Company to provide liquidity to the Company's stockholders; (iii) the buyback of capital stock of one or more of the subsidiaries of the Company currently held by members of management of the subsidiaries; and/or (iv) the funding of future acquisitions. Mr. Fitzgerald also informed the Board that at this time Capital Partners, Inc. and its affiliates are not interested in selling their controlling equity interest in Security Capital and do not intend to vote in favor of any transaction that would cause them to sell such controlling interest or that would cause Security Capital to dispose of any of its core assets. Capital Partners, Inc. and its affiliates have not made any offer or proposal to the Company with respect to any possible transaction, but reserve the right to do so in the future.

Upon the closing of the senior subordinated debt financing on January 14, 2004, the Special Committee was formed.

On February 19, 2004, WC entered into an interest rate swap with a notional amount of $10,000. This new swap is in addition to the existing WC interest rate swap referenced in Note 8. The new swap effectively fixes the interest rate at 5.85% for a five-year period ending February 2009 and is intended to qualify as a cash flow hedge under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*.

In March 2004, the holder of the convertible redeemable preferred stock requested redemption of his shares at a value of $5 million on April 6, 2004. However, the Company believes the redemption value on such date is approximately $2.7 million.

Schedule I—Condensed Financial Information of Registrant

Security Capital Corporation (Parent Company)
Condensed Balance Sheets

	December 31, 2003	December 31, 2002
	(in thousands, except share and per share amounts)	
Assets		
Current assets:		
Cash and cash equivalents	$ 6,171	$ 2,729
Accounts receivable from subsidiaries	77	194
Deferred tax assets	29	29
Other current assets	34	682
Total current assets	6,311	3,634
Investments in subsidiaries	37,341	31,008
Notes receivable from subsidiaries	1,824	2,028
Deferred tax assets	—	2,402
Total assets	$ 45,476	$ 39,072
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable to subsidiaries	$ 28	$ 21
Accounts payable to Capital Partners, Inc.	293	39
Federal income tax payable	6,791	4,930
Accrued expenses and other liabilities	1,035	136
Total current liabilities	8,147	5,126
Total liabilities	8,147	5,126
Redeemable convertible preferred stock (redemption value at April 6, 2006—$5,000); $.01 par value, 2,500,000 shares authorized; 500,000 shares issued and outstanding	3,725	3,268
Stockholders' equity:		
Common stock, $.01 par value, 7,500 shares authorized, 380 shares issued and outstanding	—	—
Class A common stock, $.01 par value, 10,000,000 shares authorized, 6,458,309 shares issued, 6,450,587 shares outstanding	65	65
Additional paid-in capital	65,670	66,127
Accumulated deficit	(32,406)	(35,429)
Less: treasury stock, at cost, 7,722 shares	(85)	(85)
Total stockholders' equity	33,604	30,678
Total liabilities and stockholders' equity	$ 45,476	$ 39,072

The accompanying notes are an integral part of these condensed financial statements.

Security Capital Corporation (Parent Company)

Condensed Statements of Operations

	For the Year Ended December 31,		
	2003	2002	2001
	(in thousands)		
Income:			
Interest and dividends	$ 41	$ 21	$ 9
Interest income from subsidiaries	388	457	59
Management fee income from subsidiaries	1,226	1,123	1,041
Gain on sale of Texas land (net of expenses)	107	—	—
Amortization of negative goodwill	—	—	12
Total income	1,762	1,601	1,121
Expenses:			
Unallocated corporate administrative expense	1,235	580	401
Management fee expense to Capital Partners, Inc.	1,550	1,273	1,191
Guaranty fee expense	—	170	—
Total expenses	2,785	2,023	1,592
Loss before income taxes, equity in income (loss) of subsidiaries and cumulative effect of change in accounting principle	(1,023)	(422)	(471)
Income tax (expense) benefit	(2,151)	(362)	91
Equity in income (loss) of subsidiaries	6,557	1,998	3,215
Income from continuing operations	3,383	1,214	2,835
Gain on deconsolidation of a subsidiary	—	—	—
Income before cumulative effect of change in accounting principle	3,383	1,214	2,835
Cumulative effect of change in accounting principle	—	2,580	—
Net income	3,383	3,794	2,835
Less Preferred Stock accretion	(457)	(401)	(352)
Net income available to common stockholders	$ 2,926	$3,393	$2,483

The accompanying notes are an integral part of these condensed financial statements.

Security Capital Corporation (Parent Company)

Condensed Statements of Cash Flows

	For the Year Ended December 31,		
	2003	2002	2001
	(in thousands)		
Cash provided by operating activities	$3,335	$2,383	$243
Investing activities:			
Proceeds on sale of Texas land	107	—	—
Net cash used in investing activities	107	—	—
Financing activities:			
Purchase of treasury stock	—	—	(85)
Net cash used in financing activities	—	—	(85)
Increase in cash and cash equivalents	3,442	2,383	158
Cash and cash equivalents, beginning of period	2,729	346	188
Cash and cash equivalents, end of period	$6,171	$2,729	$346

The accompanying notes are an integral part of these condensed financial statements.

Security Capital Corporation (Parent Company)

Notes to Condensed Financial Statements

December 31, 2003

(1) Basis of Presentation

In the parent company's financial statements, the Company's investment in subsidiaries is stated at cost plus equity in undistributed earnings of the subsidiaries.

(2) Dividends from Subsidiaries

No dividends were received from subsidiaries in any period.

(3) Guarantees

Security Capital (the parent company) had guaranteed the debt of Primrose but this guarantee was removed at December 31, 2003 as discussed in Note 8 to the Consolidated Financial Statements contained in this Report on Form 10-K.

The Company has a potential liability for an outstanding severance claim which it has agreed to pay in an amount equal to any portion not fully paid by the estate of Possible Dreams in its Chapter 11 liquidation settlement of such claim and has accrued for its possible outcome in current liabilities on its consolidated balance sheet at December 31, 2003. The Company believes that the ultimate outcome of these proceedings will not have a material adverse effect on the financial position or operating results of the Company.

(4) Notes to Consolidated Financial Statements

See notes to the Consolidated Financial Statements for additional information.

(5) Other

Certain prior year amounts have been reclassified to conform to the current year presentation.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not Applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures as of the end of the period covered by this report were designed and were functioning effectively to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. The company believes that a controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all controls issues and instances of fraud, if any, within a company have been detected.

Change in Internal Control over Financial reporting No change in the Company's internal control over financial reporting occurred during the Company's most recent fiscal quarter has materially affected, or is reasonable likely to materially effect, the Company's internal control over financial reporting.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

The information required by Item 10 is incorporated by reference from the definitive proxy statement to be filed with the Securities and Exchange Commission by April 29, 2004 pursuant to Regulation 14A of the Securities and Exchange Act of 1934.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by Item 11 is incorporated by reference from the definitive proxy statement to be filed with the Securities and Exchange Commission by April 29, 2004 pursuant to Regulation 14A of the Securities and Exchange Act of 1934.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by Item 12 is incorporated by reference from the definitive proxy statement to be filed with the Securities and Exchange Commission by April 29, 2004 pursuant to Regulation 14A of the Securities and Exchange Act of 1934.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information required by Item 13 is incorporated by reference from the definitive proxy statement to be filed with the Securities and Exchange Commission by April 29, 2004 pursuant to Regulation 14A of the Securities and Exchange Act of 1934.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Item 14 is incorporated by reference from the definitive proxy statement to be filed with the Secutities and Exchange Commission by April 29, 2004 pursuant to Regulation 14A of the Securitiesand Exchange Act of 1934.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K.

(a) (1) Financial Statements and Financial Statement Schedules

and (2) See "Index to Consolidated Financial Statements" set forth in Item 8. of this Form 10-K.

(a) (3) Exhibits Required To Be Filed By Item 601 of Regulation S-K

The documents required to be filed as exhibits to this Form 10-K are listed below. Each management contract or compensatory plan or arrangement required to be filed as an exhibit to this Form 10-K pursuant to Item 15(c) of Form 10-K is marked with an asterisk.

EXHIBIT NO.		DESCRIPTION OF DOCUMENT
3.1	—	Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 2 to the Registrant's Form 8-K Current Report dated June 22, 1990), and amendment thereto (incorporated by reference to Exhibit 1 to the Registrant's Form 8-K Current Report dated February 23, 1994).
3.1A	—	Certificate of Amendment dated March 27, 1996 to Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1A to the Registrant's Form 10-K Annual Report for the fiscal year ended September 30, 1996).

EXHIBIT NO.		DESCRIPTION OF DOCUMENT
3.1B	—	Certificate of Amendment dated March 27, 1996 to Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1B to the Registrant's Form 10-K Annual Report for the fiscal year ended September 30, 1996).
3.2	—	By-laws of the Registrant (incorporated by reference to Exhibit 3 to the Registrant's Form 8-K Current Report dated June 22, 1990).
4.2	—	Reference is made to Exhibit 3.1.
10.7	—	Advisory Services Agreement dated as of April 27, 1990 and effective as of January 26, 1990, between Security Capital Corporation and Capital Partners, Inc. (incorporated by reference to Exhibit (10)(B) to the Registrant's Form 10-Q Quarterly Report for the period ended March 31, 1991).
10.20	—	Registration Rights Agreement and Amendment to Stock Purchase Agreement dated as of March 28, 1994 among the Registrant, CP Acquisition and FGS, Inc. (incorporated by reference to Exhibit 10.20 to the Registrant's Registration Statement on Form S-1 (Reg. No. 33-74680)).
10.23	—	Loan and Security Agreement dated as of December 31, 2001 (loan funds drawn on January 3, 2002) among Possible Dreams Ltd. and LaSalle Business Credit Inc. (incorporated by reference to Exhibit 10.23 to the Registrant's Form 10-K Annual Report dated December 31, 2001).
10.24	—	Subordinated Promissory Note dated May 17, 1996 in the amount of $2,128,000 from Possible Dreams to Possible Dreams, Ltd., a Massachusetts corporation (incorporated by reference to Exhibit 2 to the Registrant's Form 8-K Current Report dated May 17, 1996).
10.25	—	Corrective Amendment dated November 25, 1996 to Subordinated Promissory Note dated May 17, 1996 in the amount of $2,128,000 from Possible Dreams to Possible Dreams, Ltd., a Massachusetts corporation (incorporated by reference to Exhibit 10.25 to the Registrant's Form 10-K Annual Report for the fiscal year ended September 30, 1996).
10.26	—	Subordinated Promissory Note dated May 17, 1996 in the amount of $332,000 from Possible Dreams to Columbia National Corporation (incorporated by reference to Exhibit 3 to the Registrant's Form 8-K Current Report dated May 17, 1996).
10.27	—	Corrective Amendment dated November 25, 1996 to Subordinated Promissory Note dated May 17, 1996 in the amount of $332,000 from Possible Dreams to Columbia National Corporation (incorporated by reference to Exhibit 10.27 to the Registrant's Form 10-K Annual Report for the fiscal year ended September 30, 1996).
10.28	—	Credit Agreement dated as of May 17, 1996 among Possible Dreams, P.D. Holdings, Inc., a Delaware corporation ("Holdings"), the Lenders referred to therein and NationsCredit Commercial Corporation ("NationsCredit"), as Agent (incorporated by reference to Exhibit 4 to the Registrant's Form 8-K Current Report dated May 17, 1996).
10.29	—	Warrant dated May 17, 1996 from Possible Dreams to NationsCredit (incorporated by reference to Exhibit 5 to the Registrant's Form 8-K Current Report dated May 17, 1996).

EXHIBIT NO.	DESCRIPTION OF DOCUMENT
10.30	— Warrantholders Rights Agreement dated as of May 17, 1996 among Possible Dreams, Holdings, Security Capital Corporation ("Security Capital"), Warren Stanley and Arnold Lee and NationsCredit (incorporated by reference to Exhibit 6 to the Registrant's Form 8-K Current Report dated May 17, 1996).
10.31	— Security Capital Pledge and Guarantee Agreement dated as of May 17, 1996 between Security Capital and NationsCredit, as Agent (incorporated by reference to Exhibit 7 to the Registrant's Form 8-K Current Report dated May 17, 1996).
10.32	— Holdings Pledge Agreement dated as of May 17, 1996 among Holdings and NationsCredit, as Agent (incorporated by reference to Exhibit 8 to the Registrant's Form 8-K Current Report dated May 17, 1996).
10.33	— Investors Subordination Agreement dated as of May 17, 1996 among Possible Dreams, the Subordinated Obligations Holders (as defined therein) and NationsCredit, as Agent (incorporated by reference to Exhibit 9 to the Registrant's Form 8-K Current Report dated May 17, 1996).
10.34	— Sellers Subordination Agreement dated as of May 17, 1996 among Possible Dreams, the Subordinated Obligations Holders (as defined therein) and NationsCredit, as Agent (incorporated by reference to Exhibit 10 to the Registrant's Form 8-K Current Report dated May 17, 1996).
10.38	— First Amendment to Advisory Services Agreement dated as of May 17, 1996 by and between Security Capital and Capital Partners, Inc. (incorporated by reference to Exhibit 14 to the Registrant's Form 8-K Current Report dated May 17, 1996).
10.39	— Consolidated Income Tax Sharing Agreement dated as of May 17, 1996 among Possible Dreams, Holdings and Security Capital (incorporated by reference to Exhibit 15 to the Registrant's Form 8-K Current Report dated May 17, 1996).
10.40	— Asset Purchase Agreement dated as of June 27, 1997 by and among Pumpkin, Ltd. d/b/a Pumpkin Masters, Inc., a Colorado corporation (the "Seller"), Pumpkin Ltd., a Delaware corporation ("Pumpkin"), Pumpkin Masters Holdings, Inc., a Delaware corporation ("Pumpkin Holdings"), and the Registrant (incorporated by reference to Exhibit 1©(1) to the Registrant's Form 8-K Current Report dated June 27, 1997).
10.41	— Credit Agreement dated as of June 27, 1997 among Pumpkin, Pumpkin Holdings, the Lenders referred to therein and NationsCredit Commercial Corporation ("NationsCredit"), as Agent (incorporated by reference to Exhibit 1(c)(2) to the Registrant's Form 8-K Current Report dated June 27, 1997).
10.42	— Warrant dated June 27, 1997 from Pumpkin to NationsCredit (incorporated by reference to Exhibit 1(c)(3) to the Registrant's Form 8-K Current Report dated June 27, 1997).
10.43	— Warrantholders Rights Agreement dated as of June 27, 1997 among Pumpkin, Pumpkin Holdings, the Registrant, Seller and NationsCredit (incorporated by reference to Exhibit 1(c)(4) to the Registrant's Form 8-K Current Report dated June 27, 1997).
10.44	— Company Security Agreement dated as of June 27, 1997 between Pumpkin and NationsCredit, as Agent (incorporated by reference to Exhibit 1(c)(5) to the Registrant's Form 8-K Current Report dated June 27, 1997).

EXHIBIT NO.		DESCRIPTION OF DOCUMENT
10.45	—	Pumpkin Holdings Pledge Agreement dated as of June 27, 1997 between Pumpkin Holdings and NationsCredit, as Agent (incorporated by reference to Exhibit 1(c)(6) to the Registrant's Form 8-K Current Report dated June 27, 1997).
10.46	—	Security Capital Pledge and Guarantee Agreement dated as of June 27, 1997 between the Registrant and NationsCredit, as Agent (incorporated by reference to Exhibit 1(c)(7) to the Registrant's Form 8-K Current Report dated June 27, 1997).
10.47	—	Security Capital Subordination Agreement dated as of June 27, 1997 among Pumpkin, the Subordinated Obligations Holders (as defined therein) and NationsCredit, as Agent (incorporated by reference to Exhibit 1(c)(8) to the Registrant's Form 8-K Current Report dated June 27, 1997).
10.48	—	Investors Subordination Agreement dated as of June 27, 1997 among Pumpkin, the Subordinated Obligations Holders (as defined therein) and NationsCredit, as Agent (incorporated by reference to Exhibit 1(c)(9) to the Registrant's Form 8-K Current Report dated June 27, 1997).
10.49	—	Seller Subordination Agreement dated as of June 27, 1997 among Pumpkin, Pumpkin Holdings, the Subordinated Obligations Holders (as defined therein) and NationsCredit, as Agent (incorporated by reference to Exhibit 1(c)(10) to the Registrant's Form 8-K Current Report dated June 27, 1997).
10.50	—	Stockholders' Agreement dated as of June 27, 1997 among Pumpkin, Pumpkin Holdings and Gay Burke (incorporated by reference to Exhibit 1(c)(11) to the Registrant's Form 8-K Current Report dated June 27, 1997).
10.51	—	Loan and Security Agreement dated June 13, 2001 between Pumpkin and LaSalle Business Credit (incorporated by reference to Exhibit 10.51 to the Registrant's Form 10-K Annual Report dated December 31, 2001).
10.55	—	Advisory Services Agreement dated June 27, 1997, by and between Pumpkin and the Registrant (incorporated by reference to Exhibit 1(c)(16) to the Registrant's Form 8-K Current Report dated June 27, 1997).
10.56	—	Second Amendment to Advisory Services Agreement dated June 27, 1997 by and between the Registrant and Capital Partners, Inc. (incorporated by reference to Exhibit 1(c)(17) to the Registrant's Form 8-K Current Report dated June 27, 1997).
10.57	—	Joinder Agreement dated June 27, 1997 among Pumpkin, Pumpkin Holdings and the Registrant to Consolidated Income Tax Sharing Agreement dated as of May 17, 1996 among Possible Dreams, Holdings and the Registrant (incorporated by reference to Exhibit 1(c)(18) to the Registrant's Form 8-K Current Report dated June 27, 1997).
10.61	—	Stock Purchase Agreement, dated as of April 6th, 1999, by and among Primrose Holdings, Inc., a Delaware corporation ("Holdings"), Security Capital Corporation, a Delaware corporation ("Security Capital"), Paul L. Erwin Grantor Retained Annuity Trust (together with Paul L. Erwin, the "Shareholders") Registrant (incorporated by reference to Exhibit 1(c)(1) to the Registrant's Form 8-K Current Report dated April 6, 1999).
10.62	—	Credit Agreement, dated as of April 6th, 1997, among Primrose School Franchising Company, ("Primrose"), Holdings, the Lenders referred to therein and Canadian Imperial Bank of Commerce ("CIBC"), as Agent (incorporated by reference to Exhibit 1(c)(2) to the Registrant's Form 8-K Current Report dated April 6, 1999).

EXHIBIT NO.		DESCRIPTION OF DOCUMENT
10.63	—	Warrant Agreement, dated as of April 6th, 1999 between Security Capital and CIBC (incorporated by reference to Exhibit 1(c)(3) to the Registrant's Form 8-K Current Report dated April 6, 1999).
10.65	—	Management Advisory Services Agreement, dated as of April 6th, 1999, by and among Primrose, Metrocorp, Country Day and Security Capital (incorporated by reference to Exhibit 1(c)(5) to the Registrant's Form 8-K Current Report dated April 6, 1999).
10.66	—	Third Amendment to Advisory Services Agreement, dated April 6th, 1999, by and between Security Capital and Capital Partners, Inc. (incorporated by reference to Exhibit 1(c)(6) to the Registrant's Form 8-K Current Report dated April 6, 1999).
10.67	—	Tax Sharing Joinder Agreement, dated April 6th, 1999, among Holdings, Primrose, Metrocorp, Country Day and Security Capital to Consolidated Income Tax Sharing Agreement, dated as of April 17th, 1996, among Possible Dreams, Ltd., P.D. Holdings, Inc. and Security Capital (incorporated by reference to Exhibit 1(c)(7) to the Registrant's Form 8-K Current Report dated April 6, 1999).
10.68	—	Lease Agreement, dated April 6th, 1999 by and between Erwin Family Partnership, LLLP and Primrose (incorporated by reference to Exhibit 1(c)(8) to the Registrant's Form 8-K Current Report dated April 6, 1999).
10.69	—	Lease Agreement, dated April 6th, 1999 by and between Paul L. Erwin and Country Day (incorporated by reference to Exhibit 1(c)(9) to the Registrant's Form 8-K Current Report dated April 6, 1999).
10.70	—	Stockholders' Agreement dated as of December 21, 2000, by and among Security Capital, WC Holdings, Inc. ("WC Holdings"), HP Acquisition, WC, CompManagement, Inc. ("CMI"), CompManagement Health Systems, Inc. ("CHS"), M&N Enterprises, Inc. ("M&NE"), M&N Risk Management, Inc. ("M&NRM") (CMI, CHS, M&NE and M&NRM being collectively referred to with WC as the "Companies"), Robert J. Bossart, Jonathan R. Wagner, Richard T. Kurth, Randy E. Jones, Daniel R. Sullivan and Paul A. Miller (incorporated by reference to Exhibit 1(c)(4.1) to the Registrant's Form 8-K Current Report dated December 21, 2000).
10.71	—	Loan Agreement dated as of December 21, 2000, among each of the Companies, as borrowers, WC Holdings, as guarantor, and Bank One, N.A. ("Bank One"), as lender (incorporated by reference to Exhibit 1(c)(99.1) to the Registrant's Form 8-K Current Report dated December 21, 2000).
10.72	—	Note Purchase Agreement dated as of December 21, 2000, among WC Holdings, as borrower, each of the Companies, as a guarantor, and Banc One Mezzanine Corporation ("Banc One Mezzanine"), as purchaser (incorporated by reference to Exhibit 1(c)(99.2) to the Registrant's Form 8-K Current Report dated December 21, 2000).
10.73	—	Intercreditor and Subordination Agreement dated as of December 21, 2000, among the Companies, WC Holdings, Bank One and Banc One Mezzanine (incorporated by reference to Exhibit 1(c)(99.3) to the registrant's Form 8-K Current Report dated December 21, 2000).
10.74	—	Capital Contribution Agreement dated as of December 21, 2000, between Security Capital and Banc One Mezzanine (incorporated by reference to Exhibit 1(c)(99.4) to the Registrant's Form 8-K Current report dated December 21, 2000).

EXHIBIT NO.		DESCRIPTION OF DOCUMENT
10.75	—	Tax Allocation Agreement dated as of December 21, 2000, among Security Capital, WC Holdings and each of the Companies (incorporated by reference to Exhibit 1(c)(99.5) to the Registrant's Form 8-K Current Report dated December 21, 2000).
10.76	—	Management Advisory Services Agreement dated as of December 21, 2000, among each of the Companies and Security Capital (incorporated by reference to Exhibit 1(c)(99.6) to the Registrant's Form 8-K Current Report dated December 21, 2000).
10.77	—	Fourth Amendment to Advisory Services Agreement dated as of December 21, 2000 between Security Capital and Capital Partners, Inc. (incorporated by reference to Exhibit 1(c)(99.7) to the Registrant's Form 8-K Current Report dated December 21, 2000).
10.78	—	Employment Agreement effective as of December 21, 2000, among WC Holdings, WC, CMI, CHS and Robert J. Bossart (incorporated by reference to Exhibit 1(c)(99.8) to the Registrant's Form 8-K Current Report dated December 21, 2000).
10.79	—	Employment Agreement effective as of December 21, 2000, among WC Holdings, WC, CMI, CHS and Jonathan R. Wagner (incorporated by reference to Exhibit 1(c)(99.9) to the Registrant's Form 8-K Current Report dated December 21, 2000).
10.80	—	Employment Agreement effective as of December 21, 2000, among WC Holdings, WC, CMI, CHS and Richard T. Kurth (incorporated by reference to Exhibit 1(c)(99.10) to the Registrant's Form 8-K Current Report dated December 21, 2000).
10.81	—	Employment Agreement effective as of December 21, 2000, among WC Holdings, WC, CMI, CHS and Randy E. Jones (incorporated by reference to Exhibit 1(c)(99.11) to the Registrant's Form 8-K Current Report dated December 21, 2000).
10.82	—	Employment Agreement effective as of December 21, 2000, among WC Holdings, WC, CMI, CHS and Daniel R. Sullivan (incorporated by reference to Exhibit 1(c)(99.12) to the Registrant's Form 8-K Current Report dated December 21, 2000).
10.83	—	Employment Agreement effective as of December 21, 2000, among WC Holdings, WC, CMI, CHS and Paul A. Miller (incorporated by reference to Exhibit 1(c)(99.13) to the Registrant's Form 8-K Current Report dated December 21, 2000).
10.84	—	Management Consulting Agreement dated as of December 21, 2000, among WC Holdings and each of the Companies (incorporated by reference to Exhibit 1(c)(99.14) to the Registrant's Form 8-K Current Report dated December 21, 2000).
10.85	—	CompManagement, Inc. Deferred Compensation Plan adopted December 21, 2000 (incorporated by reference to Exhibit 99.15 to the Registrant's Form 8-K Current Report dated December 21, 2000).
10.87*	—	Security Capital Corporation's 2000 Long-Term Incentive Plan (incorporated by reference to Exhibit 1(4.) to the Registrant's Registration Statement on Form S-8 dated February 8, 2001).
10.88	—	Loan Agreement, dated as of April 5, 2002, among Primrose School Franchising Company, as Borrower, Primrose Holdings, Inc. and Security Capital Corporation, as Corporate Guarantors, and Bank One, N.A., as Lender (incorporated by reference to Exhibit 1 to the Registrant's Form 10-Q Quarterly Report dated March 31, 2002).
10.89	—	Unconditional Corporate Guaranty Agreement, dated as of April 5, 2002, between Security Capital Corporation and Bank One, N.A. (incorporated by reference to Exhibit 2 to the Registrant's Form 10-Q Quarterly Report dated March 31, 2002).

EXHIBIT NO.		DESCRIPTION OF DOCUMENT
10.90	—	Fifth Amendment to Advisory Services Agreement, dated as of April 5, 2002, by and between Security Capital Corporation and Capital Partners, Inc. (incorporated by reference to Exhibit 3 to the Registrant's Form 10-Q Quarterly Report dated March 31, 2002).
10.91	—	Amended and Restated Management Advisory Services Agreement, dated as of April 5, 2002, between Jewel I, Inc. d/b/a Primrose Country Day School and Primrose School Franchising Company and Security Capital Corporation (incorporated by reference to Exhibit 4 to the Registrant's Form 10-Q Quarterly Report dated March 31, 2002).
10.92	—	Reimbursement Agreement, dated as of April 5, 2002, by and between Brian D. Fitzgerald, Security Capital Corporation and Primrose School Franchising Company (incorporated by reference to Exhibit 5 to the Registrant's Form 10-Q Quarterly Report dated March 31, 2002).
10.93	—	Guaranty Fee Agreement, dated as of April 5, 2002, by and between Security Capital Corporation and Brian D. Fitzgerald (incorporated by reference to Exhibit 6 to the Registrant's Form 10-Q Quarterly Report dated March 31, 2002).
10.94	—	First Amendment to Loan Agreement, dated as of December 31, 2002, by and among Primrose School Franchising Company, Primrose Holdings, Inc., Security Capital Corporation, Brian D. Fitzgerald and Bank One, N.A.
10.95+	—	Advisory Services Agreement dated as of January 1, 2003 between Security Capital Corporation and Capital Partners, Inc.
10.96+	—	First Amendment to Advisory Services Agreement dated as of November 4, 2003 between Security Capital Corporation and Capital Partners, Inc.
10.97+	—	Amended and restated loan agreement dated as of October 3, 2003 among Health Power, Inc., CompManagement, Inc., CompManagement Health Systems, Inc., CompManagement Integrated Disability Services, Inc., CMI Management Company, CompManagement of Virginia, Inc., CompManagement Disability Services Company, CMI Barron Risk Management Services, Inc. and Octagon Risk Services, Inc. as Borrowers, WC Holdings, Inc. as Guarantor and Bank One N.A. as Lender
10.98	—	10%-16% Senior Subordinated Promissory Note, due September 30, 2008, issued by Security Capital Corporation in favor of J.H. Whitney Mezzanine Fund L.P. in the amount of $30.0 million (incorporated by reference to Exhibit 4.1 to the Registrant's Form 8-K Current Report dated January 15, 2004)
10.99	—	Security Purchase Agreement dated as of January 14, 2004, by and between Security Capital Corporation and J.H. Whitney Mezzanine Fund, L.P. (incorporated by reference to Exhibit 10.1 To the Registrant's Form 8-K Current Report dated January 15, 2004)
21+	—	Subsidiaries of the Registrant.
23.1+	—	Consent of Ernest & Young, L.L.P.
31.1+	—	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2+	—	Certification of the CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32+	—	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

\+ Filed herewith.

(b). REPORTS ON FORM 8-K

On October 17, 2003, the Company filed a report on Form 8-K under Items 2, 5 and 7 thereof with respect to the Company's acquisition of Octagon Risk Services, Inc.

On October 29, 2003, the Company filed a report on Form 8-K under Item 5 thereof relating to the bankruptcy of Possible Dreams, Ltd.

On December 5, 2003, the Company filed a report on Form 8-K under Item 5 thereof describing the sale of the non-real estate assets of Possible Dreams, Ltd.

On December 17, 2003, the Company filed a report on Form 8-K/A under Item 7 thereof containing the financial statements of Octagon Risk Services, Inc.

Signatures

Pursuant to the requirements of the Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has caused this report to be signed on its behalf by the undersigned thereto duly authorized.

SECURITY CAPITAL CORPORATION

By /s/ BRIAN D. FITZGERALD

Brian D. Fitzgerald
Chairman of the Board

Date: March 29, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

SIGNATURE	POSITION	DATE
/s/ BRIAN D. FITZGERALD Brian D. Fitzgerald	Chairman of the Board (Principal Executive Officer)	March 31, 2004
/s/ DIANE M. LAPOINTE Diane M. LaPointe	Chief Financial Officer (Principal Accounting Officer)	March 31, 2004
/s/ A. GEORGE GEBAUER A. George Gebauer	Vice Chairman	March 31, 2004
/s/ SAMUEL B. FORTENBAUGH, III Samuel B. Fortenbaugh, III	Director	March 31, 2004
/s/ JOHN H.F. HASKELL, JR. John H.F. Haskell, Jr.	Director	March 31, 2004
/s/ EDWARD W. KELLEY, JR. Edward W. Kelley, Jr.	Director	March 31, 2004
/s/ M. PAUL KELLY M. Paul Kelly	Director	March 31, 2004

INDEX TO EXHIBITS

The documents required to be filed as exhibits to this Form 10-K are listed below. Each management contract or compensatory plan or arrangement required to be filed as an exhibit to this Form 10-K pursuant to Item 15(c) of Form 10-K is marked with an asterisk.

EXHIBIT NO.		DESCRIPTION OF DOCUMENT
3.1	—	Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 2 to the Registrant's Form 8-K Current Report dated June 22, 1990), and amendment thereto (incorporated by reference to Exhibit 1 to the Registrant's Form 8-K Current Report dated February 23, 1994).
3.1A	—	Certificate of Amendment dated March 27, 1996 to Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1A to the Registrant's Form 10-K Annual Report for the fiscal year ended September 30, 1996).
3.1B	—	Certificate of Amendment dated March 27, 1996 to Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1B to the Registrant's Form 10-K Annual Report for the fiscal year ended September 30, 1996).
3.2	—	By-laws of the Registrant (incorporated by reference to Exhibit 3 to the Registrant's Form 8-K Current Report dated June 22, 1990).
4.2	—	Reference is made to Exhibit 3.1.
10.7	—	Advisory Services Agreement dated as of April 27, 1990 and effective as of January 26, 1990, between Security Capital Corporation and Capital Partners, Inc. (incorporated by reference to Exhibit (10)(B) to the Registrant's Form 10-Q Quarterly Report for the period ended March 31, 1991).
10.20	—	Registration Rights Agreement and Amendment to Stock Purchase Agreement dated as of March 28, 1994 among the Registrant, CP Acquisition and FGS, Inc. (incorporated by reference to Exhibit 10.20 to the Registrant's Registration Statement on Form S-1 (Reg. No. 33-74680)).
10.23	—	Loan and Security Agreement dated as of December 31, 2001 (loan funds drawn on January 3, 2002) among Possible Dreams Ltd. and LaSalle Business Credit Inc. (incorporated by reference to Exhibit 10.23 to the Registrant's Form 10-K Annual Report dated December 31, 2001).
10.24	—	Subordinated Promissory Note dated May 17, 1996 in the amount of $2,128,000 from Possible Dreams to Possible Dreams, Ltd., a Massachusetts corporation (incorporated by reference to Exhibit 2 to the Registrant's Form 8-K Current Report dated May 17, 1996).
10.25	—	Corrective Amendment dated November 25, 1996 to Subordinated Promissory Note dated May 17, 1996 in the amount of $2,128,000 from Possible Dreams to Possible Dreams, Ltd., a Massachusetts corporation (incorporated by reference to Exhibit 10.25 to the Registrant's Form 10-K Annual Report for the fiscal year ended September 30, 1996).
10.26	—	Subordinated Promissory Note dated May 17, 1996 in the amount of $332,000 from Possible Dreams to Columbia National Corporation (incorporated by reference to Exhibit 3 to the Registrant's Form 8-K Current Report dated May 17, 1996).

EXHIBIT NO.	DESCRIPTION OF DOCUMENT
10.27	— Corrective Amendment dated November 25, 1996 to Subordinated Promissory Note dated May 17, 1996 in the amount of $332,000 from Possible Dreams to Columbia National Corporation (incorporated by reference to Exhibit 10.27 to the Registrant's Form 10-K Annual Report for the fiscal year ended September 30, 1996).
10.28	— Credit Agreement dated as of May 17, 1996 among Possible Dreams, P.D. Holdings, Inc., a Delaware corporation ("Holdings"), the Lenders referred to therein and NationsCredit Commercial Corporation ("NationsCredit"), as Agent (incorporated by reference to Exhibit 4 to the Registrant's Form 8-K Current Report dated May 17, 1996).
10.29	— Warrant dated May 17, 1996 from Possible Dreams to NationsCredit (incorporated by reference to Exhibit 5 to the Registrant's Form 8-K Current Report dated May 17, 1996).
10.30	— Warrantholders Rights Agreement dated as of May 17, 1996 among Possible Dreams, Holdings, Security Capital Corporation ("Security Capital"), Warren Stanley and Arnold Lee and NationsCredit (incorporated by reference to Exhibit 6 to the Registrant's Form 8-K Current Report dated May 17, 1996).
10.31	— Security Capital Pledge and Guarantee Agreement dated as of May 17, 1996 between Security Capital and NationsCredit, as Agent (incorporated by reference to Exhibit 7 to the Registrant's Form 8-K Current Report dated May 17, 1996).
10.32	— Holdings Pledge Agreement dated as of May 17, 1996 among Holdings and NationsCredit, as Agent (incorporated by reference to Exhibit 8 to the Registrant's Form 8-K Current Report dated May 17, 1996).
10.33	— Investors Subordination Agreement dated as of May 17, 1996 among Possible Dreams, the Subordinated Obligations Holders (as defined therein) and NationsCredit, as Agent (incorporated by reference to Exhibit 9 to the Registrant's Form 8-K Current Report dated May 17, 1996).
10.34	— Sellers Subordination Agreement dated as of May 17, 1996 among Possible Dreams, the Subordinated Obligations Holders (as defined therein) and NationsCredit, as Agent (incorporated by reference to Exhibit 10 to the Registrant's Form 8-K Current Report dated May 17, 1996).
10.38	— First Amendment to Advisory Services Agreement dated as of May 17, 1996 by and between Security Capital and Capital Partners, Inc. (incorporated by reference to Exhibit 14 to the Registrant's Form 8-K Current Report dated May 17, 1996).
10.39	— Consolidated Income Tax Sharing Agreement dated as of May 17, 1996 among Possible Dreams, Holdings and Security Capital (incorporated by reference to Exhibit 15 to the Registrant's Form 8-K Current Report dated May 17, 1996).
10.40	— Asset Purchase Agreement dated as of June 27, 1997 by and among Pumpkin, Ltd. d/b/a Pumpkin Masters, Inc., a Colorado corporation (the "Seller"), Pumpkin Ltd., a Delaware corporation ("Pumpkin"), Pumpkin Masters Holdings, Inc., a Delaware corporation ("Pumpkin Holdings"), and the Registrant (incorporated by reference to Exhibit 1©(1) to the Registrant's Form 8-K Current Report dated June 27, 1977).

EXHIBIT NO.	DESCRIPTION OF DOCUMENT
10.41	— Credit Agreement dated as of June 27, 1997 among Pumpkin, Pumpkin Holdings, the Lenders referred to therein and NationsCredit Commercial Corporation ("NationsCredit"), as Agent (incorporated by reference to Exhibit 1(c)(2) to the Registrant's Form 8-K Current Report dated June 27, 1997).
10.42	— Warrant dated June 27, 1997 from Pumpkin to NationsCredit (incorporated by reference to Exhibit 1(c)(3) to the Registrant's Form 8-K Current Report dated June 27, 1997).
10.43	— Warrant holders Rights Agreement dated as of June 27, 1997 among Pumpkin, Pumpkin Holdings, the Registrant, Seller and Nations Credit (incorporated by reference to Exhibit 1(c)(4) to the Registrant's Form 8-K Current Report dated June 27, 1997).
10.44	— Company Security Agreement dated as of June 27, 1997 between Pumpkin and Nations Credit, as Agent (incorporated by reference to Exhibit 1(c)(5) to the Registrant's Form 8-K Current Report dated June 27, 1997).
10.45	— Pumpkin Holdings Pledge Agreement dated as of June 27, 1997 between Pumpkin Holdings and Nations Credit, as Agent (incorporated by reference to Exhibit 1(c)(6) to the Registrant's Form 8-K Current Report dated June 27, 1997).
10.46	— Security Capital Pledge and Guarantee Agreement dated as of June 27, 1997 between the Registrant and Nations Credit, as Agent (incorporated by reference to Exhibit 1(c)(7) to the Registrant's Form 8-K Current Report dated June 27, 1997).
10.47	— Security Capital Subordination Agreement dated as of June 27, 1997 among Pumpkin, the Subordinated Obligations Holders (as defined therein) and Nations Credit, as Agent (incorporated by reference to Exhibit 1(c)(8) to the Registrant's Form 8-K Current Report dated June 27, 1997).
10.48	— Investors Subordination Agreement dated as of June 27, 1997 among Pumpkin, the Subordinated Obligations Holders (as defined therein) and Nations Credit, as Agent (incorporated by reference to Exhibit 1(c)(9) to the Registrant's Form 8-K Current Report dated June 27, 1997).
10.49	— Seller Subordination Agreement dated as of June 27, 1997 among Pumpkin, Pumpkin Holdings, the Subordinated Obligations Holders (as defined therein) and Nations Credit, as Agent (incorporated by reference to Exhibit 1(c)(10) to the Registrant's Form 8-K Current Report dated June 27, 1997).
10.50	— Stockholders' Agreement dated as of June 27, 1997 among Pumpkin, Pumpkin Holdings and Gay Burke (incorporated by reference to Exhibit 1(c)(11) to the Registrant's Form 8-K Current Report dated June 27, 1997).
10.51	— Loan and Security Agreement dated June 13, 2001 between Pumpkin and LaSalle Business Credit (incorporated by reference to Exhibit 10.51 to the Registrant's Form 10-K Annual Report dated December 31, 2001).
10.55	— Advisory Services Agreement dated June 27, 1997, by and between Pumpkin and the Registrant (incorporated by reference to Exhibit 1(c)(16) to the Registrant's Form 8-K Current Report dated June 27, 1997).
10.56	— Second Amendment to Advisory Services Agreement dated June 27, 1997 by and between the Registrant and Capital Partners, Inc. (incorporated by reference to Exhibit 1(c)(17) to the Registrant's Form 8-K Current Report dated June 27, 1997).

EXHIBIT NO.		DESCRIPTION OF DOCUMENT
10.57	—	Joiner Agreement dated June 27, 1997 among Pumpkin, Pumpkin Holdings and the Registrant to Consolidated Income Tax Sharing Agreement dated as of May 17, 1996 among Possible Dreams, Holdings and the Registrant (incorporated by reference to Exhibit 1(c)(18) to the Registrant's Form 8-K Current Report dated June 27, 1997).
10.61	—	Stock Purchase Agreement, dated as of April 6th, 1999, by and among Primrose Holdings, Inc., a Delaware corporation ("Holdings"), Security Capital Corporation, a Delaware corporation ("Security Capital"), Paul L. Erwin Grantor Retained Annuity Trust (together with Paul L. Erwin, the "Shareholders") Registrant (incorporated by reference to Exhibit 1(c)(1) to the Registrant's Form 8-K Current Report dated April 6, 1999).
10.62	—	Credit Agreement, dated as of April 6th, 1997, among Primrose School Franchising Company, ("Primrose"), Holdings, the Lenders referred to therein and Canadian Imperial Bank of Commerce ("CIBC"), as Agent (incorporated by reference to Exhibit 1(c)(2) to the Registrant's Form 8-K Current Report dated April 6, 1999).
10.63	—	Warrant Agreement, dated as of April 6th, 1999 between Security Capital and CIBC (incorporated by reference to Exhibit 1(c)(3) to the Registrant's Form 8-K Current Report dated April 6, 1999).
10.65	—	Management Advisory Services Agreement, dated as of April 6th, 1999, by and among Primrose, Motorcar, Country Day and Security Capital (incorporated by reference to Exhibit 1(c)(5) to the Registrant's Form 8-K Current Report dated April 6, 1999).
10.66	—	Third Amendment to Advisory Services Agreement, dated April 6th, 1999, by and between Security Capital and Capital Partners, Inc. (incorporated by reference to Exhibit 1(c)(6) to the Registrant's Form 8-K Current Report dated April 6, 1999).
10.67	—	Tax Sharing Joiner Agreement, dated April 6th, 1999, among Holdings, Primrose, Motorcar, Country Day and Security Capital to Consolidated Income Tax Sharing Agreement, dated as of April 17th, 1996, among Possible Dreams, Ltd., P.D. Holdings, Inc. and Security Capital (incorporated by reference to Exhibit 1(c)(7) to the Registrant's Form 8-K Current Report dated April 6, 1999).
10.68	—	Lease Agreement, dated April 6th, 1999 by and between Erwin Family Partnership, LLLP and Primrose (incorporated by reference to Exhibit 1(c)(8) to the Registrant's Form 8-K Current Report dated April 6, 1999).
10.69	—	Lease Agreement, dated April 6th, 1999 by and between Paul L. Erwin and Country Day (incorporated by reference to Exhibit 1(c)(9) to the Registrant's Form 8-K Current Report dated April 6, 1999).
10.70	—	Stockholders' Agreement dated as of December 21, 2000, by and among Security Capital, WC Holdings, Inc. ("WC Holdings"), HP Acquisition, WC, CompManagement, Inc. ("CMI"), CompManagement Health Systems, Inc. ("CHS"), M&N Enterprises, Inc. ("M&NE"), M&N Risk Management, Inc. ("M&NRM") (CMI, CHS, M&NE and M&NRM being collectively referred to with WC as the "Companies"), Robert J. Bossart, Jonathan R. Wagner, Richard T. Kurt, Randy E. Jones, Daniel R. Sullivan and Paul A. Miller (incorporated by reference to Exhibit 1(c)(4.1) to the Registrant's Form 8-K Current Report dated December 21, 2000).

EXHIBIT NO.	DESCRIPTION OF DOCUMENT
10.71	— Loan Agreement dated as of December 21, 2000, among each of the Companies, as borrowers, WC Holdings, as guarantor, and Bank One, N.A. ("Bank One"), as lender (incorporated by reference to Exhibit 1(c)(99.1) to the Registrant's Form 8-K Current Report dated December 21, 2000).
10.72	— Note Purchase Agreement dated as of December 21, 2000, among WC Holdings, as borrower, each of the Companies, as a guarantor, and Banc One Mezzanine Corporation ("Banc One Mezzanine"), as purchaser (incorporated by reference to Exhibit 1(c)(99.2) to the Registrant's Form 8-K Current Report dated December 21, 2000).
10.73	— Intercreditor and Subordination Agreement dated as of December 21, 2000, among the Companies, WC Holdings, Bank One and Banc One Mezzanine (incorporated by reference to Exhibit 1(c)(99.3) to the registrant's Form 8-K Current Report dated December 21, 2000).
10.74	— Capital Contribution Agreement dated as of December 21, 2000, between Security Capital and Banc One Mezzanine (incorporated by reference to Exhibit 1(c)(99.4) to the Registrant's Form 8-K Current report dated December 21, 2000).
10.75	— Tax Allocation Agreement dated as of December 21, 2000, among Security Capital, WC Holdings and each of the Companies (incorporated by reference to Exhibit 1(c)(99.5) to the Registrant's Form 8-K Current Report dated December 21, 2000).
10.76	— Management Advisory Services Agreement dated as of December 21, 2000, among each of the Companies and Security Capital (incorporated by reference to Exhibit 1(c)(99.6) to the Registrant's Form 8-K Current Report dated December 21, 2000).
10.77	— Fourth Amendment to Advisory Services Agreement dated as of December 21, 2000 between Security Capital and Capital Partners, Inc. (incorporated by reference to Exhibit 1(c)(99.7) to the Registrant's Form 8-K Current Report dated December 21, 2000).
10.78	— Employment Agreement effective as of December 21, 2000, among WC Holdings, WC, CMI, CHS and Robert J. Bossart (incorporated by reference to Exhibit 1(c)(99.8) to the Registrant's Form 8-K Current Report dated December 21, 2000).
10.79	— Employment Agreement effective as of December 21, 2000, among WC Holdings, WC, CMI, CHS and Jonathan R. Wagner (incorporated by reference to Exhibit 1(c)(99.9) to the Registrant's Form 8-K Current Report dated December 21, 2000).
10.80	— Employment Agreement effective as of December 21, 2000, among WC Holdings, WC, CMI, CHS and Richard T. Kurth (incorporated by reference to Exhibit 1(c)(99.10) to the Registrant's Form 8-K Current Report dated December 21, 2000).
10.81	— Employment Agreement effective as of December 21, 2000, among WC Holdings, WC, CMI, CHS and Randy E. Jones (incorporated by reference to Exhibit 1(c)(99.11) to the Registrant's Form 8-K Current Report dated December 21, 2000).
10.82	— Employment Agreement effective as of December 21, 2000, among WC Holdings, WC, CMI, CHS and Daniel R. Sullivan (incorporated by reference to Exhibit 1(c)(99.12) to the Registrant's Form 8-K Current Report dated December 21, 2000).
10.83	— Employment Agreement effective as of December 21, 2000, among WC Holdings, WC, CMI, CHS and Paul A. Miller (incorporated by reference to Exhibit 1(c)(99.13) to the Registrant's Form 8-K Current Report dated December 21, 2000).

EXHIBIT NO.		DESCRIPTION OF DOCUMENT
10.84	—	Management Consulting Agreement dated as of December 21, 2000, among WC Holdings and each of the Companies (incorporated by reference to Exhibit 1(c)(99.14) to the Registrant's Form 8-K Current Report dated December 21, 2000).
10.85	—	CompManagement, Inc. Deferred Compensation Plan adopted December 21, 2000 (incorporated by reference to Exhibit 99.15 to the Registrant's Form 8-K Current Report dated December 21, 2000).
10.87*	—	Security Capital Corporation's 2000 Long-Term Incentive Plan (incorporated by reference to Exhibit 1(4.) to the Registrant's Registration Statement on Form S-8 dated February 8, 2001).
10.88	—	Loan Agreement, dated as of April 5, 2002, among Primrose School Franchising Company, as Borrower, Primrose Holdings, Inc. and Security Capital Corporation, as Corporate Guarantors, and Bank One, N.A., as Lender (incorporated by reference to Exhibit 1 to the Registrant's Form 10-Q Quarterly Report dated March 31, 2002).
10.89	—	Unconditional Corporate Guaranty Agreement, dated as of April 5, 2002, between Security Capital Corporation and Bank One, N.A. (incorporated by reference to Exhibit 2 to the Registrant's Form 10-Q Quarterly Report dated March 31, 2002).
10.90	—	Fifth Amendment to Advisory Services Agreement, dated as of April 5, 2002, by and between Security Capital Corporation and Capital Partners, Inc. (incorporated by reference to Exhibit 3 to the Registrant's Form 10-Q Quarterly Report dated March 31, 2002).
10.91	—	Amended and Restated Management Advisory Services Agreement, dated as of April 5, 2002, between Jewel I, Inc. d/b/a Primrose Country Day School and Primrose School Franchising Company and Security Capital Corporation (incorporated by reference to Exhibit 4 to the Registrant's Form 10-Q Quarterly Report dated March 31, 2002).
10.92	—	Reimbursement Agreement, dated as of April 5, 2002, by and between Brian D. Fitzgerald, Security Capital Corporation and Primrose School Franchising Company (incorporated by reference to Exhibit 5 to the Registrant's Form 10-Q Quarterly Report dated March 31, 2002).
10.93	—	Guaranty Fee Agreement, dated as of April 5, 2002, by and between Security Capital Corporation and Brian D. Fitzgerald (incorporated by reference to Exhibit 6 to the Registrant's Form 10-Q Quarterly Report dated March 31, 2002).
10.94	—	First Amendment to Loan Agreement, dated as of December 31, 2002, by and among Primrose School Franchising Company, Primrose Holdings, Inc., Security Capital Corporation, Brian D. Fitzgerald and Bank One, N.A.
10.95+	—	Advisory Services Agreement dated as of January 1, 2003 between Security Capital Corporation and Capital Partners, Inc.
10.96+	—	First Amendment to Advisory Services Agreement dated as of November 4, 2003 between Security Capital Corporation and Capital Partners, Inc.
10.97+	—	Amended and restated loan agreement dated as of October 3, 2003 among Health Power, Inc., CompManagement, Inc., CompManagement Health Systems, Inc., CompManagement Integrated Disability Services, Inc., CMI Management Company, CompManagement of Virginia, Inc., CompManagement Disability Services Company, CMI Barron Risk Management Services, Inc. and Octagon Risk Services, Inc. as Borrowers, WC Holdings, Inc. as Guarantor and Bank One N.A. as Lender

EXHIBIT NO.		DESCRIPTION OF DOCUMENT
10.98	—	10%-16% Senior Subordinated Promissory Note, due September 30, 2008, issued by Security Capital Corporation in favor of J.H. Whitney Mezzanine Fund L.P. in the amount of $30.0 million (incorporated by reference to Exhibit 4.1 to the Registrant's Form 8-K Current Report dated January 15, 2004)
10.99	—	Security Purchase Agreement dated as of January 14, 2004, by and between Security Capital Corporation and J.H. Whitney Mezzanine Fund, L.P. (incorporated by reference to Exhibit 10.1 To the Registrant's Form 8-K Current Report dated January 15, 2004)
21+	—	Subsidiaries of the Registrant.
23.1+	—	Consent of Ernst & Young LLP.
31.1+	—	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2+	—	Certification of the CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32+	—	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

\+ Filed herewith.

SECURITY CAPITAL CORPORATION

Directors

Brian D. Fitzgerald
Chairman of the Board, President and Chief Executive Officer

A. George Gebauer
Vice Chairman of the Board and Secretary

Samuel B. Fortenbaugh III
Practicing Lawyer (private practice) and former Chairman of the law firm of Morgan, Lewis & Bockius LLP

John H. F. Haskell, Jr.
Non-employee Advisor at UBS Securities LLC

Edward W. Kelley, Jr.
Former Governor of the Federal Reserve Board

M. Paul Kelly
President of PK Enterprises

Attorneys

Morgan, Lewis & Bockius LLP
New York, New York

Auditors

Ernst & Young LLP
Stamford, Connecticut

Securities Trading

Our Class A Common Stock trades on the American Stock Exchange under the symbol "SCC".

Transfer Agent and Registrar

The Bank of New York
New York, New York

Stockholder Relations 800 number: 1-800-524-4458
E-Mail Address: shareowner-svcs@bankofny.com
Website Address: http://stock.bankofny.com

Security Capital Corporation
Eight Greenwich Office Park
Third Floor
Greenwich, CT 06831-5149
(203) 625-0770